As filed with the Securities and Exchange Commission on May 23, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Integrated Electrical Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1731	76-0542208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1800 West Loop South

Suite 500

Houston, Texas 77027-3233

(713) 860-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Herbert R. Allen

President and Chief Executive Officer

1800 West Loop South

Suite 500

Houston, Texas 77027-3233

(713) 860-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Attn: G. Michael O’Leary

Henry Havre

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01	15,384,615	$25,692,307.05	$3,023.98

(1)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional shares of common stock to be issued resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Integrated Electrical Services may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 23, 2005

15,384,615 Shares

Integrated Electrical Services, Inc.

Common Stock

This prospectus relates to the resale by selling stockholders of up to an aggregate of 15,384,615 shares of our common stock, par value $0.01 per share, which offered shares are issuable to the selling stockholders upon conversion or repurchase of our 6.5% senior convertible notes due 2014. See “Principal and Selling Stockholders.”

Our common stock is traded on the New York Stock Exchange under the symbol “IES.” On May 18, 2005, the last reported sales price of our common stock was $1.63 per share.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our position relative to our competitors or as to market share refer to the most recent available data.

In this prospectus, we use the terms “Integrated Electrical Services,” “IES,” “we,” “us” and “our” to refer to Integrated Electrical Services, Inc. together with its subsidiaries unless the context otherwise requires. These terms also refer to our subsidiaries unless the context otherwise requires.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risks discussed in the “Risk Factors” section, the historical financial statements and notes to those financial statements. This summary does not contain all of the information that investors should consider before investing in our common stock.

Our Company

We are a leading provider of electrical contracting services in the United States. We provide a broad range of services including designing, building, maintaining and servicing electrical, data communications and utilities systems for commercial, industrial and residential customers.

Our electrical contracting services include design of the electrical distribution systems within a building or complex, procurement and installation of wiring and connection to power sources, end-use equipment and fixtures as well as long-term contract maintenance. We service commercial, industrial, and residential markets and have a diverse customer base including: general contractors; property managers and developers; corporations; government agencies and municipalities; and homeowners. We provide services for a variety of projects including: high-rise residential and office buildings, power plants, manufacturing facilities, municipal infrastructure and health care facilities and residential developments. We also offer low voltage contracting services as a complement to our electrical contracting business. Our low voltage services include design and installation of external cables for corporations, universities, data centers and switching stations for data communications companies as well as the installation of fire and security alarm systems. Our utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. Our maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. We also perform projects that require special expertise, such as design-and-build projects that utilize the capabilities of our in-house engineers or projects that require specific market expertise such as hospitals or power generation facilities, as well as service, maintenance and certain renovation and upgrade work, which tends to either be recurring, have lower sensitivity to economic cycles, or both.

Since our incorporation in 1997, we have expanded to approximately 140 locations currently serving the continental 48 states. This expansion was accomplished through acquisition and internal growth and does not include locations associated with recent divestitures. From 1997 to 2004, revenues for our businesses increased at a compounded annual growth rate of approximately 24%. Included in that growth was approximately five percent organic or “same store sales” growth. This includes a decline in our revenue base between 2002 and 2004 of approximately seven percent due to market conditions and strategic divestitures. For the same period, excluding discontinued operations, our businesses increased at a compounded growth rate of approximately 23%. In 2003 and 2004, we continued to focus internally on integrating our information systems and established a regionally based management structure to enhance operating controls at all levels of our organization, as well as integrating a consolidated procurement program and structure to manage customers and vendors on a national basis.

Recent Developments

On May 17, 2005, Moody’s Investor Service, or Moody’s, downgraded its credit rating of our long-term debt and changed its ratings outlook from stable to negative. Moody’s stated that the downgrade reflected recent operating weakness relative to Moody’s expectations, negative cash flow generation for the six months ended March 31, 2005, the pace of debt reduction through asset sales, low interest coverage, general uncertainty regarding our operating outlook, low interest coverage and our recent announcement that we were in violation of our minimum EBITDA covenant. On May 23, 2005, we entered into an amendment to the credit facility that effectively covers our default and we are, therefore, no longer in violation of our minimum EBITDA covenant. See “Management’s Discussion and Analysis—Liquidity and Capital Resources” for additional discussion regarding the amendment. Moody’s also stated that the downgrade reflects the challenges Moody’s believes that we may encounter as we seek to continue to divest certain of our non-core operations and the difficulties that Moody’s believes we may encounter as we attempt to grow our retained core operations.

On May 19, 2005, Standard & Poor’s Ratings Services, or S&P, announced that it placed our corporate credit and subordinated debt rating on CreditWatch with negative implications. S&P stated that the CreditWatch placement reflects our weakened liquidity position after violating the EBITDA covenant under our credit facility, which has subsequently been covered by an amendment to the credit facility.

The Offering

We are registering an aggregate of 15,384,615 shares of common stock of Integrated Electrical Services, Inc., to be offered for sale by certain of our stockholders. The offered shares are issuable upon the conversion or repurchase of our 6.5% senior convertible notes due 2014. In order to estimate the number of shares of common stock issuable to the selling stockholders, we have made several assumptions. We have assumed that (1) all of the convertible notes are converted into shares of our common stock, (2) no make-whole premium is paid, (3) the conversion price for all convertible notes is $3.25 and (4) interest on the convertible notes is paid on each semi-annual interest date, and as such, there is not a restriction on the number of shares we can so issue. These assumptions are necessary to estimate the number of shares to register for resale. These assumptions may not occur exactly as assumed. It is possible that more than the shares of common stock we estimate to be issued will be issued. To the extent the number of shares we issue to the selling stockholders exceeds the number of shares registered pursuant to the registration statement, of which this prospectus forms a part, we will need to amend the registration statement, or file an additional registration statement, to increase the number of shares registered.

Use of Proceeds

We will not receive any of the proceeds from the sale of the offered shares by the selling stockholders.

How You Can Contact Us

Our principal executive offices are located at 1800 West Loop South, Suite 500, Houston, Texas 77027, and our telephone number is (713) 860-1500.

RISK FACTORS

You should consider carefully the risks described below, as well as the other information included in this prospectus, before making an investment decision. The risks described below summarize the material risks involved in investing in our common stock but are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially and adversely affected by any of these risks, and the value of your investment may decrease due to any of these risks.

Risks Related to Our Business

Downturns in construction could adversely affect our business because more than half of our business is dependent on levels of new construction activity.

More than half of our business involves the installation of electrical systems in newly constructed and renovated buildings, plants and residences. The construction industry is cyclical and downturns in levels of construction or housing starts could have a material adverse effect on our business, financial condition and results of operations. Our ability to maintain or increase revenues from new installation services will depend on the number of new construction starts and renovations, which will likely correlate with the cyclical nature of the construction industry. The number of new building starts will be affected by local economic conditions, and other factors, including the following:

•	employment and income levels;

•	interest rates and other factors affecting the availability and cost of financing;

•	tax implications for homebuyers and commercial construction;

•	consumer confidence;

•	housing demand; and

•	cost of materials used in construction such as steel, copper, lumber and fuel.

Additionally, a majority of our business is focused in the southeastern and southwestern portions of the United States, concentrating our exposure to local economic conditions in those regions. Downturns in levels of construction or housing starts in these geographic areas could result in a material reduction in our activity levels.

The highly competitive nature of our industry could affect our profitability by reducing our profit margins.

The electrical contracting industry is served by many small, owner-operated private companies, public companies and several large regional companies. We could also face competition in the future from new competitors entering these markets. Some of our competitors offer a greater range of services, including mechanical construction, facilities management, plumbing and heating or ventilation and air conditioning services. Competition in our markets depends on a number of factors, including price. Some of our competitors may have lower overhead cost structures, higher bonding limits, or lower bonding costs and may, therefore, be able to provide services comparable to ours at lower rates than we do. If we are unable to offer our services at competitive prices or if we have to reduce our prices to remain competitive, our profitability would be impaired.

Our independent auditors identified material weaknesses in our internal control over financial reporting that could result in misstatements in our financial statements that may be material.

On August 13, 2004, we announced that we would be unable to timely file our quarterly report on Form 10-Q for the quarterly period ended June 30, 2004. An investigation of the factors surrounding certain identified material weaknesses in internal control and the accounting for an investment resulted in our restating earnings for the six months ended March 31, 2004, and the years ended September 30, 2002 and 2003. While management has implemented changes to its internal controls procedures as a result of its findings, the identification in the future of additional weaknesses in our internal controls could result in a material adverse effect on our business, financial condition and results of operations.

By letter dated August 12, 2004, Ernst & Young, our independent auditors, advised us that they had identified two deficiencies in the design of our internal controls that are material weaknesses:

•	First, at one subsidiary, certain administrative costs were inappropriately recorded as additional contract costs on a large cost-plus contract, which resulted in the deferral of expenses and overstatement of revenues for the first quarter of fiscal 2002. Additionally, the subsidiary recorded margin on that same contract of up to 8% when the contract only allowed for costs plus a maximum of 6%.

•	Second, we recorded an additional $4.3 million in adjustments to contract cost, reversal of revenue and other issues. The auditors concluded that our lack of timely updating of estimated costs to complete contracts and lack of monitoring revenue recognition policies was a deficiency and material weakness.

Our management has instituted a number of measures to address the deficiencies raised by our independent auditors, including the following:

•	The number of reporting regions was reduced, and a new “rapid response” team was created to step in and assist subsidiaries experiencing difficulties to accelerate corrective measures.

•	Implementation of new and significantly expanded training programs for employees responsible for financial reporting.

•	The form of certification used for subsidiary presidents and controllers was revised and expanded.

•	Reporting relationships were changed so that regional controllers report directly to and have a direct line of communication with the Chief Accounting Officer.

•	A centralized accounting system has been implemented at 90% of our subsidiaries as of March 31, 2005. This accounting system permits remote access and increased oversight of the accounting records at each subsidiary location.

•	We are implementing policies to require additional support in narrative or other form to document probable collection of larger aged accounts receivable. Under the revised policy, evidence required to recognize revenue will be a written or oral change order or notice to proceed.

•	We are clarifying and improving our accounting policies, including our policies regarding revenue recognition, ethics compliance and contract documentation, and providing the policies in language and format that are more readily usable.

•	We increased our regional and corporate monitoring procedures including consolidated five quarter fade reviews, troubled contract reviews, revenues at risk analysis and increased involvement from regional and corporate accounting in significant judgments.

•	We will continue to leverage the capabilities of our reporting system, improve the documentation of the cost to complete calculation and formalize the process for monthly work in process review meetings.

As of the date of the registration statement, of which this prospectus forms a part, we do not believe that the material weakness relating to the timely updating of estimated costs to complete contracts has been remediated. We expect that further training, process improvement, and monitoring of compliance with our revenue recognition policies is required to remediate this material weakness. Our auditors concur that these steps are required to fully remediate the material weakness and include their suggestions. We believe these changes allow us to better enforce controls and detect potential issues more quickly in the future.

During the second quarter 2005, we received a letter from our independent auditors identifying a material weakness in our internal control over financial reporting that relates to the operation of our financial reporting process, including an under resourced accounting staff that prevents adequate review and supervision, and the lack of certain management review during the financial reporting process. Our management is taking the following steps to remediate this material weakness:

•	We recently hired a new senior accountant who will provide our supervisory accounting staff the ability to increase review and supervision within the accounting department.

•	Our Financial Reporting Manager, who was unavailable for the December 2004 financial-closing process, has returned to work.

•	We are in the process of filling our Chief Accounting Officer position, the duties of this position are currently being performed by our Chief Financial Officer.

•	We reinforced a more rigorous review of public filings by other areas of management, including legal, operations and other executives.

As of the date of the registration statement, of which this prospectus forms a part, we believe the additional staff and processes identified above will remediate the identified material weakness.

There is currently a shortage of qualified electricians. Since the majority of our work is performed by electricians, this shortage may negatively affect our business, including our ability to grow.

There is currently a shortage of qualified electricians in the United States. In order to conduct our business, it is necessary to employ electricians and have those electricians qualified in the states where they do business. While overall economic growth has diminished, our ability to increase productivity and profitability may be limited by our ability to employ, train and retain skilled electricians required to meet our needs. Accordingly there can be no assurance, among other things, that:

•	we will be able to maintain the skilled labor force necessary to operate efficiently;

•	our labor expenses will not increase as a result of a shortage in the skilled labor supply; and

•	we will be able to maintain the skilled labor force necessary to implement our planned internal growth.

Due to seasonality and differing regional economic conditions, our results may fluctuate from period to period.

Our business is subject to seasonal variations in operations and demand that affect the construction business, particularly in residential construction. Our quarterly results may also be affected by regional economic conditions. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year.

Adverse changes in our credit ratings may negatively affect us.

Moody’s Investor Service, or Moody’s, recently downgraded its credit ratings of our long-term debt and revised its ratings outlook for our long-term debt from stable to negative. Additionally, Standard & Poor’s Ratings Services, or S&P, recently announced that it placed our corporate credit and subordinated debt rating on CreditWatch with negative implications. The recent downgrades in the credit rating of our long-term debt, and any future downgrades, could negatively affect our stock price and increase our cost of borrowing or surety bonding in the future. An increase in our borrowing costs could restrict or discontinue our ability to obtain additional debt financing or surety bonding at attractive rates when needed, which would have a negative impact on our business and financial condition.

The estimates we use in placing bids could be materially incorrect. The use of incorrect estimates could result in losses on a fixed price contract. These losses could be material to our business.

We currently generate, and expect to continue to generate, more than half of our revenues under fixed price or guaranteed maximum price contracts. The cost of labor or materials may vary from the costs we originally estimate. Variations from estimated contract costs along with other risks inherent in performing fixed price contracts may result in actual revenue and gross profits for a project differing from those we originally estimated and could result in losses on projects. Depending upon the size of a particular project, variations from estimated contract costs can have a significant impact on our operating results for a fiscal quarter or year. We must estimate the costs of completing a particular project to bid for these fixed price contracts and the final costs may be higher than expected resulting in a smaller than expected profit margin or even a loss. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined.

We may experience difficulties in managing internal growth and change.

We expect to expend significant time and effort managing and changing existing operations. We cannot guarantee that our systems, procedures and controls will be adequate to support our operations, including the timely receipt of financial information. Growth and change impose significant added responsibilities on our senior management, such as the need to identify, recruit and integrate new senior managers and executives. If we are unable to manage our change in operations size, or if we are unable to attract and retain additional qualified management, our operations could be materially adversely affected.

On August 13, 2004, we announced that we would not timely file our quarterly report on Form 10-Q for the quarterly period ended June 30, 2004. Following this announcement, our stock price declined by approximately 40 percent to $3.93 on August 16, 2004. An investigation of the factors surrounding certain identified material weaknesses in our internal controls and the accounting for an investment resulted in our restating our earnings for the six months ended March 31, 2004, and the years ended September 30, 2002 and 2003. During the second quarter 2005, we received a letter from our external auditors identifying a material weakness in internal control that relates to the operation of our financial reporting process including an under resourced accounting staff that prevents adequate review and supervision, and the lack of certain management review during the financial reporting process. While management has implemented changes to its internal controls procedures as a result of its findings, the identification in the future of additional weaknesses in our internal controls could result in a material adverse effect on our business, financial condition and results of operations.

We may experience difficulties in managing our working capital.

Our billings under fixed price contracts are often based upon achieving certain benchmarks and the work being accepted by our customers. If we are unable to demonstrate compliance with billing criteria, or if we fail to issue a project billing, our likelihood of collection could be delayed or impaired. If this were to occur over several large projects, it could have a materially adverse effect on our operations.

To service our indebtedness and to fund working capital, we require a significant amount of cash. Our ability to generate cash depends on many factors.

Our ability to make payments on and to refinance our indebtedness and to fund future expenditures will depend on our ability to generate cash in the future. This is subject to our operational performance, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our credit facility matures in August 2005, our senior subordinated notes are due in February 2009, and our 6.5% senior convertible notes are due in 2014.

Without continued sale of assets, we cannot provide assurance that our remaining business will generate sufficient cash flow from operations or asset sales and that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot provide assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to refinance our debt on commercially reasonable terms could materially adversely affect our business.

We have a substantial amount of debt. Our current debt level could limit our ability to fund future working capital needs and increase our exposure during adverse economic conditions.

Our indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to adverse operational performance and economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict our ability to obtain surety bonds;

•	place us at a disadvantage compared to competitors that are less leveraged in the view of potential lenders or surety bonding companies; and

•	limit our ability to borrow additional funds.

Additionally, a default or event of default under any one of our credit or debt agreements can immediately or with the passage of time, depending on the provision, result in a cross-default in all of our other credit and debt agreements and trigger rights such as acceleration of payment obligations. To cure such cross-defaults could require multiple amendments or waivers under the various agreements. Such amendments or waivers may not be available or the terms may not be attractive to us or we may not have sufficient ability to cure such cross-accelerated defaults and the debt holders may take action that would negatively affect our financial position.

A significant portion of our business depends on our ability to provide surety bonds. Impediments to our ability to obtain surety bonds could affect our operating results adversely and reduce future revenues materially.

Some customers, particularly on government funded projects and large new construction, require the company to post bid bonds to guarantee bids and payment and performance bonds.

The current conditions in the surety bonding industry are adversely affecting our ability to obtain bid and surety bonding on terms or in amounts consistent with past practices. Losses experienced by the surety industry in recent years have caused surety providers to limit capacity and increase costs for all participants, including us. Many companies that previously wrote surety bonds no longer do so. The large size of our needed program is also less attractive to many providers and limits the number of available surety providers. At this time, we do not have a commitment from our surety company that it will continue to write bonds for our projects and can decline to write new bonds at any time. There are certain situations where, if we are unable to obtain a surety bond, we could be subject to claims or damages or withholding of payment by customers. Those situations include projects where bonds are required on the job and we have already begun work and jobs where the terms of the contract allow the customer to later require a bond even if the bond was not required when work began. With our limited ability to provide surety bonds, it will take several months at the present rate to provide bonds needed for projects where we have already begun work. If we are unable to obtain a bond in connection with such a project, we could be subject to a damage claim by the customer for the costs of replacing us with another contractor or the contractor could withhold payment to us. Customers on private jobs are often reluctant to replace an existing contractor and may be willing to waive the bonding requirement or, through negotiation, agree to different payment terms or other assurances. However, customers on government jobs are typically unable to waive such bonding requirements. While we continue to have access to surety bonding at reduced levels (in comparison to our past experience), we are currently seeking a co-surety arrangement to increase our bonding capacity. However, we cannot assure you that we will be able to obtain increased surety arrangements, and consequently, we may be required to further abandon businesses for which surety arrangements are necessary. Furthermore, even when we dispose of such business, we remain liable for previous bonding obligations and other liabilities that relate back to our prior involvement with such businesses.

In certain cases, surety bond companies are willing to provide surety bonds only if cash or letters of credit are provided as collateral. This additional cost, when combined with the costs to perform the work and the practice in the industry of the customer retaining a percentage of the contract amount until the job is complete, can make projects that are subject to this type of collateral requirement no longer economically viable. We have currently posted cash and letter of credit collateral with our surety in the aggregate amount of $23.0 million. We have also provided our surety with a first priority security interest in some of our assets, including accounts receivable, inventory and equipment related to bonded jobs. Our surety could require additional collateral in the future. Such increased collateral requirements could restrict our ability or desire to obtain surety bonds in the future.

In all cases where payment and performance bonds have been provided, if we fail to perform under the terms of the contracts or fails to pay subcontractors or vendors who provided services or goods to the project, then the customers can demand that the surety perform such services or provide such goods under the terms of the bond. If the surety is forced to make any expenditures or arrange for any services, then we must reimburse the surety for those expenses. No surety for us has ever had to step in or perform services for or pay any amount due to any subcontractor on our behalf.

Although there are alternatives available for surety bonds such as insurance products, alternative payment arrangements, increased retention, etc., these alternatives are not common and not always available or acceptable. A loss of or a decrease in the availability of surety bonding can cause customer concern over our ability to perform and can cause an even greater need for bonds where customers that did not previously require surety bonds will begin to do so. Any diminishment of bonding capacity will have a negative economic effect on us since even with sufficient profitable work for growth, bonding limits will restrict that growth.

We have adopted tax positions with which taxing authorities may disagree. If a taxing authority disagrees with our tax positions, our results may be adversely affected.

Our effective tax rate and cash paid for taxes are affected by numerous tax positions that we have adopted. Taxing authorities may not always agree with the positions we have taken. We believe that we have adequate reserves in the event that a taxing authority differs with positions we have taken, however, there can be no assurance that our results of operations will not be adversely affected.

Our reported operating results could be adversely affected as a result of goodwill impairment write-offs.

When we acquire a business, we record an asset called “goodwill” if the amount we pay for the business, including liabilities assumed, is in excess of the fair value of the assets of the business we acquire. We adopted Statement of Financial Accounting Standards, or SFAS, No. 142 “Goodwill and Other Intangible Assets” which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all of our goodwill amortization ceased effective October 1, 2001. Additionally, SFAS No. 142 requires that goodwill attributable to each of four reporting units be tested at least annually (absent any impairment indicators). The testing includes comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. On an ongoing basis (absent any impairment indicators), we expect to perform impairment tests at least annually during the first fiscal quarter of each year. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses. Additionally, we are divesting several business units. If the sales proceeds are less than the sum of the net assets to be sold, the fair value of the goodwill associated with the assets to be sold and the costs to sell, the Company will be required to write down the carrying value of goodwill. We cannot assure that we will not have future impairment adjustments to our recorded goodwill.

Our operations are subject to numerous physical hazards associated with the construction of electrical systems. If an accident occurs, it could result in an adverse effect on our business.

Hazards related to our industry include, but are not limited to, electrocutions, fires, mechanical failures or transportation accidents. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and may result in suspension of operations. Our insurance does not cover all types or amounts of liabilities. Our third-party insurance is subject to larger deductibles than we have had in the past for which we establish reserves and, accordingly, we effectively self-insure for much of our exposures. No assurance can be given that our insurance or our provisions for incurred claims and incurred but not reported claims will be adequate to cover all losses or liabilities we may incur in our operations or that we will be able to maintain adequate insurance at reasonable rates.

The loss of key personnel, either at the corporate or operating level, could adversely affect our business.

Some of our operations senior management are nearing retirement age and we will likely lose some senior managers over the next several years. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations. Our operations depend on the continued efforts of our current and future executive officers, senior management and management personnel at the companies we have acquired. A criterion we use in evaluating acquisition candidates is the quality of their management. We cannot guarantee that any member of management at the corporate or subsidiary level will continue in their capacity for any particular period of time. The loss of key personnel could adversely affect our operations. We do not maintain key man life insurance.

The loss of productivity, either at the corporate office or operating level, could adversely affect our business.

Our business is primarily driven by labor. The ability to perform contracts at acceptable margins depends on our ability to deliver substantial labor productivity. We cannot guarantee that productivity will continue at acceptable levels at our corporate office and our operating subsidiaries for a particular period of time. The loss of productivity could adversely affect the margins on existing contracts or the ability to obtain new contracts.

Litigation and claims could adversely affect our business.

In the construction business there are always claims and litigation. Latent defect litigation is a normal course occurrence for residential home builders in some parts of the country. There is also the inherent claims and litigation risk of the number of people that work on construction sites and the fleet of vehicles on the road everyday. Those claims and litigation risks are managed through safety programs, insurance programs, litigation management at the corporate office and the local level and a network of attorneys and law firms throughout the country. Nevertheless, claims are sometimes made and lawsuits filed and some for amounts in excess of their value or amounts for which they are eventually resolved. Claims and litigation normally follow a predictable course of time to resolution. Because of the large number of claims of a company with so many contracts and employees, there can be periods of time where a disproportionate amount of the claims and litigation may come to the point of resolution through the court system, arbitration, mediation, or settlement all in the same quarter or year. If these matters resolve near the same time then the cumulative effect can be higher than the ordinary level in any one reporting period.

Independent of the normal litigation risks, as a result of our inability to timely file our third quarter Form 10-Q and the subsequent events, a class action lawsuit has been filed as well as a shareholder derivative action. These matters are more fully discussed in “Business—Legal Proceedings” on page 42.

We are in the process of selling the assets of some of our wholly owned subsidiaries, which could produce consequences adverse to our business.

We have determined to sell all or substantially all of the assets of a number of our wholly owned subsidiaries. Those sales are being made to facilitate the business needs and purposes of the organization as a whole. Since we were a consolidator of electrical contracting businesses, often the best candidates to purchase those assets are previous owners of those assets. That previous owner may sometimes still be associated with the subsidiary as an officer of that subsidiary. To facilitate the desired timing, the sales are being made with more than ordinary reliance on the representations of the purchaser, who is often the person most familiar with the business unit being sold. There is the potential in retaining the company structure that if the purchaser is unwilling or unable to satisfy the transferred liabilities, we may be forced to fulfill obligations that were assumed by others. We would then seek reimbursement from the parties that assumed those liabilities.

One of the reasons we have pursued, and continue to pursue, these asset sales is to reduce our need for surety bonds. However, when we divest assets of our subsidiaries that are related to ongoing bonded jobs, the selling subsidiary remains responsible for the bonded jobs. Accordingly, we may be required to support increased bond amounts for changes to the bonded jobs even after the sale of assets related to such bonded jobs.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 introduced many new requirements regarding corporate governance and financial reporting. Among many other requirements is the requirement under Section 404 of the act, beginning with our Form 10-K for the year ended September 30, 2005, for management to report on its internal controls over financial reporting and for our independent public accountants to attest to this report. During late fiscal 2003 and fiscal 2004, we began actions to ensure our ability to comply with these requirements, including, but not limited to, the engagement of outside experts to assist in the evaluation of our controls and documentation of existing controls. Additionally, we expect to devote significant time and incur costs during fiscal 2005 to ensure compliance. There can be no assurance that we will be successful in complying with Section 404 or other sections of the act. Failure to do so could adversely impact our ability to obtain financing or bonding, lead to the loss of customers, cause us to incur penalties and additional expenditures to meet the requirements or subject us to the risk of additional litigation.

As the economy improves, our business could increase, which would increase our need for additional cash that we may not have and may be unable to obtain.

As the economy improves, the amount of business available to us is expected to increase. As the volume of new business increases, we will need increasing amounts of cash to fund work in progress. If we do not have sufficient cash from sales or available borrowing base, then we would be limited in our ability to service our increasing business.

Risks Related to this Offering

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect this market price of our common stock.

Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	a classified board of directors, so that only approximately one-third of our directors are elected each year;

•	limitations on the removal of directors;

•	the prohibition of stockholder action by written consent; and

•	limitations on the ability of our stockholders to call special meetings and establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

Delaware law prohibits us from engaging in any business combination with any “interested stockholder,” meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. The terms of our existing senior credit facility and the terms of our senior subordinated notes restrict our ability to pay dividends. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

A number of shares of our common stock are eligible for future sale, which could cause our stock price to decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and a price that we deem appropriate. Shares of common stock issued upon the conversion or repurchase of our convertible notes could cause substantial dilution to our stockholders, which could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things, the risk factors discussed in this prospectus and other factors, most of which are beyond our control.

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements.

This prospectus includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our expectations and involve risks and uncertainties that could cause our actual results to differ materially from those set forth in the statements. Such risks and uncertainties include, but are not limited to, the inherent uncertainties relating to estimating future operating results or our ability to generate sales, income, or cash flow, potential difficulty in addressing material weaknesses in our accounting systems that have been identified to us by our independent auditors, failure to timely pass Sarbanes-Oxley 404 testing, limitations on our ability to access the credit line under our credit facility or obtain a new facility, litigation risks and uncertainties, fluctuations in operating results because of downturns in levels of construction, incorrect estimates used in entering into and executing contracts, difficulty in managing the operation of existing entities, the high level of competition in the construction industry, changes in interest rates, the general level of the economy, increases in costs of labor, steel, copper and gasoline, limitations on the availability and the increased costs of surety bonds required for certain projects, inability to reach agreement with our surety bonding company to provide sufficient bonding capacity, inability to reach agreement with a co-surety, risk associated with failure to provide surety bonds on jobs where we have commenced work or are otherwise contractually obligated to provide surety bonds, loss of key personnel or change in senior management, inability to reach agreement for planned sales of assets, business disruption and transaction costs attributable to the sale of business units, costs associated with the closing of business units, unexpected liabilities associated with warranties or other liabilities attributable to the retention of the legal structure of business units where we have sold substantially all of the assets of the business unit, inability to fulfill the terms of the credit facility, difficulty in integrating new types of work into existing subsidiaries, uncertainty relating to the existing formal SEC investigation pending, disruption with changes in operating structure and procedures, potential reduction of revenues from sale of businesses that results in insufficient revenues to pay debt obligations, changes in market, customer or vendor perception of IES resulting in higher bond needs or slower payments, errors in estimating revenues and percentage of completion on contracts, and weather and seasonality. You should understand that the foregoing important factors, in addition to those discussed elsewhere in this document, including those under the heading “Risk Factors,” could affect our future results and could cause results to differ materially from those expressed in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the offered shares by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

PRICE AND RELATED INFORMATION CONCERNING REGISTERED SHARES

Our common stock is listed on the New York Stock Exchange under the symbol “IES.”

The following tables set forth for the period indicated the high and low bid prices for our common stock for the periods indicated for 2003, 2004 and 2005.

2005	High	Low
First Quarter	$5.44	$2.10
Second Quarter	$4.76	$2.73
Third Quarter through May 18, 2005	$2.89	$1.42

2004	High	Low
First Quarter	$9.75	$6.70
Second Quarter	$11.90	$9.20
Third Quarter	$11.66	$7.40
Fourth Quarter	$8.61	$3.77

2003	High	Low
First Quarter	$4.28	$3.10
Second Quarter	$4.50	$3.50
Third Quarter	$7.60	$4.23
Fourth Quarter	$7.76	$5.76

The high and low sales prices represent the intra-day prices on the New York Stock Exchange.

On May 18, 2005, the last reported bid price of our common stock was $1.64 per share. As of May 5, 2005, there were approximately 1,329 record holders of our common stock and four record holders of our restricted common stock.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant. We are also currently restricted in our ability to pay dividends under our credit facility and our senior subordinated notes.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial information for the periods shown. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus. The amounts for each historical annual period presented below were derived from our audited financial statements, except for the fiscal years ended 2000 and 2001. The interim financial statement data for the six months ended March 31, 2004 and 2005 are unaudited. All dollar amounts in the following table are shown in thousands, except per share data.

	Year Ended September 30,					Six Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
			(restated)	(restated)
Revenues	$1,486,544	$1,482,121	$1,281,366	$1,249,955	$1,226,945	$601,241	$573,056
Cost of Services	1,221,457	1,215,152	1,090,849	1,073,345	1,075,489	520,531	506,357

Gross profit	265,087	266,969	190,517	176,610	151,456	80,710	66,699

Selling, general and administrative expenses	204,082	197,111	159,539	137,417	143,361	63,448	71,508
Restructuring charges	—	—	5,556	—	—	—	—
Goodwill Impairment Charge	11,195	10,967	—	—	79,566	—	—

Income (loss) from operations	49,810	58,891	25,422	39,193	(71,471)	17,262	(4,809)

Other income (expense):
Interest expense	23,230	26,053	26,702	25,744	23,187	13,015	13,285
Other, net	(922)	277	775	157	5,858	5,473	555

Interest and other expense, net	22,308	26,330	27,477	25,901	29,045	18,488	13,840

Income (loss) from continuing operations	27,502	32,561	(2,055)	13,292	(100,516)	(1,226)	(18,649)
Provision (benefit) for income taxes	14,966	16,359	(960)	2,068	8,002	(6,720)	896

Net income (loss) from continuing operations	12,536	16,202	(1,095)	11,224	(108,518)	5,494	(19,545)

Discontinued operations:
Income (loss) from discontinued operations	15,297	21,820	15,527	13,722	(13,264)	5,356	(11,210)
Provision for income taxes	6,677	9,312	6,156	5,509	3,082	2,089	79

Net income (loss) from discontinued operations	8,620	12,508	9,371	8,213	(16,346)	3,267	(11,289)

Cumulative effect of change in accounting principle, net of tax	—	—	(283,284)	—	—	—	—

Net income (loss)	$21,156	$28,710	$(275,008)	$19,437	$(124,864)	$8,761	$(30,834)

Basic earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	$0.31	$0.40	$(0.03)	$0.29	$(2.81)	$0.14	$(0.50)

Basic earnings (loss) per share from discontinued operations	$0.21	$0.31	$0.24	$0.21	$(0.42)	$0.09	$(0.29)

Cumulative effect of change in accounting principle	$—	$—	$(7.11)	$—	$—	$—	$—
Basic earnings (loss) per share	$0.53	$0.71	$(6.90)	$0.50	$(3.23)	$0.23	$(0.79)

Diluted earnings (loss) per share:
Diluted earnings (loss) per share from continuing operations	$0.31	$0.40	$(0.03)	$0.29	$(2.81)	$0.14	$(0.50)

Diluted earnings (loss) per share from discontinued operations	$0.21	$0.31	$0.24	$0.21	$(0.42)	$0.08	$(0.29)

Cumulative effect of change in accounting principle	$—	$—	$(7.11)	$—	$—	—	—
Diluted earnings (loss) per share	$0.52	$0.70	$(6.90)	$0.50	$(3.23)	$0.22	$(0.79)

Shares used in the computation of earnings (loss) per share:
Basic	40,207,940	40,402,533	39,847,591	39,062,776	38,610,326	38,408,607	39,033,601

Diluted	40,410,400	40,899,790	39,847,591	39,225,312	38,610,326	39,013,887	39,033,601

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Overview

In response to the SEC’s Release No. 33-8040, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, we have identified the accounting principles which we believe are most critical to our reported financial status by considering accounting policies that involve the most complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to revenue recognition, the assessment of goodwill impairment, our allowance for doubtful accounts receivable, the recording of our self-insurance liabilities and our estimation of the valuation allowance for deferred tax assets. These accounting policies, as well as others, are described in the Note 2 of “Notes to Consolidated Financial Statements” of our Annual report on Form 10-K for the year ended September 30, 2004 and at relevant sections in this discussion and analysis.

We enter into contracts principally on the basis of competitive bids. We frequently negotiate the final terms and prices of those contracts with the customer. Although the terms of our contracts vary considerably, most are made on either a fixed price or unit price basis on which we agree to perform the work for a fixed amount for the entire project (fixed price) or for units of work performed (unit price). We also perform services on a cost-plus or time and materials basis. We are generally able to achieve higher margins on fixed price and unit price than on cost-plus contracts. We currently generate, and expect to continue to generate, more than half of our revenues under fixed price contracts. Our most significant cost drivers are the cost of labor, the cost of materials and the cost of casualty and health insurance. These costs may vary from the costs we originally estimated. Variations from original estimated contract costs and variations from ongoing estimates of costs to complete projects in progress, along with other risks inherent in performing fixed price and unit price contracts, may result in actual revenue and gross profits or interim projected revenue and gross profits for a project differing from those we estimated and could result in losses on projects. Depending on the size of a particular project, variations from estimated project costs could have a significant impact on our operating results for any quarter or fiscal year. We believe our exposure to losses on fixed price contracts is limited in aggregate by the high volume and relatively short duration of the fixed price contracts we undertake. Additionally, we derive a significant amount of our revenues from new construction and from contracts performed in the southern United States. Downturns in new construction activity in the southern part of the United States could negatively affect our results.

We complete most projects in less than one year. We frequently provide service and maintenance work under open-ended, unit price master service agreements which are renewable annually. We recognize revenue on service and time and material work when services are performed. Work performed under a construction contract generally provides that customers accept completion of progress to date and compensate us for services rendered measured in terms of units installed, hours expended or some other measure of progress. Revenues from construction contracts are recognized on the percentage-of-completion method in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Percentage of completion for construction contracts is measured principally by the percentage of costs incurred and accrued to date for each contract to the estimated total costs for each contract at completion. We generally consider contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in project management, job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income, and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined.

We evaluate goodwill for potential impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Included in this evaluation are certain assumptions and estimates to determine the fair values of reporting units such as estimates of future cash flows, discount rates, as well as assumptions and estimates related to the valuation of other identified intangible assets. Changes in these assumptions and estimates or significant changes to the market value of our common stock could materially impact our results of operations or financial position.

We provide an allowance for doubtful accounts for unknown collection issues in addition to reserves for specific accounts receivable where collection is considered doubtful. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates including, among others, our customers’ access to capital, their willingness to pay, general economic conditions and our ongoing relationships and the strength of our claim and associated lien rights. In addition to these factors, our business and the method of accounting for construction contracts requires the review and analysis of not only the net receivables, but the amount of billings in excess of costs and costs in excess of billings integral to the overall review of collectibility associated with our billings in total. The analysis management utilizes to assess collectibility of its receivables includes a detailed review of older balances and analysis of days sales outstanding where we include in the calculation, in addition to accounts receivable balances net of any allowance for doubtful accounts, the level of costs in excess of billings netted against billings in excess of costs. The net of costs in excess of billings and billings in excess of costs on uncompleted contracts provides an indication of amounts billed ahead or behind the recognition of revenue on our construction contracts and are key in understanding our ability to control operational cash flows related to the revenue cycle.

We are insured for workers’ compensation, automobile liability, general liability, employment practices and employee-related health care claims, subject to large deductibles. Our general liability program provides coverage for bodily injury and property damage that is neither expected nor intended. Losses up to the deductible amounts are accrued based upon our estimates of the liability for claims incurred and an estimate of claims incurred but not reported. The accruals are derived from actuarial studies, known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of the ultimate expected loss. We believe such accruals to be adequate. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. Therefore, if actual experience differs from the assumptions used in the actuarial valuation, adjustments to the reserve may be required and would be recorded in the period that the experience becomes known.

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain. We perform this evaluation at least quarterly at the end of each fiscal quarter at such time as events have occurred or are anticipated to occur that may change our most recent assessment. The estimation of required valuation allowances includes estimates of future taxable income. In assessing the realizability of deferred tax assets at March 31, 2005, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from our estimates, our results could be affected.

Results of Operations

The following table presents selected historical results of operations of IES and our subsidiaries with dollar amounts in thousands. These historical statements of operations include the results of operations for businesses acquired through purchases beginning on their respective dates of acquisition.

	Year Ended September 30,
	2002		2003		2004
	(restated)		(restated)
	(In thousands)
Revenues	$1,281,366	100%	$1,249,955	100%	$1,226,945	100%
Cost of services (including depreciation)	1,090,849	85	1,073,345	86	1,075,489	88

Gross profit	190,517	15	176,610	14	151,456	12
Selling, general and administrative expenses	159,539	13	137,417	11	143,361	12
Restructuring charges	5,556	—	—	—	—	—
Goodwill impairment	—	—	—	—	79,566	6

Income (loss) from continuing operations	25,422	2	39,193	3	(71,471)	(6)
Interest and other expense, net	(27,477)	(2)	(25,901)	(2)	(29,045)	(2)

Income (loss) from continuing operations before income taxes	(2,055)	—	13,292	1	(100,516)	(8)
Provision for income taxes	(960)	—	2,068	—	8,002	1

Net income (loss) from continuing operations	(1,095)	—	11,224	1	(108,518)	(9)

Discontinued operations:
Income (loss) from discontinued operations	15,527	1	13,722	1	(13,264)	(1)
Provision for income taxes	6,156	—	5,509	—	3,082	—

Net income (loss) from discontinued operations	9,371	1	8,213	1	(16,346)	(1)

Cumulative effect of change in accounting principle, net of tax	(283,284)	(22)	—	—	—	—

Net income (loss)	$(275,008)	(21)%	$19,437	2%	$(124,864)	(10)%

Six months ended March 31, 2005 compared to six months ended March 31, 2004

Results of Operations

The following table presents selected unaudited historical financial information for the six months ended March 31, 2004 and 2005.

	Six Months Ended March 31,
	2004		2005
	(restated)
	(Dollars in millions)
Revenues	$601.2	100%	$573.1	100%
Cost of services (including depreciation)	520.5	87	506.4	88

Gross profit	80.7	13	66.7	12
Selling, general and administrative expenses	63.4	10	71.5	13

Income (loss) from operations	17.3	3	(4.8)	(1)
Interest and other expense, net	18.5	3	13.8	2

Income (loss) before income taxes	(1.2)	—	(18.6)	(3)
Provision for income taxes	(6.7)	(1)	0.9	—

Income (loss) from continuing operations	5.5	1	(19.5)	(3)
Net income (loss) from discontinued operations	3.3	1	(11.3)	(2)

Net income (loss)	$8.8	2%	$(30.8)	(5)%

Revenues

Revenues	Percentage of Total Revenues
	Six months ended March 31,
	2004	2005
	(restated)
Commercial and Industrial	76%	75%
Residential	24%	25%

Total Company	100%	100%

Total revenues decreased $28.1 million, or 4.7%, from $601.2 million for the six months ended March 31, 2004, to $573.1 million for the six months ended March 31, 2005. This decrease in revenues is primarily the result of a decrease in revenues of $36.4 million in certain commercial markets resulting from the decrease in the award of bonded projects and a decrease of $3.4 million in residential revenues for the six months ended March 31, 2005.

Commercial and industrial revenues decreased $24.6 million, or 5.4%, from $456.8 million for the six months ended March 31, 2004, to $432.0 million for the six months ended March 31, 2005. The decrease is due to a decrease in industrial revenues of $30.0 million primarily in the North, South and West regions for the six months ended March 31, 2004 versus March 31, 2005 due to decreased spending in these markets and a decrease in the award of bonded projects. Additionally, a decrease of $7.9 million in service and maintenance revenues in our North and West regions attributed to the overall decrease for the same periods compared.

Residential revenues decreased $3.4 million, or 2.4%, from $144.4 million for the six months ended March 31, 2004 to $141.0 million for the six months ended March 31, 2005, primarily as a result of decreased demand for new single-family and multi-family housing.

Gross Profit

	Segment Gross Margins as a Percentage of Segment Revenues
	Six months ended March 31,
	2004	2005
Commercial and Industrial	11.1%	8.7%
Residential	20.7%	20.6%

Total Company	13.4%	11.6%

Gross profit decreased $14.0 million, or 17.3%, from $80.7 million for the six months ended March 31, 2004, to $66.7 million for the six months ended March 31, 2005. Gross profit margin as a percentage of revenues decreased from 13.4% to 11.6% for the six months ended March 31, 2004 compared to six months ended March 31, 2005. The decline in gross margin from the six months ended March 31, 2004 compared to the six months ended March 31, 2005 was primarily due to a combination of an increase in insurance reserves of $1.0 million, increased competition and costs of materials that have not fully been passed to customers in our residential segment, decreased profitability due to closing utility and plant work at one subsidiary and decreased award of bonded projects in our commercial and industrial segment. During the six months ended March 31, 2005, we recorded $0.2 million additional accumulated amortization in cost of revenues for leasehold improvements. These costs were incurred to correct errors from prior periods where we amortized leasehold improvements over a period longer than the original lease term. We do not believe these errors or the related correction is material to any affected period.

Commercial and industrial gross profit decreased $13.3 million, or 26.1%, from $50.9 million for the six months ended March 31, 2004 to $37.6 million for the six months ended March 31, 2005. Commercial and industrial gross profit margin as a percentage of revenues decreased from 11.1% for the six months ended March 31, 2004, to 8.7% for the six months ended March 31, 2005. This decrease in gross profit margin as a percentage of revenues was primarily the result of reduced job profitability at specific subsidiaries and decreased awards of bonded projects. Additionally, we are also closing the utility and plant work at one subsidiary which accounted for $2.9 million gross profit loss during the six months ended March 31, 2005.

Residential gross profit decreased $0.7 million, or 2.5%, from $29.8 million for the six months ended March 31, 2004, to $29.1 million for the six months ended March 31, 2005. Residential gross profit margin as a percentage of revenues decreased from 20.7% for the six months ended March 31, 2004, to 20.6% for the six months ended March 31, 2005. This decrease in gross profit margin as a percentage of revenues was primarily the result of increased competition for work and higher overall costs for materials that we cannot pass on to our customers in markets we serve.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $8.1 million, or 12.8%, from $63.4 million for the six months ended March 31, 2004, to $71.5 million for the six months ended March 31, 2005. Selling, general and administrative expenses as a percentage of revenues increased from 10.6% for the six months ended March 31, 2004 to 12.5% for the six months ended March 31, 2005. Additional costs of $2.4 million in legal fees resulted from the combination of not timely filing our fiscal third quarter 2004 Form 10-Q and other litigation during the six months ended March 31, 2005. Additional consulting fees during the six months ended March 31, 2005 associated with Sarbanes-Oxley compliance was $0.4 million that were not incurred during the six months ended March 31, 2004. Additional costs of $2.3 million were incurred during the six months ended March 31, 2005 associated with an incentive program that were not incurred during the six months ended March 31, 2004. Additional costs for the impairment of goodwill were included during the six months ended March 31, 2005 relating to a company formally included in discontinued operations and currently included in continuing operations of $0.6 million. During the six months ended March 31, 2005, we recorded $0.5 million additional accumulated amortization in selling, general and administrative expenses for leasehold improvements. These costs were incurred to correct errors from prior periods where we amortized leasehold improvements over a period longer than the original lease term. We do not believe these errors or the related correction is material to any affected period.

Income From Operations

Income from operations decreased $22.1 million, or 127.7%, from $17.3 million for the six months ended March 31, 2004, to an operating loss of $4.8 million for the six months ended March 31, 2005. This decrease in income from operations was attributed to increased competition and costs of materials that have not fully been passed to customers, closing utility and plant work at one subsidiary and additional accumulated depreciation recorded for leasehold improvements during the six months ended March 31, 2005 over the same period in the prior year and the increase in selling, general, and administrative costs of $8.1 million during the six months ended March 31, 2005.

Net Interest and Other Expense

Interest and other expense, net decreased from $18.5 million for the six months ended March 31, 2004, to $13.8 million for the six months ended March 31, 2005. This decrease in net interest and other expense was primarily the result of a $5.2 million loss associated with retiring $75 million of senior subordinated notes during the six months ended March 31, 2004 not included during the six months ended March 31, 2005. This decrease is partially offset by an increase in interest expense during the six months ended March 31, 2005 for $0.7 million in non-cash mark-to-market interest associated with the embedded conversion option within our senior convertible notes issued in November 2004.

Provision For Income Taxes

Our tax provision increased from a tax benefit of $6.7 million for the six months ended March 31, 2004 to a tax provision of $0.9 million for the six months ended March 31, 2005. This increase is attributable a pretax net loss, permanent differences required to be added back for income tax purposes, the impairment of non-deductible goodwill, an additional valuation allowance against certain federal and state deferred tax assets and a change in contingent tax liabilities. Additionally, we released valuation allowances of $6.3 million during the six months ended March 31, 2004 that did not occur during the six months ended March 31, 2005.

Discontinued Operations

During October 2004, we announced plans to begin a strategic alignment including the planned divestiture of certain commercial segment, underperforming subsidiaries and those that rely heavily on surety bonding for obtaining a majority of their projects. During November 2004, management committed to a plan to complete the divestiture of these companies by the end of fiscal 2005. This plan included management’s actively seeking potential buyers of the selected companies among other activities necessary to complete the sales. Management does not foresee any significant changes in the plan, nor anticipates events requiring withdrawal from the plan. The discontinued operations disclosures include only those identified subsidiaries qualifying for discontinued operations treatment for the periods presented; therefore, other subsidiaries included in our divestiture plan will be included in future periods as they qualify for discontinued operations treatment.

During the six months ended March 31, 2005, the Company completed the sale of all the net assets of seven of its operating subsidiaries for $24.1 million in cash. These operating subsidiaries primarily provided electrical contracting services for the commercial segment. The sales generated an after-tax gain of $0.2 million and has been recognized in the six months ended March 31, 2005 as discontinued operations in the consolidated income statement and the prior year’s six months ended March 31, 2004 results of operations have been reclassified. Summarized financial data for discontinued operations are outlined below:

	Six Months Ended March 31,
	2004	2005
Revenues	$98,960	$62,469

Gross profit	$13,238	$5,464

Pretax income/(loss)	$5,356	$(11,210)

	Balance as of
	September 30, 2004	March 31, 2005
Accounts receivable, net	$50,385	$20,076
Inventory	4,769	2,310
Costs and estimated earnings in excess of billings on uncompleted contracts	8,427	3,567
Other current assets	318	507
Property and equipment, net	3,870	1,852
Goodwill, net	10,656	—
Other noncurrent assets	788	82

Total assets	$79,213	$28,394

Accounts payable and accrued liabilities	$13,286	$5,769
Billings in excess of costs and estimated earnings on uncompleted contracts	5,074	1,023

Long term debt, net of current portion	5	—
Other long term liabilities	256	256

Total liabilities	18,621	7,048

Net assets	$60,592	$21,346

        During the fiscal second quarter ended March 31, 2005, we recorded a goodwill impairment charge of $8.6 million related to the identification of certain subsidiaries for disposal by sale prior to the end of the fiscal third quarter 2005. This impairment charge is included in the net loss from discontinued operations caption in the statement of operations. The impairment charge was calculated based on the assessed fair value ascribed to the subsidiaries identified for disposal less the net book value of the assets related to those subsidiaries. The fair value utilized in this calculation was the same as that discussed in the following paragraph addressing the impairment of discontinued operations. Where the fair value did not exceed the net book value of a subsidiary including goodwill, the goodwill balance was impaired as appropriate. This impairment of goodwill was determined prior to the disclosed calculation of any additional impairment of the identified subsidiary disposal group as required pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. As of March 31, 2005, we had only sold a portion of the subsidiaries included in our divestiture plan; therefore, we utilized estimated gross proceeds to calculate the fair values associated with the goodwill impairment charge. We do not expect any significant differences between those estimates and the actual proceeds to be received upon the sale of the subsidiaries, nor expect any significant effect on the goodwill impairment charge taken.

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, during the fiscal second quarter ended March 31, 2005, we recorded an impairment charge of $1.0 million related to the identification of certain subsidiaries for disposal by sale prior to the end of the fiscal third quarter 2005. The impairment was calculated as the difference between the fair values, less costs to sell, assessed at the date the companies individually were selected for sale and their respective net book values after all other adjustments had been recorded. In determining the fair value for the disposed assets and liabilities, we evaluated past performance, expected future performance, management issues, bonding requirements, market forecasts and the carrying value of such assets and liabilities and received a fairness opinion from an independent consulting and investment banking firm in support of this determination for certain of the subsidiaries included in the assessment. The impairment charge was related to subsidiaries included in the commercial and industrial segment of our operations (see Note 2 to our consolidated financial statements for the fiscal quarter ended March 31, 2005).

Year ended September 30, 2004 compared to year ended September 30, 2003

Revenues

Revenues	Percentage of Total Revenues		Percentage Growth /Decline
Year ended September 30,	2003	2004	2004
Commercial and Industrial	79%	75%	(6)%
Residential	21%	25%	15%

Total Company	100%	100%	(2)%

Revenues decreased $23.0 million, or 2%, from $1,250.0 million for the year ended September 30, 2003 to $1,227.0 million for the year ended September 30, 2004. The decrease in total revenues is the result of a $63.4 decrease in commercial and industrial revenues offset by an increase of $40.3 million in residential revenues. The decline in commercial and industrial revenues is primarily attributable to declines in the commercial and industrial construction market in Texas and for our traveling companies offset by increases in commercial and industrial revenues from our markets on the East Coast. The increase in residential revenues is attributable to the strong housing environment resulting from low interest rates and good execution by our residential management where we have seen increases at all of our subsidiaries focused primarily on residential electrical contracting.

Gross Profit

	Segment Gross Margins as a Percentage of Segment Revenues
Year ended September 30,	2003	2004
Commercial and Industrial	12%	10%
Residential	21%	19%

Total Company	14%	12%

Gross profit decreased $25.1 million, or 14% from $176.6 million for the year ended September 30, 2003 to $151.5 million for the year ended September 30, 2004. The decline in commercial and industrial gross profit from $119.6 million for the year ended September 30, 2003, to $92.0 million for the year ended September 30, 2004, was due to gross profit on a lower revenue base earned year over year of approximately $13.4 million, a decline in gross profit margin at one subsidiary of $6.0 million, increased costs associated with the procurement of copper wire, steel products and fuel, as well as overall declines in margins as a result of increased competition in markets we serve. The increase in residential gross profit from $57.0 million for the year ended September 30, 2003, to $59.5 million for the year ended September 30, 2004, was due to gross profit on a higher revenue base earned year over year of approximately $13.6 million, offset by increased costs associated with the procurement of copper wire, steel products and fuel.

Overall gross margin as a percentage of revenues decreased approximately 14% from 14% for the year ended September 30, 2003 to 12% for the year ended September 30, 2004. Had we earned last year’s gross margin of 14%, gross profit for the year ended September 30, 2004 would have been $171.8 million, an increase of $20.3 million. The decline in gross margin during the year ended September 30, 2004 was primarily due to increased competition for available commercial and industrial work, the decline in gross profit margin at one subsidiary of $6.0 million and increased costs associated with the procurement of copper wire, steel products and fuel.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.0 million, or 4%, from $137.4 million for the year ended September 30, 2003 to $143.4 million for the year ended September 30, 2004. This increase is due primarily to an $8.0 million charge to settle a lawsuit taken during the fourth quarter ended September 30, 2004. This increase is also due to increased legal fees of $3.7 million, increased bad debt expense of $1.2 million due to receivable write-offs and $1.1 million in severance expenses recorded during the year ended September 30, 2004 as compared to the year ended September 30, 2003. These increased selling general and administrative expenses were offset by approximately $7.8 million of reduced employment related expenses including employee paid medical insurance, bonuses and commissions and other variable expenses. As a result of these charges, selling, general and administrative expenses as a percent of revenue increased from 11% for the year ended September 30, 2003 to 12% for the year ended September 30, 2004.

Goodwill Impairment Charge

During the year ended September 30, 2004, we recorded a charge of $79.6 million related to impairments to the carrying value of goodwill. This charge was entirely associated with the commercial and industrial segment of our operations. See “Liquidity and Capital Resources” below for further information.

Income From Operations

Income from operations decreased $110.7 million, or 282%, from $39.2 million for the year ended September 30, 2003 to a $71.5 million operating loss for the year ended September 30, 2004. As a percentage of revenues, income from operations decreased from 3% for the year ended September 30, 2003, to a 6% operating loss for the year ended September 30, 2004. This decrease in income from operations was primarily attributed to the $79.6 million of goodwill impairment to the carrying value of goodwill, the accrual of $8.0 million for the settlement of a lawsuit included in selling, general and administrative and the $25.1 million decline in gross profits earned during the year ended September 30, 2004 as compared to the year ended September 30, 2003.

Net Interest and Other Expense

Interest and other expense, net increased $3.1 million, or 12%, from $25.9 million in 2003 to $29.0 million in 2004. This increase is primarily due to $5.2 million in costs incurred during the year ended September 30, 2004 associated with the early extinguishment of $75.0 million of high-yield subordinated debt. This increase was offset by a $3.3 million decrease in interest expense during the year ended September 30, 2004 due to a lower amount of average debt outstanding during the year ended September 30, 2004 compared to the year ended September 30, 2003, and a shift to lower cost senior secured debt from subordinated debt during the year ended September 30, 2004.

Provision for Income Taxes

Our effective tax rate decreased from 16% for the year ended September 30, 2003 to negative 8% for the year ended September 30, 2004. The decease is attributable to a pretax net loss, permanent differences required to be added back for income tax purposes, the impairment of non-deductible goodwill, additional valuation allowance against certain federal and state deferred tax assets and a change in contingent tax liabilities.

In assessing the realizability of deferred tax assets at September 30, 2004, we considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. Our realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. However, SFAS 109, “Accounting for Income Taxes” places considerably more weight on historical results and less weight on future projections when there is negative evidence such as cumulative pretax losses in recent years. We incurred a cumulative pretax loss of $89.3 million for September 30, 2002, 2003 and 2004 including goodwill impairment of $79.6 million in the year ended September 30, 2004 and excluding $283.3 million resulting from the adoption of SFAS 142 in the year ended September 30, 2002. In the absence of specific favorable evidence of sufficient weight to offset the negative evidence of the cumulative pretax loss, we have provided $27.6 million of valuation allowances for certain federal and state deferred tax assets.

Discontinued Operations

During October 2004, we announced plans to begin a strategic alignment including the planned divestiture of certain commercial segment, underperforming subsidiaries and those that rely heavily on surety bonding for obtaining a majority of their projects. During November 2004, management committed to a plan to complete the divestiture of these companies by the end of fiscal 2005. This plan included management’s actively seeking potential buyers of the selected companies among other activities necessary to complete the sales. Management does not foresee any significant changes in the plan, nor anticipates events requiring withdrawal from the plan. The discontinued operations disclosures include only those identified subsidiaries qualifying for discontinued operations treatment for the periods presented; therefore, other subsidiaries included in our divestiture plan will be included in future periods as they qualify for discontinued operations treatment.

	Year Ended September 30,
	2003	2004
Revenues	$197,808	$197,155

Gross profit	$29,823	$22,474

Pretax income/(loss)	$13,722	$(13,264)

	Balance as of
	September 30, 2003	September 30, 2004
Accounts receivable, net	$48,140	$50,385
Inventory, net	3,539	4,769
Costs and estimated earnings in excess of billings on uncompleted contracts	7,061	8,427
Other current assets	1,023	318
Property and equipment, net	4,660	3,870
Goodwill, net	30,888	10,656
Other noncurrent assets	671	788

Total assets	$95,982	$79,213

Accounts payable and accrued liabilities	$14,831	$13,286
Billings in excess of costs and estimated earnings on uncompleted contracts	5,354	5,074

Long term debt, net of current portion	21	5
Other long term liabilities	566	256

Total liabilities	20,772	18,621

Net assets	$75,210	$60,592

Year ended September 30, 2003 compared to year ended September 30, 2002

Revenues

	Percentage of Total Revenues		Percentage Growth /Decline
Revenues Year ended September 30,	2002	2003	2003
Commercial and Industrial	78%	79%	(2)%
Residential	22%	21%	(3)%

Total Company	100%	100%	(2)%

Revenues decreased $31.4 million, or 2%, from $1,281.4 million for the year ended September 30, 2002 to $1,250.0 million for the year ended September 30, 2003. The decrease in total revenues is the result of $41.6 million in lost revenues on divested or closed companies that were included in revenues for the year ended September 30, 2002, but not during the year ended September 30, 2003. These lost revenues were partially offset by $32.2 million of revenues from an acquisition during the year ended September 30, 2003. The decline in commercial and industrial revenues is attributable to $29.9 million decline in communications work due to market contractions, particularly in California, Colorado, Washington, D.C. and Virginia. The decrease in residential revenues is attributable to a $36.9 million decline in multi-family residential construction projects, primarily in Colorado and Maryland, offset by a $31.0 million increase in single-family construction spending. We believe record low interest rates during the last 12-18 months is driving demand for new homes, leading to record levels of single-family residential construction spending. As families move into their new single-family homes, the demand for multi-family housing has dropped.

Gross Profit

	Segment Gross Margins as a Percentage of Segment Revenues
Year ended September 30,	2002	2003
Commercial and Industrial	13%	12%
Residential	22%	21%

Total Company	15%	14%

Gross profit decreased $13.9 million, or 7% from $190.5 million for the year ended September 30, 2002 to $176.6 million for the year ended September 30, 2003. The decline in commercial and industrial gross profit was due to lower revenues earned year over year as discussed and due to a shift in the type of commercial and industrial work performed during the year ended September 30, 2003. The related service and maintenance work for commercial and industrial customers, which tends to earn higher gross margins than fixed price contracts, declined $8.4 million in gross profit during the year. This decline was moderated by a $114.9 million increase in larger project work awarded during the year, particularly industrial contracts in excess of $1 million. These larger projects produce gross profits but tend to earn lower gross margins as a percentage of revenue due to the competitive bidding procedures in place to be awarded this type of work. The shift of project work from small projects such as the service and maintenance work to larger projects in excess of $1 million impacted gross profits by approximately $9.9 million.

Overall gross margin as a percentage of revenues decreased approximately 1% from 15% for the year ended September 30, 2002 to 14% for the year ended September 30, 2003. Had we earned the fiscal 2002 gross margin of 15%, gross profit for the year ended September 30, 2003 would have been $187.5 million, an increase of $10.9 million. The decline in gross margin during the year ended September 30, 2003 was due to the shift in type of commercial and industrial work performed and due to the increased competition for available residential work. We believe low interest rates during the last 12-18 months is driving demand for new homes, leading to record levels of single-family residential construction spending. This increased demand for residential construction has increased pricing pressure for available work, particularly affecting our operating units that perform limited amounts of residential work in addition to their commercial and industrial contract expertise.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $22.1 million, or 14%, from $159.5 million for the year ended September 30, 2002 to $137.4 million for the year ended September 30, 2003. This decline is due to the organizational restructuring that occurred during the year ended September 30, 2002. In the last 12 months, we have combined administrative offices and functions, leading to a decline in operating locations from approximately 150 locations to approximately 134 locations. We also divested or closed non-performing companies, which decreased our selling, general and administrative cost structure by approximately $7.9 million. Finally, we streamlined our administrative cost structure, yielding savings of $14.3 million in salaries and benefits. As a result of these changes, selling, general and administrative expenses as a percent of revenue decreased 1% from 12% for the year ended September 30, 2002 to 11% for the year ended September 30, 2003.

Restructuring Charges

In October 2001, we began implementation of a workforce reduction program. The purpose of this program was to cut costs by reducing the number of administrative staff both in the field and at the home office. The total number of terminated employees was approximately 450. As a result of the program implementation, we recorded pre-tax restructuring charges of $5.6 million associated with 45 employees during the year ended September 30, 2002 and presented these charges as a separate component of our results of operations for the period then ended. No restructuring charges were incurred for the year ended September 30, 2003. The charges were based on the costs of the workforce reduction program and include severance and other special termination benefits. We believe the reduction of these personnel resulted in annual savings of approximately $4.1 million in salaries and benefits. At September 30, 2002, approximately $2.0 million of these charges that related to five individuals had not been paid and were included in accounts payable and accrued expenses. At September 30, 2003, approximately $1.3 million of these charges that relate to three individuals have not been paid and are included in accounts payable and accrued expenses. The remaining payments accrued under this restructuring were made during the year ended September 30, 2004.

Income From Operations

Income from operations increased $13.8 million, or 54%, from $25.4 million for the year ended September 30, 2002 to $39.2 million for the year ended September 30, 2003. As a percentage of revenues, income from operations increased from 2% for the year ended September 30, 2002 to 3% for the year ended September 30, 2003. This increase in income from operations was primarily attributed to $5.6 million in restructuring charges recorded during the year ended September 30, 2002, and a $22.1 million decrease selling, general and administrative expenses year over year, offset by a $13.9 million decline in gross profits earned during the year ended September 30, 2003.

Net Interest and Other Expense

Interest and other expense, net decreased $1.6 million, or 6%, from $27.5 million in 2002 to $25.9 million in 2003. The decrease was primarily the result of a $1.0 million decrease in interest expense during the year ended September 30, 2003 due to a lower amount of average debt outstanding during the year ended September 30, 2003 compared to the year ended September 30, 2002. During the year ended September 30, 2003, other expense, net included a $0.4 million gain from the sale of certain subsidiaries and a $0.8 million loss recorded on our investment in Energy Photovoltaics, Inc. This was a decrease from other expense, net, for the year ended September 30, 2002, which included a $1.0 million gain resulting from the retirement of $27.1 million of our 9 3/8% senior subordinated notes due February 1, 2009 in the last quarter of the year ended September 30, 2002, a $1.5 million net gain resulting from the sale of certain subsidiaries and offset by a $1.7 million loss recorded on our investment in Energy Photovoltaics, Inc. and losses on sales of assets of $0.9 million.

Provision for Income Taxes

Our effective tax rate decreased from 47% for the year ended September 30, 2002 to 16% for the year ended September 30, 2003. This decrease is attributable to the release of $2.4 million of tax valuation allowances that were included in income during the year ended September 30, 2003. We released these valuation allowances because we believe that we will now realize a portion of the deferred tax assets for which they were established. Without the impact of these valuation allowance releases, our effective tax rate was 40% for the year ended September 30, 2003.

Discontinued Operations

During October 2004, we announced plans to begin a strategic alignment including the planned divestiture of certain commercial segment, underperforming subsidiaries and those that rely heavily on surety bonding for obtaining a majority of their projects. During November 2004, management committed to a plan to complete the divestiture of these companies by the end of fiscal 2005. This plan included management’s actively seeking potential buyers of the selected companies among other activities necessary to complete the sales. Management expects to be able to sell all considered subsidiaries at their respective fair market values at the date of sale determined by a reasonably accepted valuation method. Management does not foresee any significant changes in the plan, nor anticipates events requiring withdrawal from the plan. The discontinued operations disclosures include only those identified subsidiaries qualifying for discontinued operations treatment for the periods presented; therefore, other subsidiaries included in our divestiture plan will be included in future periods as they qualify for discontinued operations treatment.

	Year Ended September 30,
	2002	2003
Revenues	$193,095	$197,808

Gross profit	$30,913	$29,823

Pretax income/(loss)	$15,527	$13,722

	Balance as of
	September 30, 2002	September 30, 2003
Accounts receivable, net	$43,523	$48,140
Inventory, net	3,720	3,539
Costs and estimated earnings in excess of billings on uncompleted contracts	5,982	7,061
Other current assets	1,045	1,023
Property and equipment, net	5,831	4,660
Goodwill, net	30,888	30,888
Other noncurrent assets	96	671

Total assets	$91,085	$95,982

Accounts payable and accrued liabilities	$13,727	$14,831
Billings in excess of costs and estimated earnings on uncompleted contracts	8,017	5,354

Long term debt, net of current portion	30	21
Other long term liabilities	744	566

Total liabilities	22,518	20,772

Net assets	$68,567	$75,210

Cost Drivers

As a service business, our cost structure is highly variable. Our primary costs include labor, materials and insurance. Approximately 48% of our costs are derived from labor and related expenses. For the years ended September 30, 2002, 2003 and 2004, our labor-related expenses totaled $468.6 million, $450.8 million and $511.5 million, respectively. As of September 30, 2004, we had approximately 11,600 employees. Approximately 9,635 employees were field electricians, the number of which fluctuates depending upon the number and size of the projects undertaken by us at any particular time. Approximately 1,974 employees were project managers, job superintendents and administrative and management personnel, including executive officers, estimators or engineers, office staff and clerical personnel. We provide a health, welfare and benefit plan for all employees subject to eligibility requirements. We have a 401(k) plan pursuant to which eligible employees may make contributions through a payroll deduction. We make matching cash contributions of 25% of each employee’s contribution up to 6% of that employee’s salary. We also have an employee stock purchase plan that provides eligible employees the opportunity to contribute up to 100% of their cash compensation, up to $21,250 annually, toward the annual purchase of our common stock at a discounted price; 1,124 employees participated in this plan during the year ended September 30, 2004.

Approximately 51% of our costs incurred are for materials installed on projects. This component of our expense structure is variable based on the demand for our services. We generally incur costs for materials once we begin work on a project. We generally order materials when needed, ship them directly to the jobsite, and install them within 30 days. Materials consist of commodity-based items such as conduit, wire and fuses as well as specialty items such as fixtures, switchgear and control panels. For the years ended September 30, 2002, 2003 and 2004, our materials expenses (net of earned rebates) totaled $458.0 million, $464.3 million and $543.9 million, respectively.

We are insured for workers’ compensation, employer’s liability, auto liability, general liability and health insurance, subject to large deductibles. Losses up to the deductible amounts are accrued based upon actuarial studies and our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate. Expenses for claims administration, claims funding and reserves funding totaled $49.3 million, $40.8 million and $37.1 million for the years ended September 30, 2002, 2003, and 2004, respectively.

Working Capital

	September 30, 2004	March 31, 2005
	(In thousands, except for ratios)
	(restated)
CURRENT ASSETS:
Cash and cash equivalents	$22,232	$32,384

Accounts receivable:
Trade, net of allowance of $4,103 and $2,962 respectively	211,279	195,416
Retainage	57,647	55,577
Costs and estimated earnings in excess of billings on uncompleted contracts	33,389	34,983
Inventories	17,888	19,509
Prepaid expenses and other current assets	12,989	22,064
Assets held for sale associated with discontinued operations	79,213	28,394

Total current assets	$434,637	$388,327

CURRENT LIABILITIES:
Current maturities of long-term debt	$42,993	2,382
Accounts payable and accrued expenses	136,213	129,845
Billings in excess of costs and estimated earnings on uncompleted contracts	32,515	36,016
Liabilities related to assets held for sale associated with discontinued operations	18,621	7,048

Total current liabilities	$230,342	$175,291

Working capital	$204,295	$213,036

Total current assets decreased $46.3 million, or 10.7%, from $434.6 million as of September 30, 2004 to $388.3 million as of March 31, 2005. This decrease is primarily the result of a $15.9 million decrease in trade accounts receivable, net, due to a company-wide focus on collections and the timing of billings on projects in progress, $50.8 million decrease in assets held for sale associated with discontinued operations due to the sale of seven business units during the six months ended March 31, 2005; offset by an increase in prepaid expenses and other current assets of $9.1 million from additional cash collateral deposited with our surety bonding company, and a net increase in cash of $10.2 resulting from the proceeds received from the issuance of our senior convertible bonds in November 2004 and $65.6 million in payments on the term loan portion of our Credit Facility, a portion of the proceeds received from assets sales and the focus on collections.

As of March 31, 2005, the status of our costs in excess of billings versus our billings in excess of costs improved over that at September 30, 2004; and days sales outstanding decreased 1.3% from September 30, 2004 to March 31, 2005. Our receivables and costs and earnings in excess of billings on uncompleted contracts as compared to quarterly revenues decreased from 97.9% at September 30, 2004 to 97.7% at March 31, 2005, when adjusted for a balance of $5.2 million as of March 31, 2005 in long-standing receivables also outstanding at September 30, 2004, but not fully collected by March 31, 2005. As is common in the construction industry, some of these receivables are in litigation or require us to exercise our contractual lien rights and are expected to be collected within the fiscal year ended September 30, 2005. These receivables are primarily associated with a few operating companies within our commercial and industrial segments. Although improvement was experienced over the periods discussed, some of our receivables are slow pay in nature or require us to exercise our contractual or lien rights. We believe that our allowances for doubtful accounts are sufficient to cover any uncollectible accounts.

Total current liabilities decreased $55.0 million, or 23.9%, from $230.3 million as of September 30, 2004 to $175.3 million as of March 31, 2005. This decrease is primarily the result of a $40.6 million decrease in current maturities of long-term debt related to payments on our Credit Facility, $6.4 million decrease in accounts payable and accrued expenses due to the timing of payments made and reduced operating activity resulting from the seasonality of our business during the six months ended March 31, 2005, a $11.6 million decrease related to the sale of six business units during the six months ended March 31, 2005 pursuant to a divestiture plan previously disclosed; offset by a $2.3 million increase in billings in excess of costs.

Working capital increased $8.7 million, or 4.3%, due primarily to cash proceeds received from the issuance of $50.0 million in senior convertible bonds during the six months ended March 31, 2005; offset by a net $10.0 million decrease resulting from net decreases in accounts receivable and accounts payable and accrued expenses associated with reduced operating activity resulting from both seasonality of the business and a decrease in the award of bonded projects, $39.2 decrease in working capital from the sale of seven subsidiaries during the six months ended March 31, 2005. See “Liquidity and Capital Resources” below for further information.

Liquidity and Capital Resources

As of March 31, 2005, we had cash and cash equivalents of $32.4 million, working capital of $213.0 million, outstanding borrowings of $2.3 million under our credit facility and term loan and $42.7 million of letters of credit outstanding. If we were in compliance with the terms of our Credit Facility would have available capacity under our credit facility of $33.4 million. We were in violation of the minimum consolidated EBITDA covenant of our credit facility at March 31, 2005. We are working to obtain a waiver of the default or otherwise amend our credit facility. The amount outstanding under our senior subordinated notes was $172.9 million and $50.0 million outstanding under our senior convertible notes.

During the six months ended March 31, 2005, we used $3.5 million of net cash from operating activities. This net cash used by operating activities comprised of a net loss of $30.8 million, decreased by a $11.3 million net loss from discontinued operations, $0.4 million net operating cash flows from discontinued operations, and $11.9 million of non-cash charges related primarily to $1.7 million of depreciation of deferred financing costs and $6.0 million of other depreciation and amortization expense, and $1.3 million bad debt expense; and offset by changes in working capital of $2.5 million. Working capital changes consisted of a $1.6 million increase in trade accounts receivable due to the timing of collections, $9.5 million increase in prepaid expenses and other current assets due to cash deposited with our surety bonding company collateralizing our surety bonds. Additionally, accounts payable and accrued expenses decreased $5.7 million due to the timing of payments from period to period, and billings in excess of costs increased $3.5 million. Net cash provided by investing activities was $21.8 million, consisting primarily of $24.1 million in proceeds received for the sale of six business units during the six months ended March 31, 2005 included in net cash provided by investing activities related to discontinued operations, offset by $2.2 million related to the purchase of property and equipment. Net cash provided by financing activities was $8.5 million, resulting primarily from the receipt of $60.0 million in senior convertible notes and additional drawings on our Credit Facility and $0.6 million in proceeds from exercise of stock options, offset by $65.6 million in payments made on our Credit Facility and term loan and $3.9 million in financing costs capitalized primarily associated with the issuance of our senior convertible notes.

On November 5, 2003, we commenced a $13 million share repurchase program. We used approximately $4.6 million in cash generated from operations to repurchase 549,200 shares during the year ended September 30, 2004 under this program. The terms of our credit facility, as amended, restrict our ability to repurchase shares under this program; therefore, no shares were repurchased under this program for the six months ended March 31, 2005.

On February 27, 2004, we amended and restated our $125.0 million revolving credit facility to a $125.0 million revolving credit facility and a $50.0 million term loan led by Bank One, NA. We used the proceeds from the term loan and available cash to redeem $75.0 million principal amount of our long term bonds. Since February 27, 2004, and through December 10, 2004, we have amended the credit facility four times. The amendments provided, among other things, for covenants or waivers that permitted us to file our Form 10-Q for the quarter ended June 30, 2004 on or before December 15, 2004, permitted us to issue senior convertible notes, specified mandatory debt reduction amounts by quarter, adjusted and redefined financial covenants on a monthly basis beginning December 31, 2004, increased pricing, established the borrowing base at 70 percent of qualifying receivables and permitted us to release certain collateral related to bonded jobs to companies providing surety bonding. These amendments required the payments of fees upon their execution. These fees are capitalized as deferred financing costs and amortized over the life of the facility. The credit facility, as amended, matures on January 13, 2006. We have the ability to extend the facility until January 12, 2007 upon the payment of a fee if certain financial conditions are met. The term loan of the credit facility is due by September 30, 2005. At March 31, 2005, the term loan had no outstanding borrowings. Amounts borrowed under the credit facility, as amended, bear interest at an annual rate of the banks prime rate plus two percent. Fees of one percent per annum are assessed on the outstanding credit facility commitment as of the beginning of each quarter beginning January 1, 2005. Our direct and indirect subsidiaries guarantee the repayment of all amounts due under the facility and the facility is secured by a first priority security interest in the majority of the assets of the company and those subsidiaries, including all of the outstanding capital shares of the capital stock of those subsidiaries. Among other restrictions, the financial covenants include minimum EBITDA requirements for core and all operations, a maximum senior secured debt to EBITDA ratio and a minimum interest coverage ratio. As of March 31, 2005, we were in violation of the minimum EBITDA covenant of the credit facility, as amended. On May 23, 2005, we reached agreement with the banks to amend the terms of the Credit Facility to cure the violation. The new amended Credit Facility terms include a reduction of the facility to $60,000,000, an increase in the interest rate. A lowering of the percentage of eligible accounts receivable to be used in the borrowing base calculation, new reporting requirements, increased requirements to cash collateralize outstanding letters of credit, and a shortening of the maturity of the facility from January 13, 2006 to August 31, 2005.

We have outstanding two different series of senior subordinated notes with similar terms. The notes bear interest at 9 3/8% and will mature on February 1, 2009. We pay interest on the notes on February 1 and August 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated to all of our existing and future senior indebtedness. The notes are guaranteed on a senior subordinated basis by all of our subsidiaries. Under the terms of the notes, we are required to comply with various affirmative and negative covenants including (1) restrictions on additional indebtedness, and (2) restrictions on liens, guarantees and dividends. During the six months ended March 31, 2004, we redeemed $75.0 million principal amount of our senior subordinated notes, paying a call premium of 4.7%, or $3.5 million. This premium along with a write off of previously capitalized deferred financing costs of $1.6 million was recorded as a loss in other income and expense. At March 31, 2005, we had $172.9 million in outstanding senior subordinated notes. We failed to timely file our June 30, 2004 Form 10-Q resulting in defaults under the indenture relating to our subordinated debt and senior secured credit facility. We have since cured all defaults under our subordinated debt.

Senior Convertible Notes

On November 24, 2004, we entered into a purchase agreement for a private placement of $36.0 million aggregate principal amount of our 6.5% Senior Convertible Notes due 2014. Investors in the convertible notes agreed to a purchase price equal to 100% of the principal amount of the convertible notes. The convertible notes require payment of interest semi-annually in arrears at an annual rate of 6.5%, have a stated maturity of November 1, 2014, constitute senior unsecured obligations, are guaranteed on a senior unsecured basis by our significant domestic subsidiaries, and are convertible at the option of the holder under certain circumstances into shares of our common stock at an initial conversion price of $3.25 per share, subject to adjustment. On November 1, 2008, we have the option to redeem the convertible notes, subject to certain conditions. The net proceeds from the sale of the convertible notes were used to prepay a portion of our senior secured Credit Facility and for general corporate purposes. The convertible notes, the guarantees and the shares of common stock issuable upon conversion or repurchase of the convertible notes (including any common stock issued or issuable in connection with any make-whole premium to be paid in accordance with the terms of the convertible notes) to be offered have not been registered under the Securities Act of 1933, as amended, or any state securities laws and, unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. An acceleration under the Credit Facility or the senior subordinated notes that is not cured within 30 days is also a cross default under the convertible notes.

On February 24, 2005, and following shareholder approval, we sold $14 million in principal amount of our Series B 6.5% Senior Convertible Notes due 2014, pursuant to separate option exercises by the holders of the aforementioned $36 million aggregate principal amount of convertible notes issued by us in an initial private placement on November 24, 2004. The convertible notes are a hybrid instrument comprised of two components: (1) a debt instrument and (2) certain embedded derivatives. The embedded derivatives include a redemption premium and a make-whole provision and the value of the redemption premium that may be due in the event we redeem the convertible notes prior to the stated maturity. In accordance with the guidance that Statement of Financial Accounting Standards No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, and Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, or EITF 00-19, provide, the embedded derivatives must be removed from the debt host and accounted for separately as a derivative instrument. These derivative instruments are marked-to-market each reporting period. During the three months ended December 31, 2004, we were required to also value the portion of the convertible notes that would settle in cash because shareholder approval of the convertible notes had not yet been obtained. The initial value of this derivative was $1.4 million and the value at December 31, 2004 was $4.0 million and consequently, a $2.6 million mark to market loss was recorded. The value of this derivative immediately prior to the affirmative shareholder vote was $2.0 million and accordingly, we recorded a mark to market gain of $2.0 million during the three months ended March 31, 2005. The calculation of the fair value of the conversion option was performed utilizing the Black-Scholes option pricing model with the following assumptions effective over the six months period ended March 31, 2005: expected dividend yield of 0.00%, expected stock price volatility of 40.00%, weighted average risk free interest rate ranging from 3.67% to 4.15% and an expected term of four to ten years. The valuation of the other embedded derivatives was derived by other valuation methods, including present value measures and binomial models. At March 31, 2005, the fair value of the two remaining derivatives was $1.6 million. Additionally, we recorded at March 31, 2005 a net discount of $0.9 million which is being amortized over the remaining term of the convertible notes.

Off-Balance Sheet Arrangements

As is common in our industry, we have entered into certain off balance sheet arrangements that expose us to risk. Our significant off balance sheet transactions include commitments associated with noncancelable operating leases, letter of credit obligations and surety guarantees.

We enter into noncancelable operating leases for many of our vehicle and equipment needs. These leases allow us to retain our cash when we do not own the vehicles or equipment and we pay a monthly lease rental fee. At the end of the lease, we have no further obligation to the lessor. We may determine to cancel or terminate a lease before the end of its term. Typically we are liable to the lessor for various lease cancellation or termination costs.

Some of our customers require us to post letters of credit as a means of guaranteeing performance under our contracts and ensuring payment by us to subcontractors and vendors. If our customer has reasonable cause to effect payment under a letter of credit, we would be required to reimburse our creditor for the letter of credit. Depending on the circumstances surrounding a reimbursement to our creditor, we may have a charge to earnings in that period. To date we have not had a situation where a customer has had reasonable cause to effect payment under a letter of credit. At March 31, 2005, $1.1 million of our outstanding letters of credit were to collateralize our customers.

Some of the underwriters of our casualty insurance program require us to post letters of credit as collateral. This is common in the insurance industry. To date we have not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At March 31, 2005, $36.3 million of our outstanding letters of credit were to collateralize our insurance program.

Many of our customers require us to post performance and payment bonds issued by a surety. Those bonds guarantee the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. In the event that we fail to perform under a contract or pay subcontractors and vendors, the customer may demand the surety to pay or perform under our bond. Our relationship with our sureties is such that we will indemnify the sureties for any expenses they incur in connection with any of the bonds they issues on our behalf. To date, we have not incurred significant costs to indemnify our sureties for expenses they incurred on our behalf. As of March 31, 2005, our cost to complete projects covered by surety bonds was approximately $150.6 million and utilized a combination of cash and letters of credit totaling $22.5 million to collateralize its bonding program. We have also provided our surety with a first priority security interest in accounts receivable, equipment and inventory related to bonded jobs.

Other Commitments

In April 2000, we committed to invest up to $5.0 million in EnerTech Capital Partners II L.P. EnerTech is a private equity firm specializing in investment opportunities emerging from the deregulation and resulting convergence of the energy, utility and telecommunications industries. Through March 31, 2005, we had invested $3.5 million under our commitment to EnerTech. The carrying value of this EnerTech investment at September 30, 2004 and March 31, 2005 was $3.0 million and $3.3 million, respectively. This investment is accounted for on the cost basis of accounting and accordingly, we do not record unrealized losses for the EnerTech investment that we believe are temporary in nature. As of March 31, 2005, the fair value of our share of the EnerTech fund approximated the carrying value. If facts arise that lead us to determine that such unrealized losses are not temporary, we would write down our investment in EnerTech through a charge to other expense during the period of such determination.

Our future contractual obligations due by September 30 of each of the following fiscal years include (in thousands)(1):

	2005	2006	2007	2008	2009	Thereafter	Total
Debt obligations	$2,401	$32	$16	$10	$172,889	$50,000	$225,348
Operating lease obligations	$8,208	$10,728	$7,689	$4,622	$3,011	$3,281	$37,539
Deferred and contingent tax liabilities	$525	$8,620	$4,461	$236	$—	$—	$13,842
Capital lease obligations	$24	$11	$3	$3	$3	$1	$45

(1)	The tabular amounts exclude the interest obligations that will be created if the debt and capital lease obligations are outstanding for the periods presented.

As of March 31, 2005, our other commercial commitments expire by September 30 of each of the following fiscal years (in thousands):

	2005	2006	2007	2008	2009	Thereafter		Total
Standby letters of credit	$—	$42,696	$—	$—	$—	$—		$42,696
Other commercial commitments	$—	$—	$—	$—	$—	$1,100	(2)	$1,100

(2)	Balance of investment commitment in EnerTech.

Outlook

Economic conditions across the country are challenging, although construction industry spending is expected to increase by two percent in 2005 according to F.W. Dodge. We continue to focus on collecting receivables and reducing days sales outstanding. We will continue to take steps to reduce our costs. We have made significant reductions in administrative overhead at the home office and in the field. We have elected to sell or close certain operations that are heavily dependent on bonding or are otherwise underperforming. To date, we have sold ten units primarily operating in the commercial/industrial market for total cash proceeds of $29.8 million. These units had combined revenues of $137.6 million and operating income of $4.2 million in fiscal 2004 excluding goodwill impairment. Seven additional units, which generated $244.8 million in revenues and had a cumulative operating loss of $3.3 million in fiscal 2004, are currently slated for divestiture. In addition to these divestitures, we have closed one business unit during the second fiscal quarter and are in the process of closing another unit. These units had combined revenues of $7.6 million and an operating loss of $2.5 million in fiscal 2004. If we are successful in our efforts to sell these operations, their revenue and income (loss) contributions will no longer be included in our results of operations and the sales proceeds will be used primarily to reduce our indebtedness. As we continue to divest of operations and cut costs our outlook will change. Therefore, we are not providing guidance at this time on future results.

We expect to generate cash flow from operations, sales of businesses and borrowing under our credit facility. Our cash flows from operations tend to track with the seasonality of our business and historically have improved in the latter part of our fiscal year. We anticipate that these combined cash flows will provide sufficient cash to enable us to meet our working capital needs, debt service requirements and capital expenditures for property and equipment through the next twelve months. We expect capital expenditures of approximately $5.0 million for the fiscal year ended September 30, 2005. Our ability to generate cash flow is dependent on many factors, including demand for our products and services, the availability of projects at margins acceptable to us, the ultimate collectibility of our receivables, the ability to consummate transactions to dispose of businesses, our ability to borrow on our credit facility and the availability of surety bonding. See “Disclosure Regarding Forward-Looking Statements.”

Seasonality and Cyclical Fluctuations

Our results of operations from residential construction are seasonal, depending on weather trends, with typically higher revenues generated during spring and summer and lower revenues during fall and winter. The commercial and industrial aspect of our business is less subject to seasonal trends, as this work generally is performed inside structures protected from the weather. Our service and maintenance business is generally not affected by seasonality. In addition, the construction industry has historically been highly cyclical. Our volume of business may be adversely affected by declines in construction projects resulting from adverse regional or national economic conditions. Quarterly results may also be materially affected by the timing of new construction projects, acquisitions and the timing and magnitude of acquisition assimilation costs. Accordingly, operating results for any fiscal period are not necessarily indicative of results that may be achieved for any subsequent fiscal period.

Inflation

Due to the relatively low levels of inflation experienced in fiscal 2002 and 2003, inflation did not have a significant effect on our results in those fiscal years or on any of the acquired businesses during similar periods. During fiscal 2004, however, we experienced significant increases in the commodity prices of copper products, steel products and fuel. Over the long-term, we expect to be able to pass those increased costs to our customers.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share Based Payment, or SFAS 123R. SFAS 123R requires all share-based payments to employees, including restricted stock grants and grants of employee stock options, to be recognized in income and measured at fair value. Additionally, employee stock purchase programs have increased restrictions to be considered noncompensatory; therefore, most of these plans, formerly accounted for as noncompensatory stock purchase plans, will be required to be measured and recorded at fair value. Fair value is calculated utilizing a stock-option pricing model, where necessary, including specific input assumptions delineated in the standard. SFAS 123R utilizes a “modified grant-date approach” where, regardless of vesting conditions based on service and performance, measurement of the fair value of awards is calculated on the grant date and amortized into income over the requisite service period for all awards that vest. Where vesting of awards does not occur, no compensation cost will be recognized. SFAS 123R also significantly changes the treatment of taxes related to share based payments from that required under SFAS 123 or Accounting Principles Board Opinion No. 25, Account for Stock Issued to Employees, or APB 25. Through March 31, 2005, we have accounted for share-based payments pursuant to APB 25 and provided the requisite pro forma disclosures delineated in SFAS 123 in the notes to the consolidated financial statements. Pursuant to APB 25, we have only recognized compensation expense for certain restricted stock grants made in the fiscal years 2002 and 2004; however, no compensation expense has been required to be recognized for any stock option grants nor for the employee stock purchase plan. We are required to adopt SFAS 123R effective October 1, 2005 and have two transition options under the new standard; however, the recognition of compensation cost is the same under both options. We believe the adoption of SFAS 123R will have a material effect on our consolidated financial results during the period of adoption, however, the full effect the adoption of SFAS 123R has not been determined as of March 31, 2005.

Quantitative and Qualitative Disclosures about Market Risk

Management is actively involved in monitoring exposure to market risk and continues to develop and utilize appropriate risk management techniques. Our exposure to significant market risks include outstanding borrowings under our floating rate credit facility, senior convertible notes cash settlement obligation and fluctuations in commodity prices for copper products, steel products and fuel. Outstanding borrowings under our credit facility and senior convertible notes was $2.3 million and $50.0 million, respectively as of March 31, 2005. The senior convertible notes are a hybrid instrument comprised of two components: (1) a debt instrument and (2) certain embedded derivatives. The embedded derivatives include a redemption premium and a make-whole provision. In accordance with the guidance that Statement of Financial Accounting Standards No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, and Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, or EITF 00-19, provide, the embedded derivatives must be removed from the debt host and accounted for separately as a derivative instrument. These derivative instruments will be marked-to-market each reporting period. During the three months ended December 31, 2004, we were required to also value the portion of the Notes that would settle in cash because shareholder approval of the notes had not yet been obtained. The initial value of this derivative was $1.4 million and the value at December 31, 2004 was $4.0 million and consequently, a $2.6 million mark to market loss was recorded. The value of this derivative immediately prior to the affirmative shareholder vote was $2.0 million and accordingly, we recorded a mark to market gain of $2.0 million during the three months ended March 31, 2005. The calculation of the fair value of the conversion option was performed utilizing the Black-Scholes option pricing model with the following assumptions effective over the six months period ended March 31, 2005: expected dividend yield of 0.00%, expected stock price volatility of 40.00%, weighted average risk free interest rate ranging from 3.67% to 4.15% and an expected term of four to ten years. The valuation of the other embedded derivatives was derived by other valuation methods, including present value measures and binomial models. At March 31, 2005, the fair value of the two remaining derivatives was $1.6 million. Additionally, we recorded at March 31, 2005 a net discount of $0.9 million which is being amortized over the remaining term of the Notes. Management does not use derivative financial instruments for trading purposes or to speculate on changes in interest rates or commodity prices.

As a result, our exposure to changes in interest rates results from our short-term and long-term debt with both fixed and floating interest rates. The following table presents principal or notional amounts (stated in thousands) and related interest rates by fiscal year of maturity for our debt obligations and their indicated fair market value at March 31, 2005:

	2005	2006	2007	2008	2009	Thereafter	Total
Liabilities—Debt:
Variable Rate (term loan)	$—	$2,334	$—	$—	$—	$—	$2,334
Variable Interest Rate	—	7.25%	—	—	—	—	7.25%
Fixed Rate (senior subordinated notes)	$—	$—	$—	$—	$172,885	$—	$172,885
Fixed Interest Rate	—	—	—	—	9.375%	—	9.375%
Fixed Rate (senior convertible notes)	$—	$—	$—	$—	$—	$50,000	$50,000
Fixed Interest Rate	—	—	—	—	—	6.5%	6.5%

Fair Value of Debt:
Variable Rate							$2,334
Fixed Rate (senior subordinated notes)							$165,105
Fixed Rate (senior convertible notes)							$50,000

BUSINESS

General

We are a leading provider of electrical contracting services in the United States. We provide a broad range of services including designing, building, maintaining and servicing electrical, data communications and utilities systems for commercial, industrial and residential customers.

Our electrical contracting services include design of the electrical distribution systems within a building or complex, procurement and installation of wiring and connection to power sources, end-use equipment and fixtures as well as long-term contract maintenance. We service commercial, industrial, and residential markets and have a diverse customer base including: general contractors; property managers and developers; corporations; government agencies and municipalities; and homeowners. We provide services for a variety of projects including: high-rise residential and office buildings, power plants, manufacturing facilities, municipal infrastructure and health care facilities and residential developments. We also offer low voltage contracting services as a complement to our electrical contracting business. Our low voltage services include design and installation of external cables for corporations, universities, data centers and switching stations for data communications companies as well as the installation of fire and security alarm systems. Our utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. Our maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. We focus on projects that require special expertise, such as design-and-build projects that utilize the capabilities of our in-house engineers or projects that require specific market expertise such as hospitals or power generation facilities, as well as service, maintenance and certain renovation and upgrade work, which tends to either be recurring, have lower sensitivity to economic cycles, or both.

Since our incorporation in 1997, we have expanded through acquisition and internal growth to approximately 140 locations currently serving the continental 48 states. From 1997 to 2004, revenues for our businesses increased at a compounded annual growth rate of approximately 24%. Included in that growth was approximately five percent organic or “same store sales” growth. This includes a decline in our revenue base between 2002 and 2004 of approximately seven percent due to market conditions and strategic divestitures. For the same period, excluding discontinued operations, our businesses increased at a compounded annual growth rate of approximately 23%. In 2003 and 2004, we continued to focus internally on integrating to our information systems and established a regionally based management structure to enhance operating controls at all levels of our organization, as well as integrating a consolidated procurement program and structure to manage customers and vendors on a national basis.

Industry Conditions

Using the most recently available data from F.W. Dodge and historical data from EC&M Magazine, we estimate the electrical contracting industry will generate annual revenues in excess of $90 billion in 2004. Data from EC&M Magazine indicates that the electrical contracting industry is highly fragmented, with more than 70,000 companies, most of which are small, owner-operated businesses. This data also indicates that there are only 14 U.S. electrical contractors with revenues in excess of $200 million. F. W. Dodge data indicates total construction industry revenues have grown at an average compound rate of approximately seven percent from 1997 through 2003, with all years showing growth over the previous year. F. W. Dodge forecasts total construction revenues for 2004 through 2009 to continue to grow at a more conservative pace of approximately four percent annually.

During the last decade, electrical contractors have experienced a growing demand for their services as a result of more stringent electrical codes, increased use of electrical power, increased demand for bandwidth, demand for bundled services, and construction of smart houses with integrated audio, video, computer, temperature control and security systems. Additionally, residential construction spending continues to achieve record levels. This overall construction market, while up in 2004 over the past two years, has been depressed since 2001 due to decreased commercial and industrial construction spending.

Competitive Strengths

Our competitive strengths include the following:

•	Geographic diversity – We have approximately 140 locations, currently serving the continental 48 states and have worked on more than 2,000 contracts over $250,000 and more than 6,000 contracts overall in 2004. IES’ national presence mitigates much of the region specific economic slowdowns. Our presence in states such as Virginia and Texas has been particularly beneficial through this most recent construction decline, because these areas were less impacted than some of the other areas of the U.S. Since 1997, much of our revenues have been derived from the Sunbelt states which have had higher growth rates than overall U.S. construction. Our geographic diversity also enables us to better serve national customers with multiple locations.

•	Customer diversity – Our diverse customer base includes general contractors, property developers and managers, facility owners and managers of large retail establishments, manufacturing and processing facilities, utilities, government agencies and homeowners. No single customer accounted for more than 10% of our revenues for the year ended September 30, 2004. We believe that customer diversity provides us with many advantages including reducing our dependence on any single customer.

Our company services a wide variety of customers, which tends to cushion us somewhat from sector declines. The impact on our company of a slowdown in a particular industry is typically muted when compared to our smaller, more geographically or sector concentrated competitors. Additionally, our expertise in a variety of industries allows us to be flexible and to share our expertise across regions.

The composition of our backlog shifts from time to time. During 2004, our backlog of work in progress for commercial and industrial work declined by approximately 17% in the areas of hotels and condominiums, health care facilities, utility work, highway, waste water and military; while areas of backlog growth expanded by 11% and included retail, institutions, office buildings, heavy industry and manufacturing. Over the past two years the duration of our backlog has decreased because we have fewer larger projects in our backlog. Therefore, our backlog turns quicker because the average project size and length of that project is declining.

•	Expertise – We have developed areas of expertise in high-rise buildings including hotels, condominiums and office buildings, retail centers, hospitals, switching centers and utility substations and single-family and multi-family residential homes. We believe that our technical expertise provides us with (1) access to higher margin design-and-build projects; (2) access to growth markets including wireless telecommunications, highway lighting and traffic control, video and security and fire systems; and (3) the ability to deliver quality service with greater reliability than that of many of our competitors.

•	Ability to Service National Projects – Our nationwide presence and name recognition helps us compete for larger, national contracts with customers that operate throughout the U.S. Additionally, we believe our size and national service offering uniquely positions us as the only single source open shop electrical contracting service provider able to execute projects on a national basis. We are able to take on very large and complex projects, often with a national scope, that would strain the capabilities and resources of most of our competitors. This type of work represents a growing market and we have made significant progress in pursuing these sizable accounts.

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Proprietary systems and processes – We have proprietary systems and processes that help us bid on projects, manage projects once they have been awarded and maintain and track customer information. In addition, we developed and perfected techniques and processes for installation on a variety of different projects, including a prefabrication processes we implemented throughout the organization. Through the consolidation of over 85 entities, we have taken the best practices within our company and leveraged those systems and processes across the entire organization for “best in class” practices.

•	Utilization of prefabrication processes – Our size and 100% merit shop environment has allowed us to quickly implement best prefabrication practices across our company. We prefabricate and preassemble or prepackage significant portions of electrical installations off-site and ship materials to the installation sites in specific sequences to optimize materials management, improve efficiency and minimize our employees’ time on job sites. This is safer, more efficient and more cost effective for both us and our customers.

•	Experienced management – Our management teams have extensive experience and well-known reputations in the markets they serve. In addition, we have developed a strong team of executive officers, led by Herbert (Roddy) Allen, with extensive operating experience.

Strategy

During the last three years we have been implementing a three-phase strategy. Phase one, “Back to Basics”, emphasized basic business fundamentals of increasing backlog, controlling costs and generating positive cash flow.

•	Excluding discontinued operations, our backlog of work in progress has decreased to approximately $458.2 million as of March 31, 2005 from $584.3 million for the same units at the end of the second quarter a year ago and $514.9 million for the same units at the end of the first quarter of 2005. The lower year to year backlog is primarily due to the company’s increased efforts to obtain higher margin work and its more restricted bonding availability. Gross margin in backlog from continuing operations increased by forty basis points during the quarter.

•	To control costs, we have taken and will continue to take steps to operate more efficiently and reduce expenses. These steps will, if successful, increase our profitability and allow us to remain competitive within the industry. We believe that by focusing on cost reduction, we are better positioned for competitive success in any business environment.

•	We have been and continue to focus on cash flows from operations. This includes utilizing effective tax planning strategies to reduce cash taxes paid and processes focused on collecting receivables and billing retainage.

Phase two, “One Company. One Plan.”, focused on processes and systems necessary to integrate various decentralized business units.

•	This strategy included a realigned management structure supported by additional financial reporting and planning processes through the implementation of an information system that is now 90% complete. We also undertook to bring commonality to our employee programs such as healthcare, incentive compensation and project management training. We implemented safety programs across the organization improving our recordable accidents to less than half the industry average. We now track procurement spending with national vendors centrally and have negotiated procurement savings. Additionally, we are focused on developing stronger national customer relationships.

Phase three, “Continued Growth”, was designed to expand our businesses internally and via selective acquisitions.

•	This phase will be achieved primarily through internal growth in select markets by increasing service offerings and market share. While we did purchase one company in February 2003, we do not intend to grow through external growth. We have put our growth strategy on hold to focus on the core profitability and capital efficiency of the company. Although we continue to strive to grow some of our business, we are currently in the process of effecting several strategic dispositions.

Since 2002, when the strategy was developed and implemented we accomplished a number of our objectives while reducing debt and repurchasing shares of common stock.

During the summer of 2004 we announced that we would not be able to timely issue our financial results for the third fiscal quarter. Since that time we have diligently worked to remedy the matters that gave rise to those events. While we determined that the matters were not widespread, the process and surrounding events have caused us to modify our strategy to take a closer look at the overall operating and capital efficiency of our units to insure an optimal return on the capital invested in the company.

During October 2004, we began a process to strategically review the performance of each of our 49 business units over the last three years. This process involves analyzing the financial performance of each unit with particular emphasis on the relative consistency of its results, returns on invested capital (unit level working capital and fixed assets), the required invested capital at each unit including capital costs associated with surety bonding, construction spending and growth trends in each geographic market, management strength and other factors.

Based on that analysis, we determined that certain businesses did not meet our criteria and have decided to sell these units in order to improve the overall profitability and capital efficiency of the company. To date, we have sold ten units primarily operating in the commercial/industrial market for total cash proceeds of $29.8 million. These units had combined revenues of $137.6 million and operating income of $4.2 million in fiscal 2004. In addition to the divestitures, we have closed one business unit during the second fiscal quarter and are in the process of closing another unit. These units had combined revenues of $7.6 million and an operating loss of $2.5 million in fiscal 2004. By closing these units, we will monetize our assets and eliminate the monthly management burden devoted to their supervision and daily operation. Thirty-nine business units currently remain as active IES operations, seven of which are currently slated for divestiture. These seven units generated $244.8 million in revenues and had a cumulative operating loss of $3.3 million in fiscal 2004. An additional three units that combined generated $195.8 million in revenues and operating income of $1.2 million in fiscal 2004 are under review for potential divestiture.

The Markets We Serve

Commercial and Industrial Market. Our commercial and industrial work consists primarily of electrical, communications, utility installations and upgrade, renovation, replacement and service and maintenance work in:

•	airports;

•	community centers;

•	high-rise apartments and condominiums;

•	hospitals and health care centers;

•	hotels;

•	manufacturing and processing facilities;

•	military installations;

•	office buildings;

•	refineries, petrochemical and power plants;

•	retail stores and centers;

•	schools; and

•	theaters, stadiums and arenas.

Our commercial and industrial customers include:

•	general contractors;

•	developers;

•	building owners and managers;

•	engineers;

•	architects; and

•	consultants.

Demand for our commercial and industrial services is driven by construction and renovation activity levels, as well as more stringent local and national electrical codes. From fiscal 1997 through 2004, our pro forma combined revenues from commercial and industrial work has grown at a compound annual rate of approximately 3.2% per year, including a decline of 6.6% in the period from 2001 to 2004 during which commercial and industrial spending declined due to soft market conditions. For the same period, our pro forma combined revenues from commercial and industrial work, excluding discontinued operations, has grown at a compound annual rate of approximately 0.74% per year. According to F. W. Dodge, the non-residential construction industry has grown at a compound annual rate of approximately 4.1% per year, including a decline of 8.4% from 2001 to 2004. Commercial and industrial work represented approximately 81%, 81% and 78% of our revenues for the years ended September 30, 2002, 2003 and 2004, respectively. Pro forma combined revenues include revenues generated by our subsidiaries prior to acquisition by us. For additional segment information for each of the three years ended September 30, 2004, see Note 9 to the Consolidated Financial Statements.

New commercial and industrial work begins with either a design request or engineer’s plans from the owner or general contractor. Initial meetings with the parties allow us to prepare preliminary, detailed design specifications, engineering drawings and cost estimates. Projects we design and build generally provide us with higher margins. “Design and build” gives full or partial responsibility for the design specifications of the installation. Design and build is an alternative to the traditional “plan and spec” model, where the contractor builds to the exact specifications of the architect and engineer. We prefer to perform design and build work, because it allows us to use past experience to install a more cost effective project for the customer with higher profitability to us. Once a project is awarded, it is conducted in scheduled phases and progress billings are rendered to our customer for payment, less a retention of 5% to 10% of the construction cost of the project. We generally provide the materials to be installed as a part of these contracts, which vary significantly in size from a few hundred dollars to several million dollars and vary in duration from less than a day to more than a year. Actual fieldwork is coordinated during this time, including:

•	ordering of equipment and materials;

•	fabricating or assembling of certain components (pre-fabrication);

•	delivering of materials and components to the job site; and

•	scheduling of work crews and inspection and quality control.

Our size enables us to effectively prefabricate significant portions of certain projects at an alternative site and drop ship materials in specific sequences. Prefabrication allows us to optimize materials management and minimize the amount of time specialized employees spend on the job site, as well as minimizing the overall time it takes to complete a project because working in a controlled assembly environment is more efficient than preparing all materials on site.

Our service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to economic fluctuations. Service and maintenance is supplied on a long-term and per-call basis. Long-term service and maintenance is provided through contracts that require the customer to pay an annual or semiannual fee for periodic diagnostic services at a specific discount from standard prices for repair and replacement services. Per-call service and maintenance is initiated when a customer requests emergency repair service. Service technicians are scheduled for the call or routed to the customer’s residence or business by the dispatcher. We will then follow up with the customer to schedule periodic maintenance work. Most service work is warranted for thirty days. Service personnel work out of our service vehicles, which carry an inventory of equipment, tools, parts and supplies needed to complete the typical variety of jobs. The technician assigned to a service call:

•	travels to the residence or business;

•	interviews the customer;

•	diagnoses the problem;

•	prepares and discusses a price quotation; and

•	performs the work and often collects payment from the customer immediately.

We design and install communications and utility infrastructure systems and low voltage systems for the commercial and industrial market as a complement to our primary electrical contracting services. We believe the demand for our communications services is driven by the following factors: the pace of technological change; the overall growth in voice and data traffic; and the increasing use of personal computers and modems, with particular emphasis on the market for broadband internet access. Demand for our utilities services is driven by industry deregulation, limited maintenance or capital expenditures on existing systems and increased loads and supply and delivery requirements. Demand for our low voltage systems is driven by the construction industry growth rate and our ability to cross-sell among our customers.

Residential Market. Our work for the residential market consists primarily of electrical installations in new single-family housing and low-rise, multi-family housing, for local, regional and national homebuilders and developers. We believe demand for our residential services is dependent on the number of single-family and multi-family home starts in the markets we serve. Single-family home starts are affected by the level of interest rates and general economic conditions. A competitive factor particularly important in the residential market is our ability to develop relationships with homebuilders and developers by providing services in multiple areas of their operations. This ability has become increasingly important as consolidation has occurred in the residential construction industry and homebuilders and developers have sought out service providers that can provide consistent service in all of their operating regions.

We are currently one of the largest providers of electrical contracting services to the U.S. residential construction market. Our residential business has experienced significant growth. Our pro forma combined revenues from residential electrical contracting have grown at a compound annual rate of approximately 13.5% from fiscal 1997 through 2004 compared to an industry average of approximately 10.4% according to F. W. Dodge. Residential electrical contracting represented approximately 19%, 19% and 22% of our revenues for the years ended September 30, 2002, 2003 and 2004, respectively.

New residential installations begin with a builder providing potential subcontractors the architectural or electrical drawings for the residences within the tract being developed. We typically submit a bid or contract proposal for the work. Our personnel analyze the plans and drawings and estimate the equipment, materials and parts and the direct and supervisory labor required to complete the project. We deliver a written bid or negotiate an arrangement for the job. The installation work is coordinated by our field supervisors and the builders’ personnel. Payments for the project are generally obtained within 30 days, at which time any mechanics’ and materialmen’s liens securing these payments are released. Interim payments are often obtained to cover labor and materials costs on larger projects.

The residential business is generally more profitable and less capital intensive than our commercial and industrial business and has a much lower surety bonding need. For additional segment information for each of the three years ended September 30, 2004, see Note 9 to the Consolidated Financial Statements. Our results of operations from residential construction are seasonal, depending on weather trends, with typically higher revenues generated during spring and summer and lower revenues during fall and winter.

Customers

Major Customers. We have a diverse customer base. We intend to continue our emphasis on developing and maintaining relationships with our customers by providing superior, high-quality service. During the years ended September 30, 2002, 2003, and 2004, no single customer accounted for more than 10% of our revenues.

Company Operations

Employee Screening, Training and Development. We are committed to providing the highest level of customer service through the development of a highly trained workforce. Employees are encouraged to complete a progressive training program to advance their technical competencies and to ensure that they understand and follow the applicable codes, our safety practices and other internal policies. We support and fund continuing education for our employees, as well as apprenticeship training for technicians under the Bureau of Apprenticeship and Training of the Department of Labor and similar state agencies. Employees who train as apprentices for four years may seek to become journeymen electricians and, after additional years of experience, master electricians. We pay progressive increases in compensation to employees who acquire this additional training, and more highly trained employees serve as foremen, estimators and project managers. Our master electricians are licensed in one or more cities or other jurisdictions in order to obtain the permits required in our business. Some employees have also obtained specialized licenses in areas including security systems and fire alarm installation. In some areas, licensing boards have set continuing education requirements for maintenance of licenses. Because of the lengthy and difficult training and licensing process for electricians, we believe that the number, skills and licenses of our employees constitute a competitive strength in the industry.

We actively recruit and screen applicants for our technical positions and have established programs in some locations to recruit apprentice technicians directly from high schools and vocational technical schools. Prior to hiring new employees, we assess their technical competence level, confirm background references and conduct drug testing.

Materials and Supplies. As a result of economies of scale, we believe we have been able to purchase equipment, parts and supplies at discounts to prices made available to our smaller competitors. In addition, as a result of our size, we are able to lower our costs for (i) the purchase or lease of vehicles; (ii) property, casualty and liability insurance; (iii) health insurance and related benefits; (iv) retirement benefits administration; and (v) office and computer equipment.

Substantially all the equipment and component parts we sell or install are purchased from manufacturers and other outside suppliers. We are not materially dependent on any one of these outside sources for our supplies.

Control and Information Systems. We are committed to performing those controls and procedures that improve our efficiency and the monitoring of our operations. We are approximately 90% complete in deploying a standard Enterprise Resource Planning, or ERP, software to all of our operating companies. We believe ERP applications are paramount to a growing business with our diverse geographic platform. Additionally, we have implemented a financial reporting and planning application to complement the ERP application that provides a uniform structure and analytical tools for the reporting process. This application was utilized for our 2003, 2004 and 2005 planning processes. We now expect to have the implementation completed during fiscal 2006. Implementation of this ERP system and the complementary financial reporting application allows us to obtain more timely results of operating performance and perform more detailed analyses. In addition to our ERP system, other controls and procedures we have in place include:

•	pre-determined approval levels for bidding jobs. Each subsidiary may approve certain jobs based on each subsidiary’s gross revenues, the level of experienced estimating personnel on staff, the type of work to be bid (i.e. niche vs. non-niche work to take advantage of our centers of excellence), and manpower availability. If a job exceeds these parameters additional approvals must be obtained.

•	an automated uniform monthly reporting process with data controls.

•	a series of quarterly reviews conducted by our senior management team. These meeting locations are rotated quarterly between the corporate office in Houston, Texas and various locations. The content of such meetings includes discussing safety performance, previous operating results, forecasts for the future, opportunities and concerns.

•	a formalized planning process that involves analyzing industry trends at a county level for each subsidiary. This planning also formalizes the capital allocation process.

•	monthly job review meetings involving finance and operations.

Competition

The electrical contracting industry is highly fragmented and competitive. Most of our competitors are small, owner-operated companies that typically operate in a limited geographic area. There are few public companies focused on providing electrical contracting services. In the future, we may encounter competition from new market entrants. Competitive factors in the electrical contracting industry include:

•	the availability of qualified and licensed electricians or qualified technicians;

•	safety record;

•	cost structure;

•	price;

•	relationships with customers;

•	geographic diversity;

•	ability to reduce project costs;

•	access to technology;

•	experience in specialized markets; and

•	ability to obtain bonding.

Regulations

Our operations are subject to various federal, state and local laws and regulations, including:

•	licensing requirements applicable to electricians;

•	building and electrical codes;

•	regulations relating to consumer protection, including those governing residential service agreements; and

•	regulations relating to worker safety and protection of the environment.

We believe we have all licenses required to conduct our operations and are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses or an inability to perform government work.

Many state and local regulations governing electricians require permits and licenses to be held by individuals. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all our electricians who work in the state or county that issued the permit or license. It is our policy to ensure that, where possible, any permits or licenses that may be material to our operations in a particular geographic area are held by multiple IES employees within that area.

Risk Management and Insurance

The primary risks in our operations include health, bodily injury, property damage and injured workers’ compensation. We maintain automobile and general liability insurance for third party health, bodily injury and property damage and workers’ compensation coverage, which we consider appropriate to insure against these risks. Our third-party insurance is subject to large deductibles for which we establish reserves and, accordingly, we effectively self-insure for much of our exposures.

Employees

At April 30, 2005, we had approximately 9,600 employees. We are not a party to any collective bargaining agreements with our employees. We believe that our relationship with our employees is satisfactory.

Properties

Our principal executive offices are located at 1800 West Loop South, Suite 500, Houston, Texas 77027. We currently conduct our business from 140 locations in 28 states, 11 of which we own and 129 of which we lease. We believe that our leased and owned properties are adequate for our current needs.

Legal Proceedings

We are involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of any of these proceedings with certainty and it is possible that the results of legal proceedings individually or cumulatively may materially adversely affect us, in our opinion, these proceedings are either adequately covered by insurance or financial reserves or, if not so covered, should not ultimately result in any liability which would have a material adverse effect on our financial position, liquidity or results of operations.

Between August 20 and October 4, 2004, five putative securities class action lawsuits were filed against IES and certain of its officers and directors. The five lawsuits are consolidated and currently pending in the United States District Court for the Southern District of Texas under the caption Orem v. Integrated Electrical Services, Inc., et al., No. H-04-3342. The separate actions generally allege that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 by making incomplete or false and misleading statements about the Company’s financial statements in 2003 and 2004, violating generally accepted accounting principles, engaging in insider trading, and allowing the Company to enter into a $175 million credit facility. The plaintiffs seek unspecified monetary damages, including legal fees, for a putative class of purchasers of IES stock between November 10, 2003 and August 13, 2004. On March 23, 2005, the Court appointed lead plaintiff and lead counsel. Under the parties’ agreed scheduling order, the lead plaintiff has 60 days from March 23, 2005 to file a consolidated amended complaint, and defendants have 60 days to file a response. If defendants file a motion to dismiss the consolidated amended complaint, lead plaintiff will have 45 days to respond, and defendants will have 21 days to file a reply.

On September 3, 2004, Chris Radek filed a shareholder derivative action in the District Court of Harris County, Texas naming Herbert R. Allen, Richard L. China, William W. Reynolds, Britt Rice, David A. Miller, Ronald P. Badie, Donald P. Hodel, Alan R. Sielbeck, C. Byron Snyder, Donald C. Trauscht, and James D. Woods as individual defendants and IES as nominal defendant. In this derivative action, the plaintiff makes substantially similar claims as made in the putative class action complaints, and adds common law claims against the individual defendants. The plaintiff in the shareholder derivative action seeks unspecified amounts of damages, interest and costs, including legal fees. By agreement, the defendants will not respond to this action until the plaintiff files an amended petition, which has not yet occurred.

We intend to vigorously contest these actions. However, because they are at an early stage, it is premature at this time to predict liability or to estimate the damages, or the range of damages, if any, that we might incur in connection with these actions. An adverse outcome in these actions could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

We are the subject of a formal investigation ongoing at the Securities and Exchange Commission. The results of the investigation are difficult to predict. An adverse decision in this investigation could have an adverse effect on our business, consolidated financial condition, results of operations and cash flows.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The directors, executive officers and other key employees of Integrated Electrical Services and their respective ages and positions are as follows:

Name	Age[1]	Position	Class (Directors Only)
C. Byron Snyder	56	Chairman of the Board and Director	Class II
Herbert “Roddy” Allen	64	President, Chief Executive Officer and Director	Class II
Richard C. Humphrey	60	Chief Operating Officer	—
Robert Stalvey	54	Senior Vice President	—
Curt L. Warnock	50	Senior Vice President, General Counsel and Secretary	—
David A. Miller	34	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	—
Ronald P. Badie	62	Director	Class I
Alan R. Sielbeck	52	Director	Class I
Donald Paul Hodel	69	Director	Class III
Donald C. Trauscht	71	Director	Class III

(1)	All ages are as of May 1, 2005.

Set forth below is the description of the backgrounds of our directors, executive officers and other key employees.

C. Byron Snyder has been a Director and Chairman of the Board of Directors since our inception. Mr. Snyder was a founding member and Senior Managing Director of Main Street Equity Ventures II, LP, a Houston-based private equity investment firm. Mr. Snyder was the President and owner of Sterling City Capital, L.L.C., a private investment company. Mr. Snyder was owner and President of Relco Refrigeration Co., a distributor of refrigerator equipment, from 1992 to 1998. Prior to 1992, Mr. Snyder was the owner and Chief Executive Officer of Southwestern Graphics International, Inc., a diversified holding company which owned Brandt & Lawson Printing Co., a Houston-based general printing business, and Acco Waste Paper Company, an independent recycling business. Brandt & Lawson Printing Co. was sold to Hart Graphics in 1989, and Acco Waste Paper Company was sold to Browning-Ferris Industries in 1990.

Herbert “Roddy” Allen has been a Director since 2001 and has been Chief Executive Officer and President since October 2002 and interim Chief Financial Officer from April, 2004 to May, 2004 and from October, 2004 to January 2005. From March 2002 to October 2002, Mr. Allen was Chief Operating Officer of IES. From January 2000 to May 2002, Mr. Allen was Senior Vice President—Eastern Operations and served as a Regional Operating Officer of IES from June 1998 to January 2000. Prior to September 2000, Mr. Allen served as the President of H.R. Allen, Inc., one of our subsidiaries.

Richard C. Humphrey has been Chief Operating Officer since March 31, 2005. From December 31, 2001 until March 2005 he was a Regional Operating Officer of IES and from 1970 until December 2001 he was the President of ARC Electric, Inc., an electrical contracting company he established in 1970 in Norfolk, Virginia and which became a Company subsidiary in 1998.

Robert Stalvey has been Senior Vice President since September 2004. From October 2000 to September 2004 Mr. Stalvey was Senior Vice President, Operations Services and from July 1999, Vice President, Special Projects.

Curt L. Warnock has been Senior Vice President, General Counsel and Secretary since February 2005. From October 2002 to February 2005, Mr. Warnock was Vice President, Law and Secretary of IES from December 2004. From July 2001 to October 2002, Mr. Warnock served as Assistant General Counsel of IES. Prior to July 2001, Mr. Warnock spent sixteen years with Burlington Resources Inc., a large independent NYSE oil and gas company, serving in various positions. Prior to that, Mr. Warnock served as Senior Attorney to Pogo Producing Company, a NYSE oil and gas company; before that, he was in private practice. Mr. Warnock is licensed in Texas and federal courts and before the Fifth Circuit and before the United States Supreme Court.

David A. Miller has been Senior Vice President and Chief Financial Officer and Chief Accounting Officer since January 2005. From October 2002 until January 2005, Mr. Miller was Vice President and Chief Accounting Officer of IES and between January 1998 and October 2002, Mr. Miller held the positions of Financial Reporting Manager, Assistant Controller, Controller and Chief Accounting Officer with IES. Prior to January 1998, Mr. Miller held various positions in public accounting and private industry. Mr. Miller is a Certified Public Accountant.

Ronald P. Badie has been a Director since 2003. Mr. Badie is the retired Vice Chairman of Deutsche Bank Alex Brown (now Deutsche Bank Securities), Deutsche Bank’s investment banking subsidiary. From 1966 until his retirement in March 2002, Mr. Badie held a variety of management positions with Deutsche Bank and its predecessor, Bankers Trust Company. Mr. Badie has served on the advisory boards of Merrill Lynch Capital Appreciation Fund, Stonington Capital Appreciation Fund, and Green Equity Capital Fund. He also was a member of the advisory board of The Price Center for Entrepreneurial Studies at the Anderson School of Management at U.C.L.A. Mr. Badie also serves on the board of directors of Merisel, Inc., a software licensing distributor, and Amphenol Corporation, an electronics components manufacturer.

Alan R. Sielbeck has been a Director since 1998. Mr. Sielbeck currently serves as chief executive officer of LogisticsXperts, LLC, an inventory management and quality control company serving the manufacturing industry. He served as Chairman of the Board and Chief Executive Officer of Service Experts, Inc., a publicly traded heating, ventilation and air conditioning service company, from its inception in March 1996 until January 2000. Mr. Sielbeck has served as Chairman of the Board and President of AC Service and Installation Co. Inc. and Donelson Air Conditioning Company, Inc. since 1990 and 1991, respectively. From 1985 to 1990, Mr. Sielbeck served as President of RC Mathews Contractor, Inc., a commercial building general contractor, and Chief Financial Officer of RCM Interests, Inc., a commercial real estate development company. Mr. Sielbeck serves as a director for Midsouth Wire Products and Nashville Wire.

Donald Paul Hodel has been a Director since 1998. Mr. Hodel is a Managing Director of Summit Group International, Ltd. (and related companies), an energy and natural resources consulting firm he founded in 1989. From 2003 until February 2005 he was also President and CEO of Focus on the Family, a charitable organization. Mr. Hodel served as United States Secretary of the Interior from 1985 to 1989 and Secretary of Energy from 1982 to 1985. Mr. Hodel has served as director of both publicly traded and privately held companies and is the recipient of the Presidential Citizens Medal and honorary degrees from three universities. Mr. Hodel serves on the boards of directors of: Salem Communications, Inc., a NASDAQ listed company, which owns and operates radio stations; and the North American Electric Reliability Council.

Donald C. Trauscht has been a Director since 2002. Mr. Trauscht has been the Chairman of BW Capital Corporation, a private investment company, since January 1996. From 1967 to 1995, Mr. Trauscht was employed by Borg Warner Corporation, a diversified manufacturer of automotive components, chemicals, financial services, industrial parts and security services, holding various jobs and titles including Chairman and Chief Executive Officer. Mr. Trauscht is a director of: ESCO Technologies Inc., a manufacturer of communications systems, filtration products and test equipment; OMI Corporation Inc., a marine transport company; Recon Optical Inc., a manufacturer of defense imaging equipment; and Bourns, Inc., a manufacturer of electronic components.

Board of Directors

Our Amended and Restated Certificate of Incorporation, as amended, and our bylaws provide that the number of members of the Board shall be fixed from time to time by the Board but shall not be less than one nor more than 15 persons. The Certificate of Incorporation divides the Board into three classes, designated as Class I, Class II and Class III. Each class of directors is to be elected to serve a three-year term and is to consist, so far as possible, of one-third of the number of directors required at the time to constitute the full Board. If the number of directors is not evenly divided into thirds, the Board shall determine which class or classes shall have one extra director. The Board has set the number of directors at six; two directors are designated as Class I directors, two as Class II directors and two as Class III directors, whose terms of office expire with the 2005, 2006 and 2007 annual stockholders’ meetings, respectively, and until their respective successors are elected and qualified. The holders of the Restricted Voting Common Stock are entitled to elect one director.

Committees

Audit Committee

The Audit Committee of the Board is comprised of Messrs. Sielbeck (Chairman), Badie and Trauscht. Pursuant to its written charter, a copy of which may be found on our website and paper copies are also available free of charge upon written request to us. Our board of directors has determined that Mr. Sielbeck is an “audit committee financial expert” as such term is defined in Item 401 of Regulation S-K. The Audit Committee assists the Board in:

•	fulfilling its responsibility to oversee management’s implementation of, and the integrity of, our financial statements;

•	monitoring the qualifications, independence and performance of our internal and independent auditors;

•	monitoring our compliance with legal and regulatory requirements; and

•	preparing the report that SEC rules require be included in our annual proxy statement.

In fulfilling these duties, the Audit Committee generally:

•	reviews the annual financial statements with management and the independent auditor;

•	recommends to the Board whether our annual audited financial statements and accompanying notes should be included in our Annual Report on Form 10-K;

•	reviews with management and the independent auditor the effect of regulatory and accounting initiatives as well as contingent liabilities and off-balance sheet structures, if any, on our financial statements;

•	reviews with management and the independent auditor our quarterly financial statements filed in our Quarterly Reports on Form 10-Q;

•	discusses periodically with management our major financial risk exposure and steps implemented to monitor and control the same;

•	reviews major changes to our auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

•	has the sole authority to engage, oversee and evaluate the performance of, and, when the Audit Committee determines it to be appropriate, terminate our independent auditor, approve all audit engagement fees and terms and approve all significant non-audit engagements, if any, with the independent auditor;

•	reviews the independence of the independent auditor, giving consideration to the range of audit and non-audit services performed by the independent auditor;

•	reviews periodically the experience, qualifications and performance of the senior members of our internal auditing team and the internal audit activities, staffing and budget;

•	reviews significant reports to management, prepared in connection with internal audits and management’s responses;

•	reviews with the independent auditor any problems or difficulties the auditor may encounter and any management letter provided by the auditor and our response to that letter;

•	advises the Board with respect to our policies and procedures regarding conflicts of interest and compliance with material laws and regulations;

•	reviews legal matters that may have a material impact on the financial statements, our compliance policies and any material reports or inquiries received from regulators or government agencies; and

•	establishes procedures to handle complaints regarding our accounting practices, internal controls or auditing matters and to permit confidential anonymous submission to the Audit Committee of concerns by employees regarding accounting or auditing matters.

Nominating/Governance Committee

The Nominating/Governance Committee is comprised of Messrs. Badie (Chairman), Hodel, Sielbeck and Trauscht. Messrs. Badie and Hodel were appointed to the Nominating/Governance Committee on January 6, 2005. Pursuant to its written charter, a copy of which may be found on our website and paper copies are also available free of charge upon written request to us, the Nominating/Governance Committee assists the Board in:

•	establishing standards for Board and committee members and overseeing the performance of the Board and its members;

•	establishing criteria to select new directors and recommending to the Board a process for orientation of new Board or committee members;

•	identifying individuals qualified to become members of the Board and recommending such individuals to the Board as nominees to fill any existing or expected vacancy; and

•	evaluating our corporate governance procedures and recommending to the Board changes that the Nominating/Governance Committee deems appropriate.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of Messrs. Trauscht (Chairman), Hodel and Badie. Mr. Badie was appointed to the Human Resources and Compensation Committee on January 6, 2005. Pursuant to its written charter, a copy of which may be found on our website and paper copies are also available free of charge upon written request to us, the Human Resources and Compensation Committee assists the Board in:

•	discharging its responsibilities relating to compensation of our executives; and

•	producing an annual report on executive compensation for inclusion in our annual proxy statement.

In fulfilling these duties, the Human Resources and Compensation Committee generally:

•	establishes our compensation philosophy and ensures that the compensation program is aligned with our objectives and consistent with the interest of our stockholders;

•	reviews and approves new compensation plans;

•	evaluates the performance of the Chief Executive Officer and determines the compensation for the Chief Executive Officer;

•	reviews salaries, salary increases and other compensation of executive officers and evaluates the competitiveness of total compensation levels for executives;

•	receives recommendations regarding the selection of officers and key employees for participation in incentive compensation plans and regarding the establishment of performance goals and awards for those officers and key employees who participate in such incentive plans;

•	reviews and monitors benefits under our employee plans;

•	makes recommendations to the Board with respect to our management organization;

•	reviews and approves incentive compensation and equity based plans; and

•	evaluates, periodically, compensation paid to outside members of the Board, including monitoring the competitiveness and composition of director compensation.

Executive Committee

The Executive Committee is comprised of Messrs. Allen, Snyder and Trauscht. Pursuant to its written charter, the Executive Committee is authorized to act upon any urgent issues that arise between regularly scheduled meetings of the Board.

The Executive Committee, however, may not:

•	approve, adopt or recommend to the stockholders any matter or action expressly required by the Delaware General Corporation Law to be submitted to the stockholders for approval; or

•	adopt, amend or repeal any bylaw of IES.

Compensation of Executive Officers

The following table summarizes all compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers with total annual salary and bonuses exceeding $100,000 for services rendered in all capacities to us during the year ended September 30, 2004.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		All Other Compensation (2)
	Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Stock Awards (#)	Securities Underlying Options (#)
Herbert R. Allen	2004	$522,500	—	—	—	—	$2,919
	2003	$475,000	—	—	—	—	$2,505
	2002	$380,002	—	—	—	330,000	$2,717

Richard L. China (3)	2004	$407,000	—	—	—	—	$4,122
	2003	$370,000	—	—	—	—	$3,672
	2002	$309,997	—	—	—	185,000	$2,330

Robert Stalvey	2004	$285,000	—	—	—	—	$4,413
	2003	$270,000	—	—	—	—	$3,549
	2002	$240,624	58,500	—	—	—	$2,120

Miles Dickinson (4)	2004	$281,750	—	—	7,269	—	$2,712
	2003	$268,000	—	—	—	—	$3,821
	2002	$218,750	102,217	—	—	—	$2,503

Margery M. Harris (5)	2004	$245,000	—	—	—	—	$3,710
	2003	$230,000	—	—	—	—	$3,881
	2002	$197,750	24,050	—	—	60,000	$3,910

(1)	No executive officer received perquisites or other personal benefits in excess of 10% of such officer’s total annual salary and bonus.

(2)	All other compensation for fiscal years 2002, 2003 and 2004 consists of IES contributions to the IES Corp. Executive Savings Plan ad the IES, Inc. 401(k) Retirement Savings Plan.

(3)

Mr. China’s employment with IES terminated effective November 9, 2004. In connection with his termination, Mr. China entered into a Settlement and Release Agreement with IES, pursuant to which he received a lump sum payment of $103,609 and an additional sum of $610,500 to be paid in semi-monthly increments in the future. We also agreed to pay the cost of continuing medical and dental health care coverage for Mr. China and his eligible dependents under COBRA for a period of 18 months.

(4)	Mr. Dickinson’s employment with IES terminated effective April 30, 2005.

(5)	Ms. Harris’ employment with IES terminated effective January 15, 2005. In connection with her termination, Ms. Harris entered into a Mutual Agreement and Release with IES, pursuant to which received a severance payment in the amount of $61,250 to be paid in semi-monthly increments in the future. We also agreed to pay the cost of continuing medical and dental care coverage for Ms. Harris and her eligible dependents under COBRA for a period of six months.

Option Grants

No stock options were granted to any of the named executive officers during fiscal year 2004.

Aggregated Option Exercises in Fiscal 2004 and Fiscal Year-End Option Values

The following table sets forth information concerning options exercised during the last fiscal year and the value of their unexercised options at September 30, 2004.

			Number of Shares Underlying Unexercised Options at September 30, 2004		Value of Unexercised In-the-Money Options at September 30, 2004
	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Herbert R. Allen	30,000	$225,468	277,666	88,334	$166,232	$100,517
Richard L. China	20,000	151,216	156,667	48,333	86,233	54,716
Robert Stalvey	—	—	94,472	10,000	21,400	10,700
Miles Dickinson	10,000	39,759	27,167	10,000	10,700	10,700
Margery M. Harris	—	—	88,000	12,000	21,400	10,700

Compensation of Directors

Directors who are our employees do not receive a retainer or fees for service on the board or any committees. We pay non-employee members of the board for their service as directors. Directors who are not employees currently receive a fee of $1,500 for each board and committee meeting attended in person, and a fee, effective January 1, 2005, of $750 for attendance at a meeting held telephonically. The fee for telephonic meetings prior to January 1, 2005 was $500. Each non-employee director also receives, upon first election to the board and annually thereafter an immediately exercisable stock option to purchase 3,000 shares of our common stock at the market price on the day of grant. Finally, effective April 1, 2005, each non-employee director receives an annual retainer, paid quarterly, of $12,000 cash and 6,000 shares of our common stock. Prior to April 1, 2005, directors received $12,000 cash and $24,000 in shares of our common stock. The Chairmen of the Compensation and Nominating/Governance Committees also receive an annual retainer, paid quarterly, of $10,000 cash and the Chairman of the Audit Committee, effective April 1, 2005, receives $25,000 cash. Prior to this change the Committee Chairman of the Audit Committee received $15,000 and all Chairmen retainers were paid one half in cash and one half in shares of our common stock. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.

Severance and Employment Agreements

The Human Resources and Compensation Committee reviews the employment agreements of executive officers on an annual basis to determine the continuing need for such agreements as well as the amount and nature of compensation potentially payable in the event a change in control or other provision is triggered. As a result of this review in 2004, the Human Resources and Compensation Committee made no changes in outstanding agreements. It was determined the terms and conditions as well as potential payments under the agreements were appropriate to insure the continued employment of the executives party to such agreements and to protect our interest relating to non-competition in the event the executive left our employ.

On January 30, 2003, we entered into an amended and restated employment agreement with Mr. Allen. The agreement with Mr. Allen, which has an initial term of three years, and which, unless terminated sooner, continues on a year-to-year basis thereafter, provides for the annual salary then in effect to be paid to Mr. Allen (which may be increased from time to time) during the term of the agreement. In the event Mr. Allen terminates his employment without “Good Reason,” or is terminated for “Cause,” both as defined in the agreement, he is not entitled to receive severance compensation. If Mr. Allen terminates for Good Reason or if he is terminated by IES without Cause, he is entitled to receive the base salary then in effect for whatever period of time is remaining under the Initial Term or Extended Term, or for one year, whichever amount is greater. The agreement generally restricts him from competing with us for a period of two years following the termination of his employment. The restriction is removed in the event he is terminated without Cause by IES, or he terminates for Good Reason. In the event of a change of control of IES, Mr. Allen may receive the equivalent of three years base salary at the rate then in effect, plus three times annual bonus at the then current percentage applicable to him determined at 100% payout, and three years’ coverage under our medical benefit plan on a tax neutral basis.

We have entered into employment agreements with Messrs. Stalvey and Dickinson effective January 27, 2003 and May 13, 2004 respectively. The term of Mr. Dickinson’s agreement continues until terminated by either Mr. Dickinson or IES. Mr. Stalvey’s agreement has a three year term and continues on a year-to-year basis thereafter, unless notice of non-renewal is provided at least 90 days prior to the end of the initial or extended term. Each agreement provides for severance benefits of up to one year’s base pay in the event of termination of employment by IES without Cause, or in the case of Mr. Stalvey, for Good Reason, as defined in the employment agreement. These agreements also contain restrictions on competing with us, which may be reduced under certain circumstances in the case of Mr. Stalvey. On December 2, 2004, the Board approved a waiver of our conflict of interest policy and an amendment to Mr. Dickinson’s employment agreement to permit Mr. Dickinson to provide a loan and consulting services to DFI, Inc. in connection with DFI’s acquisition of substantially all of the assets of Delco Electric, Inc. For a discussion of this transaction, see “Certain Relationships and Related Transactions,” below. Mr. Dickinson resigned his employment with IES as of April 30, 2005.

Effective October 27, 2004, Mr. China resigned as a director of IES. Effective November 9, 2004, Mr. China resigned all positions with IES. In connection with his termination, Mr. China entered into a Settlement and Release Agreement with us and, pursuant thereto, received a lump sum payment of $103,609 and an additional sum of $610,500 to be paid in semi-monthly increments in the future. We also agreed to pay the cost of continuing medical and dental health care coverage for Mr. China and his eligible dependents under COBRA for a period of 18 months. In accordance with the terms of our stock option plans, Mr. China was also entitled to retain and exercise, for a period of 90 days following his termination as an employee of IES, options to acquire up to 190,000 shares of common stock that had vested prior to his resignation. Mr. China exercised options to acquire 76,667 shares of common stock following his termination as an employee, and the remainder of his options were cancelled.

On December 15, 2004, we entered into a Mutual Agreement and Release with Margery Harris pursuant to which Ms. Harris and IES agreed to terminate their employment relationship effective January 15, 2005. In accordance with the terms of the agreement, Ms. Harris will receive a settlement payment in the amount of $61,250 to be paid in semi-monthly increments in the future. We also agreed to pay the cost of continuing medical and dental health care coverage for Ms. Harris and her eligible dependents under COBRA for a period of six months. In accordance with the terms of our stock option plans, Ms. Harris was also entitled to retain and exercise, for a period of 90 days following her termination as an employee of IES, options to acquire up to 88,000 shares of common stock that had vested prior to her resignation. Ms. Harris has exercised options to acquire 10,000 shares of common stock following her termination as an employee and the remainder of her options have expired.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2004, no executive officer of IES served as (i) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Human Resources and Compensation Committee (formerly known as the Compensation Committee) of IES, (ii) a director of another entity, one of whose executive officers served on the Human Resources and Compensation Committee of IES or (iii) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of IES.

During fiscal year 2004, no member of our Human Resources and Compensation Committee (i) was an officer or employee of IES, (ii) was formerly an officer of IES or (iii) had any business relationship or conducted any business with IES.

Report of the Human Resources and Compensation Committee on Executive Compensation

The Human Resources and Compensation Committee (formerly known as the Compensation Committee) is pleased to present the 2004 report on executive compensation. This report of the Human Resources and Compensation Committee documents the components of our executive officer compensation program and describes the basis on which the compensation program determinations were made by the Human Resources and Compensation Committee with respect to the executive officers of IES. The Human Resources and Compensation Committee meets regularly and is comprised of Messrs Trauscht (Chairman), Hodel and Badie. Mr. Badie was appointed to the Human Resources and Compensation Committee on January 6, 2005, and Mr. Trauscht was appointed Chairman of the Human Resources and Compensation Committee on the same date, replacing Mr. James D. Woods, who resigned from the Board effective December 31, 2004. This report was prepared under the chairmanship of Mr. Woods and is submitted by the newly constituted Human Resources and Compensation Committee. The duty of the Human Resources and Compensation Committee is to establish the compensation of the Chief Executive Officer, review compensation levels of senior members of management, and administer our various incentive plans including our annual bonus plan and our stock option plan.

Executive Compensation Program Philosophy

Our compensation philosophy and program objectives are directed by two primary guiding principles. First, the program is intended to provide levels of compensation sufficient to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interests between our executives and stockholders such that a portion of each executive’s compensation is directly linked to maximizing stockholder value.

In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to our short-term and long-term success. As such, we provide both short-term and long-term incentives. The Human Resources and Compensation Committee has structured the executive compensation program with three primary underlying components: base salary, annual incentives, and long-term incentives. Our compensation philosophy is to (i) compensate our executive officers at a base level that is near the average salaries paid by companies of similar size and nature; (ii) provide the opportunity for our executive officers to earn additional compensation in the form of annual bonuses if individual and business performance goals are met; and (iii) design long-term incentive plans to focus executive efforts on the long-term goals of IES and to maximize total return to our stockholders.

Base Salary

The Human Resources and Compensation Committee utilizes market compensation data that is reflective of the markets in which we compete for employees. Based on such data, the Human Resources and Compensation Committee believes that the salaries paid to our executive officers are at or below the average of executive officers’ compensation in similar companies. The Human Resources and Compensation Committee intends to insure that our executive officers compensation is consistent with our stated policies. Therefore, as part of its responsibilities, the Human Resources and Compensation Committee reviews the salaries for our executive officers. Individual salary changes are based on a combination of factors such as the performance of the executive, salary level relative to the competitive market, level of responsibility, growth of our operations and the recommendation of our Chief Executive Officer.

Annual Bonus

Our annual bonus is intended to reward key employees based on IES and individual performance, motivate key employees, and provide competitive cash compensation opportunities. Target award opportunities vary by individual position and are expressed as a percentage of base salary. The individual target award opportunities are set at market median levels, but actual payouts may vary based on performance so that actual awards may fall below the 50th or above the 75th percentile. The amount a particular executive may earn is directly dependent on the individual’s position, responsibility, and ability to impact our financial success. During the 2004 fiscal year, no bonuses were paid to our executive officers, while serving in that position.

Long-term Incentives

Our long-term incentive plan is designed to focus executive efforts on the long-term goals of IES and to maximize total return to our stockholders. The key devices the Human Resources and Compensation Committee has traditionally used are stock options and restricted stock. During 2004, the Human Resources and Compensation Committee retained the services of an independent compensation consultant to assist in its determination of the appropriate amount and nature of long term incentives and salary for our executives. The consultant reviewed an extensive data base of compensation paid by both general industry and our peers. As a result of this review, the Human Resources and Compensation Committee authorized modest salary adjustments for the executives as well as grants of non-qualified stock options to be effective commencing the beginning of fiscal year 2005. In the interim, we were unable to timely file with the SEC our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and the Human Resources and Compensation Committee subsequently rescinded the proposed salary increases and option grants.

CEO Compensation

In May 2004, in addition to the retention of the independent compensation consultant discussed above, the Human Resources and Compensation Committee undertook its annual detailed review of the performance of our Chief Executive Officer. A 22-point evaluation was used that highlighted all material aspects of the position, with Mr. Allen being rated on each item by the Board and our senior management. In order to insure anonymity, the results of the evaluation were forwarded to our independent auditors for compilation.

As a result of the above evaluation, and the review performed by the compensation consultant, the Human Resources and Compensation Committee authorized a modest salary increase and grant of non-qualified stock options for Mr. Allen to be effective October 1, 2004. In light of the subsequent failure by IES to timely file with the SEC our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, the Human Resources and Compensation Committee rescinded the salary increase and option grant.

Stock Performance Graph

The following performance graph compares our cumulative total stockholder return on our common stock with the cumulative total return of (i) the S&P 500 Index, (ii) the Russell 2000, and (iii) a peer group stock index (the “Peer Group”) selected in good faith by IES made up of the following publicly traded companies: Comfort Systems USA, Inc., Dycom Industries Inc., Emcor Group Inc., Fluor Corp (Massey Energy Company was distributed as a dividend to Flour Corp stockholders on December 22, 2000 and the value of such dividend is reflected as a reinvestment), Jacobs Engineering Group, Mastec Inc., and Quanta Services Inc. Due to activities such as reorganizations and mergers, additions and deletions are made to the Peer Group from time to time. The cumulative total return computations set forth in the Performance Graph assume the investment of $100 in our common stock, the S&P 500 Index, the Russell 2000, and the Peer Group, on September 30, 1999.

	Cumulative Total Return
	9/99	9/00	9/01	9/02	9/03	9/04
INTEGRATED ELECTRICAL SERVICES, INC.	100.00	43.48	34.15	23.65	43.64	30.42

S & P 500	100.00	113.28	83.13	66.10	82.22	93.63

RUSSELL 2000	100.00	123.39	97.22	88.18	120.36	142.96

PEER GROUP	100.00	150.41	97.67	64.28	108.75	111.24

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During fiscal year 2004, Delco Electric, Inc., a wholly owned subsidiary of IES, leased office and warehouse space from Mr. Miles Dickinson. The aggregate rentals paid by Delco under the lease for fiscal year 2004 were $68,166.

On December 6, 2004, we sold substantially all of the assets of Delco Electric, Inc. to DFI Group, Inc. Mr. Terry Foley, who served as president of Delco prior to the sale, is president of DFI. Mr. Jason Dickinson, who is the son of Mr. Miles Dickinson, is a director and principal stockholder of DFI. Prior to the sale, Mr. Jason Dickinson was also employed by Delco and received compensation in excess of $60,000 during fiscal year 2004. Pursuant to the terms of the purchase agreement governing the sale, the adjusted purchase price for the assets was $951,102. In connection with the transaction, Mr. Miles Dickinson loaned a portion of the purchase price to DFI and will provide certain consulting services to DFI in the future. On December 2, 2004, the Board approved a waiver of our conflict of interest policy and an amendment to Mr. Miles Dickinson’s employment agreement to permit Mr. Dickinson to provide the loan and consulting services.

Ace/Putzel Electric, Inc., a wholly owned subsidiary of IES, leased office and warehouse space from Mr. Robert Stalvey and his brother Mr. Thomas E. Stalvey Sr. The aggregate rentals paid by Ace under the lease for fiscal year 2004 were $122,917. On January 7, 2005, we entered into an Asset Purchase Agreement among IES, Ace, Ace Electric, Inc., or the Buyer, and Mr. Thomas E. Stalvey, Sr., as guarantor, providing for the sale of substantially all of the assets of Ace to the Buyer for an adjusted purchase price of $3,944,404. In determining the sales price for the disposed assets and liabilities, IES evaluated past performance, expected future performance, management issues, bonding requirements, market forecasts and the carrying value of such assets and liabilities and received a fairness opinion from an independent consulting and investment banking firm in support of this determination. The transactions contemplated by the Asset Purchase Agreement were consummated on January 10, 2005. Mr. Thomas E. Stalvey, Sr. was the president of Ace prior to the sale and is the president and owner of the Buyer.

Mr. C. Byron Snyder is general partner of the 1996 Snyder Family Partnership Ltd., a Delaware limited partnership. The partnership owns a majority interest in Commercial America Insurance Company, a commercial insurance company that sub-leases office space from us at our corporate offices. The lease provides for lease payments in the aggregate amount of $5,000 per month. The lease may be cancelled by either party upon 30 days notice.

Mr. Herbert R. Allen’s son and Mr. Robert Stalvey’s brother were both employed by subsidiaries of IES in fiscal year 2004, and each of them received compensation in excess of $60,000 during fiscal year 2004.

We believe that the terms of each of these transactions are reasonable and no less favorable than the terms of similar arrangements with unrelated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons holding more than ten percent of a registered class of our equity securities to file with the SEC and any stock exchange or automated quotation system on which the common stock may then be listed or quoted (i) initial reports of ownership, (ii) reports of changes in ownership and (iii) annual reports of ownership of common stock and other equity securities of IES. Such directors, officers and ten-percent stockholders are also required to furnish us with copies of all such filed reports.

Based solely upon review of the copies of such reports furnished to us and written representations that no other reports were required during 2004, we believe that all Section 16(a) reporting requirements related to our directors and executive officers were timely fulfilled during 2004.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 13, 2005 by:

•	each person who is known by us to own beneficially 5% or more of our outstanding common stock;

•	our named executive officers;

•	our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders in this offering.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless otherwise indicated, the address of each stockholder listed below is 1800 West Loop South, Suite 500, Houston, Texas 77027.

The shares of common stock being offered by the selling stockholders are issuable upon the conversion or repurchase of our 6.5% senior convertible notes (including any common stock issued or issuable in connection with any make-whole premium to be paid in accordance with the terms of such convertible notes) issued to the selling stockholders in November 2004 and February 2005. For additional information regarding the issuance of our convertible notes, see “– Description of Senior Convertible Notes.” We are registering the shares of common stock in order to permit the selling stockholders to offer such shares for resale from time to time after the date of this prospectus. Except for the ownership of the convertible notes, the selling stockholders have not had any material relationship with us within the past three years. The information below regarding the selling stockholders is based on information provided to us by the selling stockholders.

The second column in the table below sets forth the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of our convertible notes, as of May 13, 2005, assuming conversion of all convertible notes on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, this prospectus generally covers the resale of the number of shares of common stock issuable upon conversion of the convertible notes . Because the conversion price of the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes, a selling stockholder may not convert the convertible notes to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes that have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Number of Shares Offered	Shares Beneficially Owned After this Offering
	Number	Percent(1)		Number	Percent(1)
Herbert R. Allen (2)	848,333	2.15%		848,333	2.15%
Ronald P. Badie (3)	35,008	*		35,008	*
Donald Paul Hodel (4)	50,532	*		50,532	*
Alan R. Sielbeck (5)	97,481	*		97,481	*
C. Byron Snyder (6)	2,623,401	6.69%		2,623,401	6.69%
Donald C. Trauscht (7)	26,289	*		26,289	*
Robert Stalvey (8)	124,614	*		124,614	*
Richard C. Humphrey (9)	152,834	*		152,834	*
Directors and officers as a group (10 persons) (10)	4,017,852	10.08%		3,907,518	10.08%
Barclays Global Investors, NA, and affiliates (11)	3,537,475	9.02%		3,537,475	9.02%
Dimensional Fund Advisors Inc. (12)	3,172,456	8.09%		3,172,456	8.09%
Jeffrey L. Gendell (13)	3,696,200	9.43%		3,696,200	9.43%
State Street Research & Management Co. (14)	2,758,810	7.04%		2,758,810	7.04%
Ardsley Advisory Partners (15)	2,000,000	5.10%		2,000,000	5.10%
FMR Corp (16)	4,740,500	12.09%		4,740,500	12.09%
Artisan Partners Limited Partnership (17)	2,183,900	5.57%		2,183,900	5.57%
Amulet Limited (18)	7,692,307	16.40%	7,692,307	—	—
Marathon Global Convertible Master Fund Ltd. (19)	3,846,153	8.93%	3,846,153	—	—
Marathon Special Opportunity Master Fund, Ltd. (20)	3,846,153	8.93%	3,846,153	—	—

*	Less than one percent.

(1)	For the purposes of calculating percent of class, shares of restricted voting common stock are treated as options to acquire an equal number of shares of common stock that are exercisable within 60 days.

(2)	Includes 100,000 shares of common stock owned by HRA Investment Group, LP as to which Mr. Allen disclaims beneficial ownership and 344,333 shares of common stock underlying options that are exercisable within 60 days.

(3)	Includes 9,000 shares of common stock underlying options that are exercisable within 60 days.

(4)	Includes 30,000 shares of common stock underlying options that are exercisable within 60 days.

(5)	Includes 30,000 shares of common stock underlying options that are exercisable within 60 days.

(6)	The shares attributed to Mr. Snyder are as follows: (i) 2,585,829 shares are held in the 1996 Snyder Family Partnership, (ii) 699 shares are held in the 1998 Snyder Family Partnership Management Trust, (iii) 9,599 shares are held by the Worth Byron Snyder Trust, and (iv) 9,582 shares are held by the Gregg Layton Snyder Trust. These shares attributed to Mr. Snyder comprise all of our outstanding restricted voting common stock. Such shares may be converted into common stock in specific circumstances. Mr. Snyder disclaims beneficial ownership as to 1,118,193 of these shares which are attributable to the interests in the 1996 Partnership held by Mr. Snyder’s children. Includes 7,192 shares owned directly and 9,000 shares of common stock underlying options that are exercisable within 60 days.

(7)	Includes 6,000 shares of common stock underlying options that are exercisable within 60 days.

(8)	Includes 94,472 shares of common stock underlying options that are exercisable within 60 days.

(9)	Includes 79,140 shares of common stock underlying options that are exercisable within 60 days.

(10)	Includes 2,605,709 shares of restricted voting common stock described in Note (6) above, 658,779 shares of common stock underlying options that are exercisable within 60 days, and 1,481 shares of common stock held in our 401(k) Plan.

(11)	According to an amended Schedule 13G filed with the SEC on February 4, 2005, the following entities, which are affiliates of one another, are the beneficial owners of 3,537,475 shares of Common Stock and have sole voting power with respect to 3,300,301 shares and sole dispositive power with respect to all of the shares. The following affiliates own common stock in the amounts and manner indicated: Barclays Global Investors, NA, beneficial owner of 3,165,703 shares of common stock, with sole voting power with respect to 2,928,529 shares and sole dispositive power with respect to 3,165,703 shares; Barclays Global Fund Advisors, beneficial owner of 371,772 shares of common stock, with sole voting and sole dispositive power with respect to all of the shares. The Schedule 13G states that the shares reported are held by the company in trust accounts for the economic benefit of the beneficiaries of those accounts. Barclay Global Investors’ address is 45 Fremont Street, San Francisco, CA 94105.

(12)	Dimensional Fund Advisors Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 which furnishes investment advice to four investment companies registered under the Investment Company Act of 1940. Dimensional has sole voting and sole dispositive power with respect to all of the shares, but disclaims beneficial ownership. Dimensional’s mailing address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. This information is based solely on the Schedule 13G/A filed by Dimensional on February 9, 2005.

(13)	Mr. Gendell has shared voting and dispositive power in (i) Tontine Partners, L.P., 1,305,600 shares, (ii) Tontine Capital Partners, L.P., 795,600 shares, (iii) Tontine Management, L.L.C., 1,305,600 shares, (iv) Tontine Capital Management, L.L.C., 795,600 shares, and (v) Tontine Overseas Associates, L.L.C., 1,459,700 shares. Mr. Gendell holds 135,300 shares with sole voting and sole dispositive power. Mr. Gendell’s address is 55 Railroad Avenue, 3rd Floor, Greenwich, CT 06830. This information is based solely on the Schedule 13G/A filed by Jeffrey L. Gendell on February 8, 2005.

(14)	State Street Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. State Street has sole voting and sole dispositive power with respect to all of the shares, but disclaims beneficial ownership. All of the shares are owned by clients of State Street, whose address is One Financial Center, 31st Floor, Boston, MA 02111-2690. This information is based solely on the Schedule 13G/A filed by State Street on January 27, 2005.

(15)	Ardsley Advisory Partners, a Connecticut general partnership, whose address is 262 Harbor Drive, Stamford, Connecticut 06902, serves as Investment Manager of Ardsley Offshore Fund, Ltd., a British Virgin Islands Corporation) with respect to the 965,000 shares owned directly by Ardsley, and the Investment Advisor of Ardsley Partners Fund II, L.P., a Delaware limited partnership with respect to the 660,000 shares owned directly by AP II and Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership with respect to the 325,000 shares owned directly by Ardsley Institutional and certain other managed accounts. The address of AP II and Ardsley Institutional is also 262 Harbor Drive, Stamford, Connecticut 06902. The address of Ardsley Offshore is Romasco Place, Wickhams Cay 1, Roadtown Tortola, British Virgin Islands. Ardsley Advisory, Ardsley Offshore, AP II and Ardsley Institutional have shared voting and dispositive power over the shares noted.

Philip J. Hempleman, whose address is 262 Harbor Drive, Stamford, Connecticut 06902, is the Managing Partner of Ardsley Advisory and Ardsley Partners and in that capacity directs their operations and therefore may be deemed to be the indirect “beneficial owner” of the shares owned by Ardsley Offshore, AP II, Ardsley Institutional and certain managed accounts. Ardsley Advisory, the Investment Manager of Ardsley

Offshore and the Investment Advisor of certain managed accounts, has the power to vote and direct the disposition of the proceeds from the sale of the shares owned by Ardsley Offshore and the managed accounts, and accordingly may be deemed the direct “beneficial owner” of such shares.

Ardsley Advisory, the Investment Advisor of AP II and Ardsley Institutional shares the power to vote and direct the disposition of the proceeds from the sale of the shares owned by AP II and Ardsley Institutional, and accordingly may be deemed the direct “beneficial owner” of such shares.

Ardsley Partners, the General Partner of AP II and Ardsley Institutional shares the power to vote and direct the disposition of the shares of common stock owned by AP II and Ardsley Institutional, and accordingly may be deemed the direct “beneficial owner” of such shares. This information is based solely on the Schedule 13G filed on February 11, 2005.

(16)	Fidelity Management & Research Company, whose address is 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 4,514,100 shares as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company affiliated with FMR Corp., Fidelity Leveraged Co Stock Fund, whose address is 82 Devonshire Street, Boston, Massachusetts 02109, amounted to 3,147,000 shares. Edward C. Johnson 3rd, FMR Corp., through its control of Fidelity and the funds each has sole power to dispose of the 4,514,100 shares owned by the funds. Neither FMR Corp. nor Mr. Johnson, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Board of Trustees.

Fidelity Management Trust Company, whose address is 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp and a bank as defined in Section 3(a)(6) of the Securities Exchange At of 1934, is the beneficial owner of 586,200 shares as a result of its serving as investment manager of the institutional account(s). Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company each has sole dispositive power over 226,400 shares and sole power to vote or to direct the voting of 226,4000 shares owned by the institutional account(s) as reported above.

Members of Mr. Johnson’s family and trusts for their benefit are the predominant owners of shares of class B common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson owns 12% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The Johnson family group and all other Class B stockholders have entered into a stockholders’ voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the stockholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

This information is based solely on Amendment No. 1 to Schedule 13G filed by FMR Corp. on April 11, 2005.

(17)	Artisan Partners Limited Partnership, a Delaware limited partnership, whose address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202 is an investment advisor registered under section 203 of the Investment Advisors Act of 1940. Artisan Investment Corporation, the general partner of Artisan Partners is a Wisconsin corporation and Andrew A. Ziegler and Carlene Murphy Ziegler are the principal stockholders of Artisan Corp. Artisan Corp. and Mr. and Mrs. Ziegler’s address is also 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202. The shares described above have been acquired on behalf of discretionary clients of Artisan Partners. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of these shares. None of these persons, to the knowledge of Artisan Partners, Artisan Corp., Mr. Ziegler or Mrs. Ziegler has an economic interest in more than 5% of the shares outstanding.

This information is based sole on the Schedule 13G filed on January 26, 2005.

(18)	Includes 7,692,307 shares of common stock issuable upon conversion of the 6.5% senior convertible convertible notes beneficially owned by Amulet Limited. Amulet Limited’s address is c/o Dundee Leeds Management Services (Cayman) Ltd., 28 N. Church Street – Waterfront Centre, George Town, Grand Cayman Islands, British West Indies. Amaranth Advisors L.L.C., the trading advisor for Amulet Limited, exercises dispositive power with respect to the convertible notes held by Amulet Limited and voting and dispositive power with respect to the shares of common stock issuable upon conversion of the convertible notes. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.

(19)	Includes 3,846,153 shares of common stock issuable upon conversion of the 6.5% senior convertible convertible notes beneficially owned by Marathon Global. Includes Marathon Global Convertible Master Fund Ltd.’s address is 461 5th Avenue, 10th Floor, New York, New York 10017. Marathon Asset Management, LLC, the Investment Adviser for Marathon Global Convertible Master Fund, Ltd., exercises voting power and investment control over the shares issuable upon conversion of the convertible notes held by Marathon Global. Bruce Richards and Louis Hanover are the Managing Members of Marathon Asset Management, LLC.

(20)	Includes 3,846,153 shares of common stock issuable upon conversion of the 6.5% senior convertible convertible notes beneficially owned by Marathon Special Opportunity. Marathon Special Opportunity Master Fund Ltd.’s address is 461 5th Avenue, 10th Floor, New York, New York 10017. Marathon Asset Management, LLC, the Investment Adviser for Marathon Special Opportunity Master Fund, Ltd., exercises voting power and investment control over the shares issuable upon conversion of the convertible notes held by Marathon Special Opportunity. Bruce Richards and Louis Hanover are the Managing Members of Marathon Asset Management, LLC.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, 2,655,709 shares of restricted common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. 39,314,742 shares of common stock and restricted common stock are issued and outstanding. The following summary of the terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Bylaws and applicable law.

Common Stock and Restricted Common Stock

The holders of common stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. Our common stockholders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of directors standing for election.

The holders of restricted common stock, voting as a separate class, are entitled to elect one member of our Board of Directors and to one-half of one vote for each share of restricted common stock held on all other matters on which they are entitled to vote. Holders of restricted common stock are not entitled to vote on the election of any other directors. Only the holder of restricted common stock may remove the director such holder is entitled to elect.

Subject to the rights of any then-outstanding shares of preferred stock, holders of common stock and restricted common stock are together entitled to participate pro rata in dividends declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of common stock and restricted common stock together are entitled to share ratably in the net assets of IES upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Holders of common stock and holders of restricted common stock have no preemptive rights to purchase shares of stock of IES. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities of IES. Shares of restricted common stock are not subject to any redemption provisions and are convertible into common stock as described below. All outstanding shares of common stock and restricted common stock are fully paid and non-assessable.

Each share of restricted common stock will automatically convert to common stock on a share-for-share basis in the event of a disposition of such share of restricted common stock by the holder thereof (other than a distribution by a holder to its partners or beneficial owners, or a transfer to a related party of such holders (as defined in Sections 267, 707, 318 and/or 4946 of the Internal Revenue Code of 1986, as amended)).

The common stock is listed on the NYSE under the symbol “IES.” The restricted common stock is not listed on any exchange.

Preferred Stock

The preferred stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of our Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders. We have no current plans to issue any shares of preferred stock of any class or series.

One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of IES by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the Board of Directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock we issue may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Statutory Business Combination Provision

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless: (1) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (2) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (3) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by including in its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage. We have not adopted such an amendment to our Amended and Restated Certificate of Incorporation or Bylaws.

Limitation on Directors’ Liability

Pursuant to our Amended and Restated Certificate of Incorporation and Delaware law, our directors are not liable to IES or our stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. We have entered into indemnification agreements with our directors and executive officers that indemnify those persons to the fullest extent permitted by our Amended and Restated Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law. We also intends to obtain directors’ and officers’ liability insurance. The foregoing provisions may extend to liabilities arising due to violations of the federal securities laws. It is the position of the SEC that indemnification for liabilities under the Securities Act is against public policy and is, therefore, unenforceable.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our Amended and Restated Certificate of Incorporation and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of IES or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Classified Board of Directors. Our Amended and Restated Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. The classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the Board of Directors.

Supermajority Voting. Our Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 75% of the then-outstanding shares of our capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to our Amended and Restated Certificate of Incorporation. Our Board of Directors may amend, alter, change or repeal any bylaws without the assent or vote of the stockholders, but any such bylaws may be altered, amended or repealed upon the affirmative vote of at least 66 2/3% of the stock entitled to vote thereon.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock will consist of 100,000,000 shares of common stock, 2,655,709 shares of restricted common stock, and 10,000,000 shares of preferred stock. After the issuance of the offered shares, we will have outstanding 54,584,262 shares of common stock and restricted common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the Board of Directors in one or more transactions. In this regard, our Amended and Restated Certificate of Incorporation grants our Board of Directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our Board of Directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may also have the effect of delaying, deferring or preventing a change in control of IES. Our Board of Directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meeting of Stockholders. Our Bylaws provide that special meetings of our stockholders may only be called by the Chairman of the Board of Directors upon the written request of the Board of Directors pursuant to a resolution approved by a majority of the Board of Directors.

Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation and Bylaws generally provide that any action required or permitted by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent of the stockholders.

Notice Procedures. Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director, the removal of directors and amendments to our Amended and Restated Certificate of Incorporation or Bylaws to be brought before annual meetings of our stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the annual meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by IES, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in the Bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

Charter provisions Relating to Rights Plan. Our Amended and Restated Certificate of Incorporation authorizes our Board of Directors to create and issue rights entitling the holders thereof to purchase from IES shares of capital stock or other securities. The times at which, and the terms upon which, these purchase rights are to be issued may be determined by the Board of Directors and set forth in the contracts or instruments that evidence the rights. The authority of the Board of Directors with respect to the purchase rights includes, but is not limited to, the determination of (1) the initial purchase price per share of our capital stock or other securities to be purchased upon exercise of the purchase rights, (2) provisions relating to the times at which and the circumstances under which the purchase rights may be exercised or sold or otherwise transferred, either together with or separately from, any other securities of IES, (3) antidilutive provisions which adjust the number or exercise price of the purchase rights or amount or nature of the securities or other property receivable upon exercise of the purchase rights, (4) provisions that deny the holder of a specified percentage of the outstanding securities of IES the right to exercise the purchase rights and/or cause the purchase rights held by such holder to become void, (5) provisions that permit us to redeem the purchase rights and (6) the appointment of a rights agent with respect to the purchase rights. If authorized by the Board of Directors, the purchase rights would be intended to protect our stockholders from certain non-negotiated takeover attempts which present the risk of a change of control on terms which may be less favorable to our stockholders than would be available in a transaction negotiated with and approved by the Board of Directors. The

Board of Directors believes that the interests of the stockholders generally are best served if any acquisition of IES or a substantial percentage of our common stock results from arm’s-length negotiations and reflects the Board of Directors’ careful consideration of the proposed terms of a transaction. In particular, the purchase rights if issued would be intended to help (1) reduce the risk of coercive two-tiered, front-end loaded or partial offers that may not offer fair value to all of our stockholders, (2) deter market accumulators who through open market or private purchases may achieve a position of substantial influence or control without paying to stockholders a fair control premium and (3) deter market accumulators who are simply interested in putting us “in play.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Wachovia Bank, N.A.

UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level. If a partnership holds our common stock, the tax treatment of a partner of the partnership will generally depend on the status of the partner and the activities of the partnership.

In addition we do not address any U.S., state or local or non-U.S. tax consequences, the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder, special tax rules that may apply to particular non-U.S. holders, such as financial institutions, regulated investment companies, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. This discussion assumes that a non-U.S. holder holds our common stock as a capital asset.

Each non-U.S. holder is urged to consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

We do not currently anticipate making any distributions on our common stock in the foreseeable future. In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid (or deemed paid) to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated federal income tax rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold the U.S. federal withholding tax described above if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated federal income tax rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “United States real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you provide a properly executed Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that has certain enumerated connections with the U.S., unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion or repurchase of our 6.5% senior convertible notes due 2014 (including any common stock issued or issuable in connection with any make-whole premium to be paid in accordance with the terms of such convertible notes) to permit the resale of these shares of common stock by the holders of the convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or, alternatively, through underwriters, broker dealers or agents, including on a firm commitment or best efforts basis. If shares are sold through underwriters, broker dealers or agents, the selling stockholder will be responsible for underwriting discounts or commissions or agents’ commissions. Such shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions, brokered transactions or privately negotiated transactions):

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	effected through the writing of options, whether such options are listed on an options exchange or otherwise;

•	involving block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	involving an exchange distribution in accordance with the rules of the applicable exchange;

•	through short sales;

•	in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	involving purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	involving the transfer of shares by gift;

•	effected in accordance with any other method permitted pursuant to applicable law; or

•	that are a combination of any of the foregoing methods.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker dealers, which may in turn engage in short sales of the shares in the course of hedging positions they assume. The selling stockholders may also sell shares short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Integrated Electrical Services, Inc. at September 30, 2004 and 2003, and for each of the three years in the period ended September 30, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our future public filings can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.ies-co.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Integrated Electrical Services, Inc., Attention: Investor Relations, 1800 West Loop South, Suite 500, Houston, Texas 77027, (713) 860-1500.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with generally accepted accounting principles in the United States. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Integrated Electrical Services, Inc.

We have audited the accompanying consolidated balance sheets of Integrated Electrical Services, Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integrated Electrical Services, Inc. and subsidiaries at September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the accompanying consolidated financial statements, the Company has restated its 2002 and 2003 financial statements.

ERNST & YOUNG LLP

Houston, Texas

December 8, 2004,

except for Notes 1 and 8,

    as to which the date is

    December 13, 2004 and

    except for Notes 4 and 17,

    as to which the date is April 11, 2005

    and except for Note 3 as

    to which the date

    is May 20, 2005

INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	SEPTEMBER 30,
	2003	2004
	(restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,201	$22,232

Accounts receivable:
Trade, net of allowance of $4,690 and $4,103, respectively	210,119	211,248
Retainage	56,175	57,647
Related party	40	31
Costs and estimated earnings in excess of billings on uncompleted contracts	39,938	33,389
Inventories	16,934	17,888
Prepaid expenses and other current assets	13,404	12,989
Assets held for sale associated with discontinued operations	95,982	79,213

Total current assets	472,793	434,637

PROPERTY AND EQUIPMENT, net	48,037	40,991
GOODWILL, net	166,996	87,430
OTHER NONCURRENT ASSETS, net	26,661	17,875

Total assets	$714,487	$580,933

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$240	$42,993
Accounts payable and accrued expenses	123,328	136,213
Billings in excess of costs and estimated earnings on uncompleted contracts	37,061	32,515
Liabilities related to assets held for sale associated with discontinued operations	20,772	18,621

Total current liabilities	181,401	230,342

LONG-TERM DEBT, net of current maturities	174	15,061
SENIOR SUBORDINATED NOTES, net	247,927	173,208
OTHER NONCURRENT LIABILITIES	20,078	19,154

Total liabilities	449,580	437,765

STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 38,439,984 shares issued	385	385
Restricted voting common stock, $.01 par value, 2,605,709 shares issued, authorized and outstanding	26	26
Treasury stock, at cost, 2,725,793 and 2,172,313 shares, respectively	(16,361)	(13,790)
Unearned restricted stock	—	(1,113)
Additional paid-in capital	427,709	429,376
Retained deficit	(146,852)	(271,716)

Total stockholders’ equity	264,907	143,168

Total liabilities and stockholders’ equity	$714,487	$580,933

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	YEAR ENDED SEPTEMBER 30,
	2002	2003	2004
	(restated)	(restated)
REVENUES	$1,281,366	$1,249,955	$1,226,945
COST OF SERVICES	1,090,849	1,073,345	1,075,489

Gross profit	190,517	176,610	151,456

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	159,539	137,417	143,361
RESTRUCTURING CHARGES	5,556	—	—
GOODWILL IMPAIRMENT CHARGE	—	—	79,566

Income (loss) from operations	25,422	39,193	(71,471)

OTHER INCOME (EXPENSE):
Interest expense	(26,702)	(25,744)	(23,187)
Other, net	(775)	(157)	(5,858)

Interest and other expense, net	(27,477)	(25,901)	(29,045)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(2,055)	13,292	(100,516)

PROVISION FOR INCOME TAXES	(960)	2,068	8,002

Income (loss) from continuing operations	(1,095)	11,224	(108,518)

Discontinued operations:
Income (loss) from discontinued operations (net of tax $6,156, $5,509, $3,082)	9,371	8,213	(16,346)

Income (loss) before cumulative effect of change in accounting principle	8,276	19,437	(124,864)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX	(283,284)	—	—

NET INCOME (LOSS)	$(275,008)	$19,437	$(124,864)

BASIC EARNINGS (LOSS) PER SHARE:
Basic earnings (loss) per share from continuing operations	$(0.03)	$0.29	$(2.81)

Discontinued operations	$0.24	0.21	(0.42)

Cumulative effect of change in accounting principle	$(7.11)	$—	$—

Basic earnings (loss) per share	$(6.90)	$0.50	$(3.23)

DILUTED EARNINGS (LOSS) PER SHARE:
Diluted earnings (loss) per share from continuing operations	$(0.03)	$0.29	$(2.81)

Discontinued operations	$0.24	0.21	(0.42)

Cumulative effect of change in accounting principle	$(7.11)	$—	$—

Diluted earnings (loss) per share	$(6.90)	$0.50	$(3.23)

SHARES USED IN THE COMPUTATION OF EARNINGS (LOSS) PER SHARE:
Basic	39,847,591	39,062,776	38,610,326

Diluted	39,847,591	39,225,312	38,610,326

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	Common Stock		Restricted Voting Common Stock		Treasury Stock		Unearned Restricted Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, September 30, 2001	38,331,672	$383	2,605,709	$26	(1,245,879)	$(9,181)	$—	$428,697	$108,719	$528,644
Issuance of stock	7,306	—	—	—	213,150	1,321	—	(349)	—	972
Purchase of treasury stock	—	—	—	—	(209,600)	(984)	—	—	—	(984)
Receipt of treasury stock	—	—	—	—	(241,224)	(1,392)	—	—	—	(1,392)
Issuance of stock under employee stock purchase plan	—	—	—	—	55,742	411	—	(411)	—	—
Exercise of stock options	101,006	2	—	—	6,743	51	—	490	—	543
Net loss (restated)	—	—	—	—	—	—	—	—	(275,008)	(275,008)

BALANCE, September 30, 2002 (restated)	38,439,984	$385	2,605,709	$26	(1,421,068)	$(9,774)	$—	$428,427	$(166,289)	$252,775
Issuance of stock	—	—	—	—	14,750	90	—	(13)	—	77
Purchase of treasury stock	—	—	—	—	(1,890,400)	(10,207)	—	—	—	(10,207)
Receipt of treasury stock	—	—	—	—	(70,330)	(270)	—	—	—	(270)
Issuance of stock under employee stock purchase plan	—	—	—	—	248,982	1,549	—	(728)	—	821
Exercise of stock options	—	—	—	—	392,273	2,251	—	23	—	2,274
Net income (restated)	—	—	—	—	—	—	—	—	19,437	19,437

BALANCE, September 30, 2003 (restated)	38,439,984	$385	2,605,709	$26	(2,725,793)	$(16,361)	$—	$427,709	$(146,852)	$264,907
Issuance of stock	—	—	—	—	12,931	81	—	32	—	113
Issuance of restricted stock	—	—	—	—		—	(1,992)	1,992	—	—
Purchase of treasury stock	—	—	—	—	(549,200)	(4,340)	—	—	—	(4,340)
Issuance of stock under employee stock purchase plan	—	—	—	—	247,081	1,592	—	(614)	—	978
Exercise of stock options	—	—	—	—	842,668	5,238	—	339	—	5,577
Non-cash compensation	—	—	—	—	—	—	879	(82)	—	797
Net (loss)	—	—	—	—	—	—	—	—	(124,864)	(124,864)

BALANCE, September 30, 2004	38,439,984	$385	2,605,709	$26	(2,172,313)	$(13,790)	$(1,113)	$429,376	$(271,716)	$143,168

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Year Ended September 30,
	2002	2003	2004
	(restated)	(restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(275,008)	$19,437	$(124,864)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Net (income) loss from discontinued operations	(9,371)	(8,213)	16,346
Cumulative effect of change in accounting principle	283,284	—	—
Bad debt expense	4,112	1,847	3,535
Deferred income taxes	5,196	7,577	8,959
Depreciation and amortization	16,696	14,416	11,960
Loss on sale of property and equipment	1,574	100	685
Impairments to investment	1,667	805	863
Non-cash compensation charge	1,422	—	797
Impairment of goodwill	—	—	79,562
Gain on divestitures	(2,145)	(381)	—

Changes in operating assets and liabilities, net of acquisitions and dispositions of businesses
(Increase) decrease in:

Accounts receivable	22,779	507	(7,203)
Inventories	(2,597)	2,706	(1,007)
Costs and estimated earnings in excess of billings on uncompleted contracts	14,377	684	5,642
Prepaid expenses and other current assets	(9,900)	1,268	829
Other noncurrent assets	3,199	(2,221)	2,105

Increase (decrease) in:

Accounts payable and accrued expenses	(36,013)	2,463	13,724
Billings in excess of costs and estimated earnings on uncompleted contracts	4,509	(10,688)	(4,532)
Other current liabilities	194	18	(620)
Other noncurrent liabilities	11,264	5,144	(1,234)

Net cash provided by continuing operations	35,239	35,469	5,547
Net cash provided by discontinued operations	18,128	3,834	757
Net cash provided by operating activities	53,367	39,303	6,304

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	749	2,265	226
Purchases of property and equipment	(10,842)	(8,210)	(5,817)
Purchase of businesses, net of cash acquired	—	(2,723)	—
Sale of businesses	7,549	2,153	—
Investments in securities	(300)	(900)	(810)
Additions to note receivable from affiliate	(557)	381	(28)
Net investing activities provided by discontinued operations	(933)	(824)	(569)

Net cash used in investing activities	(4,334)	(7,858)	(6,998)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	74,613	77	80,040
Repayments of debt	(97,941)	(16,309)	(97,418)
Proceeds from sale of interest rate swaps	4,040	—	—
Purchase of treasury stock	(984)	(10,207)	(4,340)
Payments for debt issuance costs	—	(679)	(2,219)
Proceeds from issuance of stock	—	—	113
Proceeds from issuance of stock under employee stock purchase plan	—	821	972
Proceeds from exercise of stock options	543	2,274	5,577

Net cash used in financing activities	(19,729)	(24,023)	(17,275)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,304	7,422	(17,969)
CASH AND CASH EQUIVALENTS, beginning of period	3,475	32,779	40,201

CASH AND CASH EQUIVALENTS, end of period	$32,779	$40,201	$22,232

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for
Interest	$23,117	$24,003	$23,379
Income taxes	5,091	599	931

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS:

Description of the Business

Integrated Electrical Services, Inc. (the “Company” or “IES”), a Delaware corporation, was founded in June 1997 to create a leading national provider of electrical services, focusing primarily on the commercial and industrial, residential, low voltage and service and maintenance markets.

Recent Developments

During the fourth quarter of fiscal 2004, the Company was informed of certain issues at one of its subsidiaries, and as a result, IES conducted an evaluation of the financial results of this subsidiary. Additionally, the Company’s Audit Committee engaged special counsel to conduct an investigation of those matters. Efforts were also extended to determine if similar issues existed at other subsidiaries. The special investigation has been concluded, and the Company believes that the issues regarding its financial results were not widespread. The issues at the subsidiary related to (1) a series of large contracts accounted for on a percentage of completion basis in which actual costs projected to be incurred exceeded the original projected costs, but appropriate adjustments were not timely reflected, (2) general and administrative costs recorded to a particular contract that did not relate to that contract and (3) the recognition of revenue related to the recording of incorrect margin on a particular long-term contract. The Company did identify one additional issue at another subsidiary related to the timing of revenue recognition attributable to a large project that was not detected as part of the Company’s normal closing process.

As a result of the above matters and the timing of their resolution, the independent auditors could not complete their procedures in accordance with AU 722, “Interim Financial Information,” on the Company’s third quarter results. They advised IES that until the audit of its fiscal year 2004 financial statements was completed, they would be unable to complete their procedures in accordance with AU 722 on third quarter results and consequently, the Company did not timely file its quarterly report on Form 10-Q. The reasons for the delay include concerns over material weaknesses identified by the independent auditors and concerns that the size of the adjustments taken for the items identified above, coupled with the potential for similar issues at other subsidiaries as well as any other adjustments that may have been identified in the course of the audit, could result in a requirement to restate prior periods.

The Company’s failure to timely file its June 30, 2004 Form 10-Q resulted in defaults under the indenture relating to the Company’s subordinated debt and senior secured credit facility. The Company has since cured all defaults under both its subordinated debt and its senior secured credit facility. The Company’s failure to timely file its Form 10-Q, coupled with current conditions in the surety bonding industry have affected IES’ ability to obtain surety bonding consistent with historical terms. After the Company did not timely file its Form 10-Q, several putative class action lawsuits were filed against IES and certain of its officers and one shareholder derivative action was filed against its directors and certain employees. Concurrent with the filing of the Company’s Form 10-K, the Company has filed its June 30, 2004 Form 10-Q.

To position IES for continued success, the Company began executing several plans. Those plans include generating cash flows and obtaining additional sources of capital, settling the jury verdict returned against the Company, selling businesses that meet certain criteria, obtaining support and flexibility from the senior secured bank group and securing sufficient bonding for the remaining entities.

To date, IES has made progress in executing its plans. On November 24, 2004, IES announced that it had closed and received funding from a private placement of $36.0 million 6.5% senior convertible notes due 2014. The investors in those notes have the option to purchase another $14.0 million in notes to occur on the 90th day after the closing date or the fifth business day after IES’ next annual meeting of stockholders, whichever is later. On December 6, 2004, IES announced that it had settled a jury verdict of approximately $30.0 million for $8.0 million. On December 10, 2004, IES announced that on a cumulative basis since November 29, 2004, it had completed three sales of businesses and received approximately $11.5 million in cash which was used to pay down debt. On December 13, 2004, IES announced that it had completed its fourth amendment to its credit facility. This amendment provides the Company with sufficient flexibility and liquidity through January 2006, with the possibility of an extension through January 2007 if certain conditions are met. Lastly, the Company has been in discussions with its current surety and other potentials sureties. The Company believes that the flexibility provided by the fourth amendment to release collateral to sureties and the filing of its Form 10-Q for the quarter ended June 30, 2004, may lead to improved surety terms going forward.

The Company intends to continue executing on planned sales of businesses of which net proceeds will be used to primarily pay down bank debt. The sales of businesses are projected to generate enough net proceeds to fully repay the Company’s outstanding bank debt during fiscal 2005. The Company is forecasting cash flows from operations and borrowing capacity which is sufficient to sustain operations and maintain bank covenants through the end of fiscal 2005, even without selling all the businesses currently considered for sale. There can be no guarantees, however, that the Company can execute fully on its plans. If the Company is not successful in fully executing its plans, it could have a significant negative impact on the operations and cash flows of the Company.

Business Risks

In the course of its operations, the Company is subject to certain risk factors, including but not limited to: exposure to downturns in the economy, risks related to management of internal growth and execution of strategy, management of external growth, availability of qualified employees, competition, seasonality, risks associated with contracts, significant fluctuations in quarterly results, recoverability of goodwill, collectibility of receivables, dependence on key personnel and risks associated with the availability of capital and with debt service.

Current conditions in the surety bonding industry are adversely affecting the Company’s subsidiaries’ ability to obtain surety bonding consistent with historical terms. Losses experienced by the surety industry in the past two years have caused surety providers to limit capacity and increase costs for all participants, including the Company’s subsidiaries. Many surety companies have ceased writing surety bonds. At this time, there is no commitment from the surety to write bonds. There are situations if surety bonds are not provided that claims or damages may result. Those situations are where surety bonds are required for jobs that have been awarded, where contracts are signed, where work has begun or where bonds may be able to be required in the future by the customer pursuant to terms of the contracts. If the Company’s subsidiary is in one of those situations and not able to obtain a surety bond then the result can be a damage claim by the customer for the costs of replacing the subsidiary with the another contractor. Customers are often reluctant to replace an existing contractor and may be willing to waive the contractual right or through negotiation be willing to continue the work on different payment terms.

Surety bond companies may also provide surety bonds at a cost including (i) payment of a premium plus (ii) posting cash or letters of credit as collateral. The cost of cash collateral or letters of credit in addition to the selling, general and administrative costs and the industry practice of the customer retaining a percentage of the contract (5%-10%) amount as retention until the end of the job, could make certain bonded projects uneconomic to perform.

In the construction business there are frequently claims and litigation. Latent defect litigation is a normal course for residential home builders in some parts of the country. There is also the inherent claims and litigation risk of the number of people that work on construction sites and the fleet of vehicles on the road everyday. Those claims and litigation risks are managed through safety programs, insurance programs, litigation management at the corporate office and the local level and a network of attorneys and lawfirms throughout the country. Nevertheless, claims are sometimes made and lawsuits filed and sometimes for amounts in excess of their value or amounts for which they are eventually resolved. Claims and litigation normally follow a predictable course of time to resolution. Given the size of the company with many contracts and employees, there can be periods of time where a disproportionate amount of the claims and litigation may be concluded all in the same quarter, or year. If these matters resolve near the same time then the cumulative effect can be higher than the ordinary level in any one reporting period.

Independent of the normal litigation risks, as a result of the Company’s inability to timely file its third quarter 2004 Form 10-Q and the subsequent events, a class action lawsuit has been filed as well as a shareholder derivative action.

The Company has determined to sell all or substantially all of the assets of certain wholly owned subsidiaries. Those sales are being made to facilitate the business needs and purposes of the organization as a whole. Since the Company was a consolidator of electrical contracting businesses, often the best candidate to purchase those assets is a previous owner of those assets. That previous owner may still be associated with the subsidiary as an officer of that subsidiary. To facilitate the desired timing, the sales are being made with more than ordinary reliance on the representations of the purchaser is in those cases often the person most familiar with the company. There is the potential from selling assets net of liabilities but retaining the entities from which they were sold if the purchaser is unwilling or unable to perform the transferred liabilities, that the Company may be forced to fulfill obligations that were assigned or sold to others. The Company would then seek reimbursement from the purchasers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of IES, its wholly owned subsidiaries, and certain investments. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the Company’s revenue recognition of construction in progress, allowance for doubtful accounts, realizability of deferred tax assets and self-insured claims liability.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consist of parts and supplies held for use in the ordinary course of business and are valued by the Company at the lower of cost or market generally using the first-in, first-out (FIFO) method. Where shipping and handling costs are borne by the Company, these charges are included in inventory and charged to cost of services upon use in production or the providing of services.

Securities and Equity Investment

At September 30, 2003 and 2004, the Company had a 21% equity interest in Energy Photovoltaics, Inc. (EPV) of $1.1 million and $0.3 million, respectively, which was included in other noncurrent assets. The Company accounts for this investment under the equity method of accounting and accordingly recorded its share of EPV’s losses of $1.7 million, $0.8 million and $0.9 million in the year ended September 30, 2002, 2003 and 2004, respectively (See note 4). Additionally, the Company has notes receivable totaling approximately $1.8 million with EPV at September 30, 2003 and September 30, 2004. The Company performed a discounted cash flow analysis at September 30, 2004 and determined that no impairment to this investment existed. This investment involves certain risks involving demand for photovoltaic services. If EPV is unable to deliver its business plan, the Company could deem this investment impaired and would record a charge to other expense in the period such impairment, if any, is determined.

Through September 30, 2004, the Company had invested $3.5 million under its commitment to EnerTech Capital Partners II L.P. (EnerTech) (See note 15 for further commitments). The carrying value of this Enertech investment at September 30, 2003 and 2004 was $2.5 million and $3.0 million, respectively. This investment is accounted for on the cost method of accounting and accordingly, the Company does not record unrealized losses for the EnerTech investment that it believes are temporary in nature. The Company uses available information and may perform discounted cash flow analyses to determine impairment of its investments, if any. The following table represents the carrying value and unrealized loss balance reconciliation to fair value for the Enertech investment as of September 30, 2003 and 2004:

	September 30, 2003	September 30, 2004
Carrying value	$2,500	$2,977
Unrealized loss	(983)	(820)

Fair value	$1,517	$2,157

Enertech’s investment portfolio from time to time results in unrealized losses reflecting a possible, other-than-temporary, impairment of the Company’s investment. The Company determined that the potential impairment of the Enertech investment is not other-than-temporary based on the weight of certain qualitative information. Enertech has generated unrealized gains during two successive quarters of the current fiscal year. Additionally, one of Enertech’s major portfolio investments has filed a Form S-1 with the Securities and Exchange Commission which increased the value of the portfolio significantly. The Company intends and has the current ability to hold its investment in Enertech through the time anticipated to recover the amount of the impairment and does not have a history of turning over these investments and having to recognize unrealized losses. The Company believes, based on the recent improvement in investment portfolio performance, that the impairment is not severe and its duration will not be prolonged. The Company considers these factors to indicate that the aforementioned impairment is not other-than-temporary in nature.

Property and Equipment

Additions of property and equipment are recorded at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Depreciation expense was approximately $14.9 million, $12.7 million and $11.7 million for the years ended September 30, 2002, 2003 and 2004, respectively.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the capitalized cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations in the caption Other, net.

Goodwill

Effective October 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all goodwill amortization ceased effective October 1, 2001. Goodwill amortization for the years ended September 30, 2002 and 2003 would have otherwise been $12.9 million (before the impairment charge). Goodwill attributable to each reporting unit was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using discounted cash flows and market multiples. These impairment tests are required to be performed at adoption of SFAS No. 142 and at least annually thereafter. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. On an ongoing basis (absent any impairment indicators), the Company expects to perform impairment tests annually during the first fiscal quarter.

Based on impairment tests performed upon adoption of SFAS No. 142, the Company recognized a charge of $283.3 million ($7.11 per share) in the first quarter of 2002 to reduce the carrying value of goodwill of the reporting units to its implied fair value. This impairment is a result of adopting a fair value approach, under SFAS No. 142, to testing impairment of goodwill as compared to the previous method utilized in which evaluations of goodwill impairment were made using the estimated future undiscounted cash flows compared to the asset’s carrying amount.

The impairment was the result of lower forecasted future operating income at the point of adoption than anticipated to result from decreased spending in the construction industry in all of the Company’s markets. The impairment related to the Company’s operating regions follows (amounts in millions):

Southeast	$89.2
Northeast	35.2
Gulf Plains	47.4
Central	80.8
West	21.0
Residential	2.6
Divested after adoption	7.1

Total	$283.3

Under SFAS No. 142, the impairment adjustment recognized at adoption of the new rules was reflected as a cumulative effect of change in accounting principle in the statement of operations for the year ended September 30, 2002. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses.

On August 13, 2004, the Company announced that it would not timely file results for the three months ended June 30, 2004 on Form 10-Q. There was also a possibility that factors surrounding certain material weaknesses in internal control may require a restatement of prior periods. Following this announcement, the Company’s stock price declined 40 percent to $3.93 on August 16, 2004. The Company believes that this decline in stock price plus the jury verdict and uncertainties surrounding our ability to obtain surety bonds was reflective of a change in our operations that indicated that a possible impairment of the carrying amount of goodwill existed at September 30, 2004. Therefore, the Company performed a test for impairment and consequently recorded a charge of $79.6 million. This charge is included in arriving at loss from operations for the year ended September 30, 2004. The impairment detailed by our operating regions follows (amounts in millions):

Southeast	$17.9
Northeast	14.1
Central	44.8
West	2.8

Total	$79.6

As of September 30, 2002, 2003 and 2004, accumulated amortization was approximately $313.6 million, $313.6 million and $411.9 million, respectively. The carrying amount of goodwill attributable to each reportable segment with goodwill balances and changes therein follows:

	September 30, 2002	Divestitures	September 30, 2003	Impairment Adjustment	September 30, 2004
Commercial and Industrial	$109,807	$336	$109,471	$79,566	$29,905
Residential	57,525	—	57,525	—	57,525

	$167,332	$336	$166,996	$79,566	$87,430

Debt Issuance Costs

Debt issuance costs related to the Company’s credit facility and the senior subordinated notes are included in other noncurrent assets and are amortized to interest expense over the scheduled maturity of the debt. As of September 30, 2003 and 2004, accumulated amortization of debt issuance costs was approximately $5.3 million and $6.7 million, respectively. During the year ended September 30, 2004, the Company capitalized approximately $1.7 million of issuance costs incurred in connection with amending its credit facility.

Revenue Recognition

The Company recognizes revenue when services are performed except when work is being performed under a construction contract. Such contracts generally provide that the customers accept completion of progress to date and compensate the Company for services rendered measured in terms of units installed, hours expended or some other measure of progress. Revenues from construction contracts are recognized on the percentage-of-completion method in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” The Company recognizes revenue on signed contracts and change orders. The Company recognizes revenue on unsigned, verbally approved, change orders where collection is deemed probable. Percentage-of-completion for construction contracts is measured principally by the percentage of costs incurred and accrued to date for each contract to the estimated total costs for each contract at completion. The Company generally considers contracts to be substantially complete upon departure from the work site and acceptance by the customer. Contract costs include all direct material, labor and insurance costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Changes in job performance, job conditions, estimated contract costs and profitability and final contract settlements may result in revisions to costs and income and the effects of these revisions are recognized in the period in which the revisions are determined. Provisions for total estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The balances billed but not paid by customers pursuant to retainage provisions in construction contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company’s experience with similar contracts in recent years, the retention balance at each balance sheet date will be collected within the subsequent fiscal year.

The current asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed which management believes will be billed and collected within the subsequent year. The current liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized.

Accounts Receivable and Provision for Doubtful Accounts

The Company records accounts receivable for all amounts billed and not collected. Generally, the Company does not charge interest on outstanding accounts receivable, however, from time to time the Company may believe it necessary to charge interest on a case by case basis. Additionally, the Company provides an allowance for doubtful accounts for specific accounts receivable where collection is considered doubtful as well as for unknown collection issues based on historical trends. Accounts receivable not collectible are written off as deemed necessary in the period such determination is made.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, deferred income tax assets and liabilities are recorded for the future income tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws.

The Company regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain. The Company performs this evaluation at least quarterly at the end of each fiscal year. The estimation of required valuation allowances includes estimates of future taxable income. In assessing the realizability of deferred tax assets at September 30, 2004, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income is different from the estimates, the Company’s results could be affected.

Self-Insurance

The Company retains the risk for workers’ compensation, employer’s liability, automobile liability, general liability and employee group health claims, resulting from uninsured deductibles per accident or occurrence which are subject to annual aggregate limits. The Company’s general liability program provides coverage for bodily injury and property damage neither expected nor intended. Losses up to the deductible amounts are accrued based upon the Company’s known claims incurred and an estimate of claims incurred but not reported. For the year ended September 30, 2004, management has compiled its historical data pertaining to the self-insurance experiences and has utilized the services of an actuary to assist in the determination of the ultimate loss associated with the Company’s self-insurance programs for workers’ compensation, auto and general liability. Management believes that the actuarial valuation provides the best estimate of the ultimate losses to be expected under these programs and has recorded the present value of the actuarial determined ultimate losses under its workers’ compensation, auto and general liability programs of $13.0 million and $13.9 million at September 30, 2003 and 2004, respectively. The present value is based on the expected cash flow to be paid out under the workers’ compensation, automobile and general liability programs discounted for those claims not expected to be paid within twelve months. The undiscounted ultimate losses related to the workers’ compensation, automobile and general liability programs are $14.3 million and $15.3 million at September 30, 2003 and 2004, respectively. The utilization of the actuarial valuation resulted in an increase in reserves for self-insurance losses during the year ended September 30, 2002. The Company recorded a charge associated with this change in estimate of approximately $6.1 million during the fourth quarter of the year ended September 30, 2002. Total expense for these programs was approximately $49.4 million, $40.8 million and $35.7 million for the years ended September 30, 2002, 2003 and 2004, respectively. The present value of all self-insurance reserves for the health, property and casualty programs recorded at September 30, 2003 and 2004 is $18.2 million and $15.8 million, respectively. The undiscounted ultimate losses of all self-insurance reserves at September 30, 2003 and 2004 was $19.4 million and $18.7 million, respectively. Based on historical payment patterns, the Company expects payments of undiscounted ultimate losses to be made as follows (amounts in thousands):

Year Ended September 30,
2005	$8,993
2006	3,722
2007	2,517
2008	1,405
2009	724
Thereafter	1,363

Total	$18,724

The Company had letters of credit of $18.9 million outstanding at September 30, 2004 to collateralize its self-insurance obligations.

Realization of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the recoverability of property and equipment or other assets, if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property has occurred. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

Risk Concentration

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash deposits and trade accounts receivable. The Company grants credit, generally without collateral, to its customers, which are generally contractors and homebuilders throughout the United States. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors throughout the United States within the construction and homebuilding market. However, the Company generally is entitled to payment for work performed and has certain lien rights in that work. Further, management believes that its contract acceptance, billing and collection policies are adequate to manage potential credit risk. The Company routinely maintains cash balances in financial institutions in excess of federally insured limits.

The Company had no single customer accounting for more than 10% of its revenues for the years ended September 30, 2002, 2003 and 2004.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, receivables from related parties, retainage receivables, notes receivable, accounts payable, a line of credit, notes and bonds payable and long-term debt. The Company’s senior subordinated notes had a carrying value, excluding unamortized discount, at September 30, 2003 and 2004 of $247.9 million and $172.9 million, respectively. The fair value of the Company’s senior subordinated notes at September 30, 2003 and 2004 was $255.3 million and $160.8 million, respectively. The Company utilizes quoted market prices to determine the fair value of its debt. Other than the senior subordinated notes, the Company believes that the carrying value of financial instruments on the accompanying consolidated balance sheets approximates their fair value.

Subsidiary Guarantees

All of the Company’s operating income and cash flows are generated by its 100% owned subsidiaries, which are the subsidiary guarantors of the Company’s outstanding 9 3/8% senior subordinated notes due 2009 (the “Senior Subordinated Notes”). The Company is structured as a holding company and substantially all of its assets and operations are held by its subsidiaries. There are currently no significant restrictions on the Company’s ability to obtain funds from its subsidiaries by dividend or loan. The parent holding company’s independent assets, revenues, income before taxes and operating cash flows are less than 3% of the consolidated total. The separate financial statements of the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are all of the direct and indirect subsidiaries of the Company; (ii) the subsidiary guarantors have fully and unconditionally, jointly and severally guaranteed the Senior Subordinated Notes; and (iii) the aggregate assets, liabilities, earnings and equity of the subsidiary guarantors is substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. As a result, the presentation of separate financial statements and other disclosures concerning the subsidiary guarantors is not deemed material.

Earnings per Share

The following table reconciles the components of the basic and diluted earnings (loss) per share for the three years ended September 30, 2002, 2003 and 2004 (in thousands, except share information):

	Year Ended September 30,
	2002	2003	2004
	(restated)	(restated)
Numerator:
Net income (loss)	$(275,008)	$19,437	$(124,864)

Denominator:
Weighted average common shares outstanding—basic	39,847,591	39,062,776	38,610,326
Effect of dilutive stock options	—	162,536	—

Weighted average common and common equivalent shares outstanding—diluted	39,847,591	39,225,312	38,610,326

Earnings (loss) per share:
Basic	$(6.90)	$0.50	$(3.23)
Diluted	$(6.90)	$0.50	$(3.23)

For the years ended September 30, 2002, 2003 and 2004, stock options of 5.6 million, 4.2 million and 2.0 million, respectively, were excluded from the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the Company’s common stock.

Stock Based Compensation

The Company accounts for its stock-based compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25—“Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company’s stock options have all been granted with exercise prices at fair value, therefore no compensation expense has been recognized under APB 25. During the years ended September 30, 2002 and 2004, the Company recorded compensation expense of $1.4 million and $0.8 million in connection with a restricted stock award (See note 11), respectively.

The following table illustrates the effect on net income and earnings per share assuming the compensation costs for IES’ stock option and purchase plans had been determined using the fair value method at the grant dates amortized on a pro rata basis over the vesting period as required under SFAS No. 123—“Accounting for Stock- Based Compensation” for the years ended September 30, 2002, 2003 and 2004 (in thousands, except for per share data):

	Year ended September 30,
	2002	2003	2004
	(restated)	(restated)
Net income (loss), as reported	$(275,008)	$19,437	$(124,864)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	875	—	460
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	7,296	2,004	1,130

Pro forma net income (loss) for SFAS No. 123	$(281,429)	$17,433	$(125,534)

Earnings (loss) per share:
Basic—as reported	$(6.90)	$0.50	$(3.23)
Basic—pro forma for SFAS No. 123	$(7.06)	$0.45	$(3.25)

Earnings (loss) per share:
Diluted—as reported	$(6.90)	$0.50	$(3.23)
Diluted—pro forma for SFAS No. 123	$(7.06)	$0.44	$(3.25)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following subjective assumptions:

	2002	2003	2004
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	81.56%	51.94%	68.38%
Weighted average risk free interest rate	3.96%	3.21%	3.71%
Expected life of options	6 years	6 years	6 years

The pro forma disclosures for the year ended September 30, 2002 and 2003 have been adjusted to reflect the impact of cancellations and forfeitures of stock options issued prior to September 30, 2004. The effects of applying SFAS No. 123 in the pro forma disclosure may not be indicative of future amounts as additional awards in future years are anticipated and because the Black-Scholes option-pricing model involves subjective assumptions which may be materially different than actual amounts.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“Interpretation 46”). The objective of Interpretation 46 is to improve the financial reporting by companies involved with variable interest entities. Until Interpretation 46, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interest. Interpretation 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has investments in two firms, EnerTech Capital Partners II, L.P. (EnerTech) and Energy Photovoltaics, Inc. (EPV) that were considered in light of this interpretation. The Company determined that EPV was an exception to the provisions of Interpretation 46, and that the Company is not the primary beneficiary of EnerTech and as such, the adoption of Interpretation 46 did not have an impact on the Company’s results of operations or its financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”). SFAS 150 requires that mandatorily redeemable financial instruments issued in the form of shares be classified as liabilities, and specifies certain measurement and disclosure requirements for such instruments. The provisions of SFAS 150 were effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the requirements of SFAS 150 as of July 1, 2003. The adoption did not have a material impact on the Company’s results of operations or financial position.

3. BUSINESS DIVESTITURES

Discontinued Operations

During October 2004, the Company announced plans to begin a strategic realignment including the planned divestiture of certain subsidiaries within the Company’s commercial segment. During November 2004, the Company’s management committed to a plan to complete the divestiture of these companies by the end of fiscal 2005. This plan included management actively seeking potential buyers of the selected companies among other activities necessary to complete the sales. Management expects to be able to sell all considered subsidiaries at their respective fair market values at the date of sale determined by a reasonably accepted valuation method. Management does not foresee any significant changes in the plan, nor anticipates events requiring withdrawal from the plan. The discontinued operations disclosures include only those identified subsidiaries qualifying for discontinued operations treatment for the periods presented; therefore, other subsidiaries included in the Company’s divestiture plan will be included in future periods as they qualify for discontinued operations treatment. Depreciation expense associated with discontinued operations for the six months ended March 31, 2004 and 2005 was $0.9 million and $0.5 million, respectively.

During the six months ended March 31, 2005, the Company completed the sale of all the net assets of seven of its operating subsidiaries for $24.1 million in cash. These operating subsidiaries were located in the North, South, West, and Residential regions and primarily provided electrical contracting services for the commercial and industrial segments. The sale generated an after-tax gain of $0.2 million and has been recognized in the six months ended March 31, 2005 as discontinued operations in the consolidated income statement and the prior year’s six months ended March 31, 2004 results of operations have been reclassified. Summarized financial data for discontinued operations are outlined below:

	Year Ended September 30,
	2002	2003	2004
Revenues	$193,095	$197,808	$197,155

Gross profit	$30,913	$29,823	$22,474

Pretax income/(loss)	$15,527	$13,722	$(13,264)

	Balance as of
	September 30, 2003	September 30, 2004
Accounts receivable, net	$48,140	$50,385
Inventory	3,539	4,769
Costs and estimated earnings in excess of billings on uncompleted contracts	7,061	8,427
Other current assets	1,023	318
Property and equipment, net	4,660	3,870
Goodwill, net	30,888	10,656
Other noncurrent assets	671	788

Total assets	$95,982	$79,213

Accounts payable and accrued liabilities	$14,831	$13,286
Billings in excess of costs and estimated earnings on uncompleted contracts	5,354	5,074
Long term debt, net of current portion	21	5
Other long term liabilities	566	256

Total liabilities	20,772	18,621

Net assets	$75,210	$60,592

4. RESTATEMENT OF FINANCIAL STATEMENTS

Effective for the fiscal year ended September 30, 2004, the Company has determined that the timing of the recognition of revenue and costs on certain of its long-term construction contracts accounted for under the percentage-of-completion method of accounting and that the accounting for one of its investments warranted revision to the reported results for the six months ended March 31, 2004 and the years ended September 30, 2002 and 2003.

The revisions to the recognition of revenues and costs on certain construction contracts relate to errors at three of the Company’s subsidiaries in properly recording revenues associated with change orders, costs charged to certain contracts and the estimates of costs to complete on certain contracts. Additionally, the Company determined that its investment in EPV that was previously accounted for under the cost method of accounting for investments beginning in the year ended September 30, 2002, should have continued to be accounted for under the equity method of accounting for investments. During the year ended September 30, 2002, the Company believed its investment in EPV represented less than 20% of the voting power of EPV and as a result of distributing a portion of the Company’s holdings to a former executive of the Company based on data utilized by the Company at that time. Accordingly, the Company began using the cost method of accounting for this investment. In late 2004, the Company determined that the data used to calculate its interest in EPV was not accurate, and in fact, the Company’s investment in EPV exceeded 20% of the voting power of EPV during the years ended September 30, 2002, 2003 and 2004, and therefore, should have been accounted for utilizing the equity method of accounting for investments. The equity method of accounting for investments requires investors to record their proportionate share of the investees profits and losses into their financial statements. The cost method of accounting for investments does not require this treatment. The total effects of all revisions to reported results for the six months ended March 31, 2004 and the years ended September 30, 2003 and 2002 are summarized in the tables that follow.

	Six Months Ended March 31, 2004 (Unaudited)
	As Reported Restated for Discontinued Operations	Contract Adjustments	Investment Adjustments	As Restated
Statement of Operations Data:
Revenues	$604,835	$(3,594)	$—	$601,241
Cost of services	519,474	1,057	—	520,531

Gross profit	85,361	(4,651)	—	80,710
Selling, general and administrative expenses	63,448	—	—	63,448

Income from operations	21,913	(4,651)	—	17,262
Interest and other expense, net	18,056	—	432	18,488

Income/(loss) before income taxes	3,857	(4,651)	(432)	(1,226)
Provision/(benefit) for income taxes	(4,712)	(1,837)	(171)	(6,720)

Net income/(loss) from continuing operations	$8,569	$(2,814)	$(261)	$5,494
Net income from discontinued operations	3,205	62	—	3,267

Net income/(loss)	$11,774	$(2,752)	$(261)	$8,761

Basic earnings per share from continuing operations	$0.22	$(0.07)	$(0.01)	$0.14

Basic earnings per share from discontinued operations	$0.08	$0.00	$0.00	$0.09

Basic earnings per share	$0.31	$(0.07)	$(0.01)	$0.23

Diluted earnings per share from continuing operations	$0.22	$(0.07)	$(0.01)	$0.14

Diluted earnings per share from discontinued operations	$0.08	$0.00	$0.00	$0.08

Diluted earnings per share	$0.30	$(0.07)	$(0.01)	$0.22

	March 31, 2004
Consolidated Balance Sheet (Unaudited)	As Reported Restated for Discontinued Operations	Contract Adjustments	Investment Adjustments	As Restated
Assets:
Cash and cash equivalents	$19,043	$—	$—	$19,043
Accounts receivable, net	248,457	—	—	248,457
Cost and estimated earnings in excess of Billings on uncompleted contracts	42,494	(3,441)	—	39,053
Inventories	19,853	—	—	19,853
Prepaid expenses and other current assets	8,126	—	—	8,126
Assets held for sale associated with discontinued operations	97,767	62	—	97,829
Other current assets	18,072			18,072
Property and equipment, net	44,456	—	—	44,456
Goodwill, net	166,996	—	—	166,996
Other noncurrent assets	31,224	1,846	(1,848)	31,222

Total assets	$696,488	$(1,533)	$(1,848)	$693,107

Liabilities:
Current maturities of long-term debt	$7,272	$—	$—	$7,272
Accounts payable and accrued expenses	108,556	1,057	—	109,613
Billings in excess of cost and estimated earnings on uncompleted contracts	31,519	1,871	—	33,390
Liabilities related to assets held for sale associated with discontinued operations	18,155	—	—	18,155
Other current liabilities	640			640
Long-term debt, net of current maturities	42,954	—	—	42,954
Senior subordinated notes, net	173,244	—	—	173,244
Other noncurrent liabilities	33,081	(647)	—	32,434

Total liabilities	$415,421	$2,281	$—	$417,702

Stockholders’ equity	281,067	(3,814)	(1,848)	275,405

Total liabilities and stockholders’ equity	$696,488	$(1,533)	$(1,848)	$693,107

	Year Ended September 30, 2003
	As Reported	Contract Adjustments	Investment Adjustments	As Restated
Statement of Operations Data:
Revenues	$1,250,745	$(790)	$—	$1,249,955
Cost of services	1,073,345	—	—	1,073,345

Gross profit	177,400	(790)	—	176,610
Selling, general and administrative expenses	137,417	—	—	137,417

Income (loss) from operations	39,983	(790)	—	39,193
Interest and other expense, net	(25,096)	—	(805)	(25,901)

Income (loss) from continuing operations before income taxes	14,887	(790)	(805)	13,292
Provision (benefit) for income taxes	2,670	(314)	(288)	2,068

Net income (loss) from continuing operations	12,217	(476)	(517)	11,224

Discontinued operations:
Income (loss) from discontinued operations	13,722	—	—	13,722
Provision for income taxes	5,509	—	—	5,509

Net income (loss) from discontinued operations	8,213	—	—	8,213

Net income (loss)	$20,430	$(476)	$(517)	$19,437

Basic earnings per share:
Earnings per share from continued operations	$0.31	$(0.01)	$(0.01)	$0.29

Earnings per share from discontinued operations	$0.21	—	—	$0.21

Earnings per share	$0.52	$(0.01)	$(0.01)	$0.50

Diluted earnings per share:
Earnings per share from continued operations	$0.31	$(0.01)	$(0.01)	$0.29

Earnings per share from discontinued operations	$0.21	—	—	$0.21

Earnings per share	$0.52	$(0.01)	$(0.01)	$0.50

	September 30, 2003
Consolidated Balance Sheet	As Reported	Contract Adjustments	Investment Adjustments	As Restated
Assets:
Cash and cash equivalents	$40,201	$—	$—	$40,201
Accounts receivable (net)	266,334	—	—	266,334
Cost and estimated earnings in excess of Billings on uncompleted contracts	41,195	(1,257)	—	39,938
Inventories	16,934	—	—	16,934
Prepaid expenses and other current Assets	13,404	—	—	13,404
Assets held for sale associated with discontinued operations	95,982	—	—	95,982
Property and equipment, net	48,037	—	—	48,037
Goodwill, net	166,996	—	—	166,996
Other noncurrent assets, net	28,199	50	(1,588)	26,661

Total assets	$717,282	$(1,207)	$(1,588)	$714,487

Liabilities:
Current maturities of long-term debt	$240	$—	$—	$240
Accounts payable and accrued expenses.	123,328	—	—	123,328
Billings in excess of cost and estimated Earnings on uncompleted contracts	36,559	502	—	37,061
Liabilities related to assets held for sale associated with discontinued operations	20,772	—	—	20,772
Long-term debt, net of current maturities	174	—	—	174
Senior subordinated notes	247,927	—	—	247,927
Other noncurrent liabilities	20,725	(647)	—	20,078

Total liabilities	$449,725	$(145)	$—	$449,580

Stockholders’ equity	267,557	(1,062)	(1,588)	264,907

Total liabilities and stockholders’ equity	$717,282	$(1,207)	$(1,588)	$714,487

	Year Ended September 30, 2002
	As Reported	Contract Adjustments	Investment Adjustments	As Restated
Statement of Operations Data:
Revenues	$1,282,335	$(969)	$—	$1,281,366
Cost of services	1,091,662	(813)	—	1,090,849

Gross profit	190,673	(156)	—	190,517
Selling, general and administrative expenses	158,726	813	—	159,539
Restructuring charges	5,556	—	—	5,556

Income (loss) from continuing operations	26,391	(969)	—	25,422
Interest and other expense, net	(25,810)	—	(1,667)	(27,477)

Income (loss) from continuing operations before income taxes	$581	$(969)	$(1,667)	$(2,055)
Provision (benefit) for income taxes	19	(383)	(596)	(960)

Net income from continuing operations	562	(586)	(1,071)	($1,095)

Discontinued operations
Income (loss) from discontinued operations	15,527	—	—	15,527
Provision from income taxes	6,156	—	—	6,156

Net income (loss) from discontinued operations	9,371	—	—	9,371
Cumulative effect of change in accounting principle, net of tax	(283,284)	—	—	(283,284)

Net loss	$(273,351)	$(586)	$(1,071)	$(275,008)

Basic earnings (loss) per share:
Basic earnings (loss) from continuing operations per share	$0.01	$(0.01)	$(0.03)	$(0.03)

Discontinued operations	$0.24	—	—	$0.24

Cumulative effect of change in accounting principle	$(7.11)	—	$—	$(7.11)

Basic earnings (loss) per share	$(6.86)	$(0.01)	$(0.03)	$(6.90)

Diluted earnings (loss) per share:
Diluted earnings (loss) from continuing operations per share	$0.01	$(0.01)	$(0.03)	$(0.03)

Discontinued operations	$0.24	—	—	$0.24

Cumulative effect of change in accounting principle	$(7.11)	$—	$—	$(7.11)

Diluted earnings (loss) per share	$(6.86)	$(0.01)	$(0.03)	$(6.90)

5. BUSINESS COMBINATIONS:

Purchases

On February 27, 2003, the Company purchased the assets of Riviera Electric LLC, an electrical contractor located in the state of Colorado, out of a bankruptcy auction of a prior competitor. The total consideration paid in this transaction was approximately $2.7 million, comprised entirely of cash, net of cash acquired. The fair value of the tangible net assets acquired exceeded the total consideration paid. As a result, the long-term fixed assets of the acquisition were reduced to zero. The purchase price was allocated as follows (amounts in thousands):

Accounts receivable, net	$11,643
Retention	3,884
Costs and estimated earnings in excess of billings on uncompleted projects and other	922
Less: Accounts payable and accrued expenses	(10,214)
Less: Billings in excess of costs and estimated earnings on uncompleted projects and other	(3,512)

Cash paid, net of cash acquired	$2,723

The results of operations of Riviera are included in the Company’s consolidated financial statements from February 27, 2003 through September 30, 2004.

Pro Forma Presentation

The unaudited pro forma data presented below reflect the results of operations of IES and the acquisition of Riviera Electric LLC assuming the transaction was completed on October 1, 2001 (in thousands):

	Year ended September 30,
	2002	2003
	(unaudited)	(unaudited)
Revenues	$1,363,647	$1,284,620

Net income (loss) from continuing operations	(278,887)	11,944

Net income from discontinued operations	9,371	8,213

Net income (loss)	$(269,516)	$20,157

Basic earnings (loss) per share from continuing operations	(7.00)	0.31

Basic earnings (loss) per share from discontinued operations	0.24	0.21

Cumulative effect of change in accounting principle	$(7.11)	$—

Basic earnings (loss) per share	$(6.76)	$0.52

Diluted earnings (loss) per share from continuing operations	(7.00)	0.30

Diluted earnings (loss) per share from discontinued operations	0.24	0.21

Cumulative effect of change in accounting principle	$(7.11)	$—

Diluted earnings (loss) per share	$(6.76)	$0.51

The unaudited pro forma data summarized above also reflects pro forma adjustments primarily related to: reductions in general and administrative expenses for contractually agreed reductions in compensation programs and additional income tax expense based on the Company’s effective income tax rate. The unaudited pro forma financial data does not purport to represent what the Company’s combined results of operations would actually have been if such transactions had in fact occurred on October 1, 2001, and are not necessarily representative of the Company’s results of operations for any future period.

Divestitures

On July 25, 2002, the Company sold all of the stock of two of its operating companies. The proceeds from the sale were $7.5 million in cash and 241,224 shares of the Company’s common stock. The Company recorded a pre-tax gain of $2.1 million associated with this sale that is recorded in other income.

On October 8, 2002, the Company sold all of the stock of one of its operating companies. The proceeds from the sale were $1.1 million in cash and 70,330 shares of the Company’s common stock. The Company recorded a pre-tax gain of less than $0.1 million associated with this sale that is recorded in other income.

On July 1, 2003, the Company sold all of the stock of one of its operating companies. The proceeds from the sale were $1.1 million in cash. The Company recorded a pre-tax gain of $0.4 million associated with this sale that is recorded in other income.

In connection with the dispositions discussed above, the net pre-tax gain was determined as follows for the years ended September 30, 2002 and 2003 (in thousands):

	2002	2003
Book value of assets divested	$10,783	$2,719
Liabilities divested	(3,987)	(675)

Net assets divested	6,796	2,044

Cash received	7,549	2,155
Common stock received	1,392	270

Total consideration received	8,941	2,425

Pre-tax gain	$2,145	$381

Had the dispositions discussed above been completed on October 1, 2001, the results of the Company for the years ended September 30, 2002 and 2003 would have excluded revenues of $33.0 million and $0.1 million, respectively and losses from operations of $0.3 million and $0.0 million, respectively.

6. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following (in thousands):

	Estimated useful lives in years	September 30,
		2003	2004
Land	N/A	$2,820	$2,820
Buildings	5-32	6,873	6,958
Transportation equipment	3-5	23,786	19,929
Machinery and equipment	3-10	48,963	48,656
Leasehold improvements	5-32	11,710	11,742
Furniture and fixtures	5-7	7,210	6,935

		101,362	97,040
Less-Accumulated depreciation and amortization		(53,325)	(56,049)

Property and equipment, net		$48,037	$40,991

7. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Activity in the Company’s allowance for doubtful accounts receivable consists of the following (in thousands):

	September 30,
	2003	2004
Balance at beginning of period	$5,570	$4,690
Additions to costs and expenses	1,754	3,735
Additions for acquisitions	411	—
Deductions for uncollectible receivables written off, net of recoveries	(3,144)	(4,322)
Deductions for divestitures	99	—

Balance at end of period	$4,690	$4,103

Accounts payable and accrued expenses consist of the following (in thousands):

	September 30,
	2003	2004
Accounts payable, trade	$66,783	$72,745
Accrued compensation and benefits	21,848	21,619
Accrual for self-insurance liabilities	17,915	15,458
Accrual for legal settlements	(10)	9,175
Other accrued expenses	16,792	17,216

	$123,328	$136,213

Contracts in progress are as follows (in thousands):

	September 30,
	2003	2004
Costs incurred on contracts in progress	$939,578	$1,081,804
Estimated earnings	113,429	109,146

	1,053,007	1,190,950
Less-Billings to date	(1,050,130)	(1,190,076)

	$2,877	$874

Costs and estimated earnings in excess of billings on uncompleted contracts	$39,938	$33,389
Less-Billings in excess of costs and estimated earnings on uncompleted contracts	(37,061)	(32,515)

	$2,877	$874

8. DEBT:

Debt consists of the following (in thousands):

	September 30,
	2003	2004
Secured credit facility and term loan with a group of lending institutions, due February 27, 2008, with a weighted average interest rate of 4.39%	$—	$57,929
Senior Subordinated Notes, due February 1, 2009, bearing interest at 9.375% with an effective interest rate of 9.50%	137,885	62,885
Senior Subordinated Notes, due February 1, 2009, bearing interest at 9.375% with an effective interest rate of 10.00%	110,000	110,000
Other	414	125

	248,299	230,939
Less-current maturities of long-term debt	(240)	(42,993)
Less-unamortized discount on Senior Subordinated Notes	(3,198)	(2,307)
Fair value of unamortized portion of terminated interest rate hedges	3,240	2,630

Total long-term debt	$248,101	$188,269

Future payments due on debt at September 30, 2004 are as follows (in thousands):

2005	$42,984
2006	70
2007	—
2008	15,000
2009	172,885
Thereafter	—

Total	$230,939

Credit Facility

        On February 27, 2004, the Company amended and restated the $125.0 million revolving credit facility to a $125.0 million revolving credit facility and a $50.0 million term loan led by Bank One, NA. The Company used the proceeds from the term loan and available cash to redeem $75.0 million principal amount of the Company’s long term bonds. Since February 27, 2004, and through December 10, 2004, the Company amended the credit facility four times. The amendments reduced the facility commitment, provided for covenants or waivers that permit the Company to file the Form 10-Q for the quarter ended June 30, 2004 on or before December 15, 2004, permitted the Company to issue senior convertible notes, specified mandatory debt reduction amounts by quarter, adjusted and redefined financial covenants on a monthly basis beginning December 31, 2004, increased pricing, established the borrowing base at 70 percent of qualifying receivables and permit the Company to release certain collateral related to bonded jobs to companies providing surety bonding. These amendments required the payments of fees upon their execution. These fees are capitalized as deferred financing costs and amortized over the life of the facility. The credit facility, as amended, matures on January 13, 2006. The Company has the ability to extend the facility until January 12, 2007 upon the payment of a fee if certain financial conditions are met. The term loan of the credit facility is due by September 30, 2005. At September 30, 2004, the term loan had outstanding borrowings of $42.9 million. Amounts borrowed under the credit facility, as amended, bear interest at an annual rate of the bank’s prime rate plus two percent. Fees of one percent per annum are assessed on the outstanding credit facility commitments as of the beginning of each quarter beginning January 1, 2005. The Company’s direct and indirect subsidiaries guarantee the repayment of all amounts due under the facility and the facility is secured by a first perfected security interest in all the assets of the Company and those subsidiaries, including all of the outstanding capital shares of the capital stock of those subsidiaries. Among other restrictions, the financial covenants include minimum EBITDA, as defined in the credit agreement, requirements for core and all operations, a maximum senior secured debt to EBITDA ratio and a minimum interest coverage ratio.

As of September 30, 2004, the Company was in compliance with all financial covenants as they pertain to the Credit Facility, as amended.

As of September 30, 2004, the Company had $42.9 million outstanding under the term loan portion of its Credit Facility, and $15.0 outstanding under the revolving credit line portion of its Credit Facility, letters of credit outstanding under its Credit Facility of $25.8 million, $0.1 million of other borrowings and available borrowing capacity under its Credit Facility of $41.3 million.

Senior Subordinated Notes

The Company has outstanding two different issues of senior subordinated notes with similar terms. The notes bear interest at 9  3/8% and will mature on February 1, 2009. Interest is paid on the notes on February 1 and August 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated to all other existing and future senior indebtedness. The notes are guaranteed on a senior subordinated basis by all the Company’s subsidiaries. Under the terms of the notes, the Company is required to comply with various affirmative and negative covenants including (1) restrictions on additional indebtedness, and (2) restrictions on liens, guarantees and dividends. During the year ended September 30, 2002, the Company retired approximately $27.1 million of these senior subordinated notes. In connection with these transactions, the Company recorded a gain of $1.0 million. This gain is recorded in interest and other expense, net during the year ended September 30, 2002 in accordance with SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” adopted July 1, 2002. During the year ended September 30, 2004, the Company redeemed $75.0 million principal amount of its senior subordinated notes, paying a call premium of 4.688%, or $3.5 million. This premium along with a write off of previously capitalized deferred financing costs of $1.6 million was recorded as a loss in other income and expense in accordance with SFAS No. 145. At September 30, 2004, the Company had $172.9 million in outstanding senior subordinated notes.

Interest Rate Swaps

The Company entered into an interest rate swap agreement in August 2001, designated as a fair value hedge, in order to minimize the risks and cost associated with its financing activities. The interest rate swap agreement had a notional amount of $100.0 million and was established to manage the interest rate risk of the senior subordinated note obligations. Under the swap agreement, the Company paid the counterparty variable rate interest (3-month LIBOR plus 3.49%) and the counterparty paid the Company fixed rate interest of 9.375% on a semiannual basis over the life of the instrument through February 1, 2009. Pursuant to SFAS No. 133, as amended, such interest rate swap contract was reflected at fair value on the Company’s consolidated balance sheet and the related portion of fixed-rate debt being hedged was reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligation attributable to the interest rate being hedged. The net effect of this accounting on the Company’s operating results is that interest expense on the portion of fixed-rate debt being hedged was generally recorded based on variable interest rates. The interest rate swap was considered to be perfectly effective because it qualified for the “short-cut” method under SFAS No. 133 and therefore there was no net change in fair value to be recognized in income. At September 30, 2001 the fair value of this derivative was $3.2 million and was included in other noncurrent assets. The Company terminated this contract in February 2002. The Company received cash equal to the fair value of this derivative of $1.5 million, which is being amortized over the remaining life of the bonds.

The Company entered into a new interest rate swap agreement in February 2002, designated as a fair value hedge, in order to minimize the risks and cost associated with its financing activities. The interest rate swap agreement had a notional amount of $100.0 million and was established to manage the interest rate risk of the senior subordinated note obligations. Under the swap agreement, the Company paid the counterparty variable rate interest (3-month trailing LIBOR plus 3.49%) and the counterparty paid the Company fixed rate interest of 9.375% on a semiannual basis over the life of the instrument. Pursuant to SFAS No. 133, as amended, such interest rate swap contract was reflected at fair value on the Company’s consolidated balance sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligation attributable to the interest rate being hedged. The net effect of this accounting on the Company’s operating results was that interest expense on the portion of fixed-rate debt being hedged was generally recorded based on variable interest rates. The interest rate swap was considered to be perfectly effective because it qualified for the “short-cut” method under SFAS No. 133 and therefore there was no net change in fair value to be recognized in income. The Company terminated this contract in August 2002. The Company received cash equal to the fair value of this derivative of $2.5 million, which is being amortized over the remaining life of the bonds. At September 30, 2003 and 2004 the Company had no outstanding interest rate swap contracts.

The following table presents the balance sheet details of the Senior Subordinated Notes (in thousands):

	September 30,
	2003	2004
Senior Subordinated Notes, due February 1, 2009	$247,885	$172,885
Less: Unamortized discount on Senior Subordinated Notes	(3,198)	(2,307)
Add: Unamortized portion of interest rate hedge	3,240	2,630

	$247,927	$173,208

9. LEASES:

The Company leases various facilities under noncancelable operating leases. For a discussion of leases with certain related parties see Note 12. Rental expense for the years ended September 30, 2002, 2003 and 2004 was approximately $14.3 million, $12.2 million and $14.9 million respectively. Future minimum lease payments under these noncancelable operating leases with terms in excess of one year are as follows (in thousands):

Year Ended September 30,
2005	$12,534
2006	8,487
2007	5,654
2008	3,505
2009	2,794
Thereafter	—

Total	$32,974

10. INCOME TAXES:

Federal and state income tax provisions are as follows (in thousands):

	Year Ended September 30,
	2002	2003	2004
	(restated)	(restated)
Federal:
Current	$—	$—	$1,096
Deferred	194	1,734	5,874

State:
Current	—	—	678
Deferred	(1,154)	334	354

	$(960)	$2,068	$8,002

Actual income tax expense differs from income tax expense computed by applying the U.S. federal statutory corporate rate of 35 percent to income before provision for income taxes as follows (in thousands):

	Year Ended September 30,
	2002	2003	2004
	(restated)	(restated)
Provision at the statutory rate	$(717)	$4,651	$(35,181)

Increase resulting from:
State income taxes, net of benefit for federal deduction	(399)	(361)	—
Non-deductible expenses	911	613	801
Change in valuation allowance	—	—	26,786
Contingent tax liabilities	—	457	—
Non-deductible goodwill impairment	—	—	24,531
Other	—	—	78

Decrease resulting from:
Utilization of state net operating losses	(755)	—	—
Change in valuation allowance	—	(3,292)	(6,262)
State income taxes, net of federal deduction	—	—	(1,828)
Contingent tax liability	—	—	(923)

	$(960)	$2,068	$8,002

Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for income tax purposes. The income tax effects of these temporary differences, representing deferred income tax assets and liabilities, result principally from the following (in thousands):

	Year Ended September 30,
	2003	2004
	(restated)
Deferred income tax assets:
Allowance for doubtful accounts	$1,755	$1,511
Goodwill	8,092	11,017
Accrued expenses	4,886	7,017
Net operating loss carry forward	4,262	9,990
Various reserves	1,127	434
Equity adjustment in affiliate	884	1,116
Other	1,470	1,707

Subtotal	22,476	32,792
Less valuation allowance	(6,954)	(27,588)

Total deferred income tax assets	15,522	5,204

Deferred income tax liabilities:
Property and equipment	(3,742)	(4,566)
Deferred contract revenue and other	(536)	(250)

Total deferred income tax liabilities	(4,278)	(4,816)

Net deferred income tax assets	$11,244	$388

In 2002, the Company adopted a tax accounting method change that allowed it to deduct goodwill for income tax purposes that had previously been classified as non-deductible. The accounting method change resulted in additional amortizable tax basis in goodwill. The Company believes the realization of the additional tax basis in goodwill is less than probable and has not recorded a deferred tax asset. Although a deferred tax asset has not been recorded, as of September 30, 2004, the Company has derived a cumulative cash tax reduction of $10.9 million from the change in tax accounting method and the subsequent amortization of the additional tax goodwill. The Company has provided a tax reserve for the cumulative cash tax reduction. In addition, the amortization of the additional tax goodwill has resulted in additional federal and state net operating loss carry forwards of $40.6 and $26.0 million, respectively. The Company believes the realization of the additional net operating loss carry forwards is less than probable and has not recorded a deferred tax asset. The Company has $108.7 million of tax basis in the additional tax goodwill that remains to be amortized. As of September 30, 2004, approximately 10 years remain to be amortized.

As of September 30, 2004, the Company had available approximately $55.7 million of federal net tax operating loss carry forward for federal income tax purposes including $40.6 million resulting from the additional amortization of tax goodwill. This carry forward, which may provide future tax benefits, begin to expire in 2011. The Company also had available approximately $143.8 million of net tax operating loss carry forwards for state income tax purposes including $26.0 million resulting from the additional amortization of tax goodwill which begin to expire in 2005.

In assessing the realizability of deferred tax assets at September 30, 2004, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. However, SFAS 109, “Accounting for Income Taxes” places considerably more weight on historical results and less weight on future projections when there is negative evidence such as cumulative pretax losses in recent years. The Company incurred a cumulative pretax loss of $89.3 million for September 30, 2002, 2003 and 2004 including goodwill impairment of $79.6 million in the year ended September 30, 2004 and excluding $283.3 million resulting from the adoption of SFAS 142 in the year ended September 30, 2002. In the absence of specific favorable evidence of sufficient weight to offset the negative evidence of the cumulative pretax loss, the Company has provided valuation allowances of $21.8 million for certain federal deferred tax assets and $5.8 million for certain state deferred tax assets. The Company believes that $4.8 million of federal deferred tax assets will be realized by offsetting reversing deferred tax liabilities. The Company believes that $0.4 million of state deferred tax assets will be realized for certain non-unitary, non-consolidated and non-combined state tax returns and valuation allowances were not provided for these assets. During the quarters ended December 31, 2003 and March 31, 2004 the Company believed that certain deferred tax assets for which valuation allowances were established would be realized by the Company and $1.4 and $4.9 million of tax effected valuation allowances were released, respectively. The Company will evaluate the appropriateness of its remaining deferred tax assets and valuation allowances on a quarterly basis.

The Company has adopted positions that a taxing authority may view differently. The Company believes its reserves of $13.5 million recorded in other non-current liabilities are adequate in the event the positions are not ultimately upheld. The timing of the payment of these reserves is not currently known and would be based on the outcome of a possible review by a taxing authority. Statutes of limitations will begin to expire June 15, 2006 and thereafter.

The net deferred income tax assets and liabilities are comprised of the following (in thousands):

	September 30,
	2003	2004
	(restated)
Current deferred income taxes:
Assets	$5,696	$259
Liabilities	(817)	(250)

	4,879	9

Noncurrent deferred income taxes:
Assets	$9,436	$4,945
Liabilities	(3,071)	(4,566)

	6,365	379

Net deferred income tax assets	$11,244	$388

11. OPERATING SEGMENTS

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance.

The Company’s reportable segments are strategic business units that offer products and services to two distinct customer groups. They are managed separately because each business requires different operating and marketing strategies. These segments, which contain different economic characteristics, are managed through geographically-based regions.

The Company manages and measures performance of its business in two distinctive operating segments; commercial and industrial, and residential. The commercial and industrial segment provides electrical and communications contracting, design, installation, renovation, engineering and upgrades and maintenance and replacement services in facilities such as office buildings, high-rise apartments and condominiums, theaters, restaurants, hotels, hospitals and critical-care facilities, school districts, manufacturing and processing facilities, military installations, airports, refineries, petrochemical and power plants, outside plant, network enterprise and switch network customers. The residential segment consists of electrical and communications contracting, installation, replacement and renovation services in single family and low-rise multifamily housing units. Corporate includes expenses associated with the Company’s home office and regional infrastructure.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income from operations of the respective business units prior to home office expenses. Management allocates costs between segments for selling, general and administrative expenses, goodwill amortization, depreciation expense, capital expenditures and total assets.

Segment information for the years ended September 30, 2002, 2003 and 2004 are as follows (in thousands):

	Fiscal Year Ended September 30, 2002
	(restated)
	Commercial and Industrial	Residential	Corporate	Total
Revenues	$1,003,056	$278,310	$—	$1,281,366
Cost of services	873,918	216,931	—	1,090,849

Gross profit	129,138	61,379	—	190,517

Selling, general and administrative	108,813	27,053	23,673	159,539
Restructuring Charges	—	—	5,556	5,556

Income (loss) from operations	$20,325	$34,326	$(29,229)	$25,422

Other data:
Depreciation and amortization expense	$11,984	$885	$3,827	$16,696
Capital expenditures	7,316	753	2,841	10,910
Total assets	519,897	89,896	101,737	711,530

	Fiscal Year Ended September 30, 2003
	(restated)
	Commercial and Industrial	Residential	Corporate	Total
Revenues	$982,249	$267,706	$—	$1,249,955
Cost of services	862,643	210,702	—	1,073,345

Gross profit	119,606	57,004	—	176,610
Selling, general and administrative	84,862	33,110	19,445	137,417

Income (loss) from operations	$34,744	$23,894	$(19,445)	$39,193

Other data:
Depreciation and amortization expense	$9,520	$1,133	$3,763	$14,416
Capital expenditures	4,977	891	2,491	8,359
Total assets	503,863	108,204	102,420	714,487

	Fiscal Year Ended September 30, 2004
	Commercial And Industrial	Residential	Corporate	Total
Revenues	$918,918	$308,027	$—	$1,226,945
Cost of services	826,918	248,571	—	1,075,489

Gross profit	92,000	59,456	—	151,456
Selling, general and administrative	84,327	33,898	25,136	143,361
Goodwill impairment charge	79,566	—	—	79,566

Income (loss) from operations	$(71,893)	$25,558	$(25,136)	$(71,471)

Other data:
Depreciation and amortization expense	$8,201	$1,167	$2,311	$11,679
Capital expenditures	2,859	1,082	1,960	5,901
Total assets	396,672	107,205	77,056	580,933

The Company does not have significant operations or long-lived assets in countries outside of the United States.

12. STOCKHOLDERS’ EQUITY:

Restricted Voting Common Stock

The shares of restricted voting common stock have rights similar to shares of common stock except that such shares are entitled to elect one member of the board of directors and to not otherwise vote with respect to the election of directors and are entitled to one-half of one vote for each share held on all other matters. Each share of restricted voting common stock will convert into common stock upon disposition by the holder of such shares.

Common Stock Repurchase Programs

During the year ended September 30, 2003, the Company completed a 2 million share repurchase program. The Company used approximately $10.2 million in cash generated form operations to repurchase shares during the year ended September 30, 2003 for this program. On November 5, 2003, we commenced a $13 million share repurchase program. We used approximately $4.6 million in cash generated from operations to repurchase 549,200 shares during the year ended September 30, 2004 under this program.

1997 Stock Plan

In September 1997, the Company’s board of directors and stockholders approved the Company’s 1997 Stock Plan (the “Plan”), which provides for the granting or awarding of incentive or nonqualified stock options, stock appreciation rights, restricted or phantom stock and other incentive awards to directors, officers, key employees and consultants of the Company. The number of shares authorized and reserved for issuance under the Plan is 15 percent of the aggregate number of shares of common stock outstanding. The terms of the option awards will be established by the Human Resources and Compensation Committee. Options generally expire between seven and ten years from the date of grant, one year following termination of employment due to death or disability, or three months following termination of employment by means other than death or disability.

Directors’ Stock Plan

In September 1997, the Company’s board of directors and stockholders approved the 1997 Directors’ Stock Plan (the “Directors’ Plan”), which provides for the granting or awarding of stock options to nonemployee directors. In May 2000, the Company’s board of directors amended the Directors’ Plan. The number of shares authorized and reserved for issuance under the Directors’ Plan is 250,000 shares. Each nonemployee director is granted options to purchase 3,000 shares at the time of an initial election of such director. In addition, each director will be automatically granted options to purchase 3,000 shares annually at each September 30 on which such director remains a director. All options have an exercise price based on the fair market value at the date of grant, are immediately vested and expire 10 years from the date of the grant. In the event that the director ceases to serve as a member of the board for any reason the options must be exercised within one year.

1999 Incentive Compensation Plan

In November 1999, the Company’s board of directors adopted the 1999 Incentive Compensation Plan (the “1999 Plan”). The 1999 Plan, as amended, authorizes the Human Resources and Compensation Committee or the Board of Directors to grant eligible participants of the Company awards in the form of options, stock appreciation rights, restricted stock or other stock based awards. The Company has up to 5.5 million shares of common stock authorized for issuance under the 1999 Plan.

In March 2000, the Company granted 400,000 restricted stock awards under this stock plan to an employee. This award was vested in equal installments on March 20th of each year through 2004, provided the recipient was still employed by the Company. The market value of the underlying stock on the date of grant for this award was $2.3 million, which was recognized as compensation expense over the related vesting periods. The award was accelerated on its terms, and became fully vested and was fully amortized during the year ended September 30, 2002.

In December 2003, the Company granted a restricted stock award of 242,295 shares under the 1999 Plan to certain employees. This award vests in equal installments on December 1, 2004 and 2005, provided the recipient is still employed by the Company. The market value of the stock on the date of grant for this award was $2.0 million, which will be recognized as compensation expense over the related two year vesting period. During the year ended September 30, 2004, the Company amortized $0.8 million to expense in connection with this award.

The following table summarizes activity under the Company’s stock option and incentive compensation plans:

	Shares	Weighted Average Exercise Price
Outstanding, September 30, 2001	6,929,121	$10.06

Options Granted	2,073,069	4.60
Exercised	(434,471)	1.51
Forfeited and Cancelled	(2,033,039)	8.33

Outstanding, September 30, 2002	6,534,680	$9.39

Options Granted	21,000	6.90
Exercised	(392,273)	5.32
Forfeited and Cancelled	(800,566)	12.20

Outstanding, September 30, 2003	5,362,841	$9.28

Options Granted	303,226	1.20
Exercised	(855,599)	5.17
Forfeited and Cancelled	(643,677)	10.02

Outstanding, September 30, 2004	4,166,791	$9.42

Exercisable, September 30, 2002	3,314,864	$11.70

Exercisable, September 30, 2003	3,747,774	$10.93

Exercisable, September 30, 2004	3,469,828	$10.68

The table below summarizes options outstanding and exercisable at September 30, 2004:

Range of Exercise Prices	Outstanding as of September 30, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of September 30, 2004	Weighted-Average Exercise Price
$ 0.0000-$ 4.6240	886,190	4.6	$2.74	414,499	$3.71
$ 4.6250-$ 6.9000	1,229,920	6.2	$5.68	1,023,050	$5.76
$ 6.9100-$10.3000	26,500	5.5	$8.90	20,600	$8.95
$10.3100-$15.4000	1,591,283	3.6	$13.63	1,578,781	$13.65
$15.4100-$22.1250	432,898	3.9	$18.25	432,898	$18.25

	4,166,791	4.6	$9.42	3,469,828	$10.68

Options granted during the years ended September 30, 2002, 2003 and 2004 had weighted average fair values per option of $1.91, $3.63 and $0.20, respectively.

Unexercised options expire at various dates from January 27, 2008 through October 1, 2014.

Employee Stock Purchase Plan

In February 2000, the Company’s stockholders approved the Company’s Employee Stock Purchase Plan (the “ESPP”), which provides for the sale of common stock to participants as defined at a price equal to the lower of 85% of the Company’s closing stock price at the beginning or end of the option period, as defined. The number of shares of common stock authorized and reserved for issuance under the ESPP is 1.0 million shares. The purpose of the ESPP is to provide an incentive for employees of the Company to acquire a proprietary interest in the Company through the purchase of shares of the Company’s common stock. The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The provisions of the ESPP are construed in a manner to be consistent with the requirements of that section of the Code. During the years ended September 30, 2002, 2003 and 2004, the Company issued 207,642, 55,742 and 248,982 shares pursuant to the ESPP, respectively. For purposes of SFAS No. 123,

“Accounting for Stock-Based Compensation,” estimated compensation cost as it relates to the ESPP was computed for the fair value of the employees’ purchase rights using the Black-Scholes option pricing model with the following assumptions for 2002: expected dividend yield of 0.00%, expected stock price volatility of 81.56%, weighted average risk free interest rate of 3.96% and an expected life of 0.5 years. The weighted average fair value per share of these purchase rights granted in 2002 was approximately $1.54. The following assumptions were used for 2003: expected dividend yield of 0.00%, expected stock price volatility of 51.94%, weighted average risk free interest rate of 3.21% and an expected life of 0.5 years. The weighted average fair value per share of these purchase rights granted in 2003 was approximately $0.89. The following assumptions were used for 2004: expected dividend yield of 0.00%, expected stock price volatility of 33.09%, weighted average risk free interest rate of 1.32% and an expected life of 0.5 years. The weighted average fair value per share of these purchase rights granted in 2004 was approximately $1.49.

13. RELATED-PARTY TRANSACTIONS:

The Company has transactions in the normal course of business with certain affiliated companies. The Company has a note receivable from an affiliate, EPV, of $1.8 million as of September 30, 2003 and 2004 and believes this loan is fully collectible. No loan loss amount has been recorded to date for this note receivable from EPV. Amounts due from other related parties at September 30, 2003 and 2004 were $0.1 million. In connection with certain of the acquisitions, subsidiaries of the Company have entered into a number of related party lease arrangements for facilities. These lease agreements are for periods generally ranging from three to five years. Related party lease expense for the years ended September 30, 2002, 2003 and 2004 were $4.2 million, $4.2 million and $3.5 million, respectively. Future commitments with respect to these leases are included in the schedule of minimum lease payments in note 7.

14. EMPLOYEE BENEFIT PLANS:

In November 1998, the Company established the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”). All IES employees are eligible to participate on the first day of the month subsequent to completing sixty days of service and attaining age twenty-one. Participants become vested in Company matching contributions following three years of service.

Certain subsidiaries of the Company do not participate in the 401(k) Plan, but instead provide various defined contribution savings plans for their employees (the “Plans”). The Plans cover substantially all full-time employees of such subsidiaries. Participants vest at varying rates ranging from full vesting upon participation to those that provide for vesting to begin after three years of service and are fully vested after eight years. Certain plans provide for a deferral option that allows employees to elect to contribute a portion of their pay into the plan and provide for a discretionary profit sharing contribution by the individual subsidiary. Generally the subsidiaries match a portion of the amount deferred by participating employees. Contributions for the profit sharing portion of the Plans are generally at the discretion of the individual subsidiary. The aggregate contributions by the Company to the 401(k) Plan and the Plans were $3.0 million, $3.0 million and $2.2 million for the years ended September 30, 2002, 2003 and 2004, respectively.

15. COMMITMENTS AND CONTINGENCIES:

The Company and its subsidiaries are involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty and it is possible that the results of legal proceedings may materially adversely affect us, in the opinion of the Company, all such proceedings are either adequately covered by insurance or, if not so covered, should not ultimately result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company expenses routine legal costs related to such proceedings as incurred.

On August 20, 2004, August 23, 2004, September 10, 2004, September 15, 2004, and October 4, 2004, Corinne Orem, Elaine English, Park Partners, L.P., Jack Zimny, and James Elmore, respectively, each filed a putative class action complaint against IES, and certain of our officers and directors, in the United States District Court for the Southern District of Texas, alleging that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seeking a class determination for purchasers of IES stock between November 10, 2003 and August 13, 2004. The complaints seek unspecified amounts of compensatory damages, interest and costs, including legal fees. On November 19, 2004, these cases were consolidated. A motion to appoint a lead plaintiff is pending before the Court, and once an appointment is made plaintiff will have sixty days to file a consolidated amended complaint. Defendants will have sixty days from the filing of this consolidated amended complaint to respond.

On September 3, 2004, Chris Radek filed a shareholder derivative action in the District Court of Harris County, Texas naming Herbert R. Allen, Richard L. China, William W. Reynolds, Britt Rice, David A. Miller, Ronald P. Badie, Donald P. Hodel, Alan R. Sielbeck, C. Byron Snyder, Donald C. Trauscht, and James D. Woods as individual defendants and IES as nominal defendant. In this derivative action, the plaintiff makes substantially similar claims as made in the putative class action complaints, and adds common law claims against the individual defendants. The complaint in the shareholder derivative actions seeks unspecified amounts of damages, interest and costs, including legal fees. By agreement, the Defendants will not respond to this action until the plaintiff files an amended petition.

The Company intends to vigorously contest these actions. However, because they are at an early stage, it is premature at this time to predict liability or to estimate the damages, or the range of damages, if any, that we might incur in connection with these actions. An adverse outcome in these actions could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

Some of the Company’s customers require the Company to post letters of credit as a means of guaranteeing performance under its contracts and ensuring payment by the Company to subcontractors and vendors. If the customer has reasonable cause to effect payment under a letter of credit, the Company would be required to reimburse its creditor for the letter of credit. Depending on the circumstances surrounding a reimbursement to its creditor, the Company may have a charge to earnings in that period. To date the Company has not had a situation where a customer has had reasonable cause to effect payment under a letter of credit. At September 30, 2004, $1.9 million of the Company’s outstanding letters of credit were to collateralize its customers.

Some of the underwriters of the Company’s casualty insurance program require it to post letters of credit as collateral. This is common in the insurance industry. To date the Company has not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At September 30, 2004, $18.9 million of the Company’s outstanding letters of credit were to collateralize its insurance program.

Many of the Company’s customers require us to post performance and payment bonds issued by a surety. Those bonds guarantee the customer that the Company will perform under the terms of a contract and that it will pay its subcontractors and vendors. In the event that the Company fails to perform under a contract or pay subcontractors and vendors, the customer may demand the surety to pay or perform under the Company’s bond. The Company’s relationship with its sureties is such that it will indemnify the sureties for any expenses they incur in connection with any of the bonds they issues on the Company’s behalf. To date, the Company has not incurred significant expenses to indemnify its sureties for expenses they incurred on the Company’s behalf. As of September 30, 2004, the Company’s cost to complete projects covered by surety bonds was approximately $200.0 million and utilized a combination of cash and letters of credit totaling $12.5 million to collateralize the Company’s bonding program.

The Company has committed to invest up to $5.0 million in EnerTech Capital Partners II L.P. (“EnerTech”). EnerTech is a private equity firm specializing in investment opportunities emerging from the deregulation and resulting convergence of the energy, utility and telecommunications industries. Through September 30, 2004, the Company had invested $3.5 million under its commitment to EnerTech.

The asset divestiture program involves the sale of substantially all of the assets and liabilities of certain wholly owned subsidiary business units. As part of the sale, the purchaser assumes all liabilities except those specifically retained by the Company. The transaction does not include sale of the legal entity or Company subsidiary and as such the Company retains certain legal liabilities. In addition to specifically retained liabilities contingent liabilities exist in the event the purchaser is unable or unwilling to perform under its assumed liabilities. Those contingent liabilities may include items such as:

•	Joint responsibility for any liability to the surety bonding company if the purchaser fails to perform the work

•	Liability for contracts for work not finished if the contract has not been assigned and a release obtained from the customer

•	Liability on ongoing contractual arrangements such as real property and equipment leases where no assignment and release has been obtained

16. QUARTERLY RESULTS OF OPERATIONS (Unaudited):

Quarterly financial information for the years ended September 30, 2003 and 2004 are summarized as follows (in thousands, except per share data):

	Fiscal Year Ended September 30, 2003
	(restated)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$297,647	$297,805	$325,986	$328,517
Gross profit	$43,866	$42,380	$45,322	$45,042
Net income from continuing operations	$1,559	$1,454	$2,729	$5,482
Net income (loss) from discontinued operations	$2,070	$1,758	$2,531	$1,854
Net income (loss)	$3,629	$3,212	$5,260	$7,336

Earnings per share from continuing operations:
Basic	$0.04	$0.04	$0.07	$0.14
Diluted	$0.04	$0.04	$0.07	$0.14

Earnings per share from discontinued operations
Basic	$0.05	$0.05	$0.07	$0.02
Diluted	$0.05	$0.05	$0.07	$0.02

Earnings per share:
Basic	$0.09	$0.08	$0.14	$0.19
Diluted	$0.09	$0.08	$0.13	$0.19

	Fiscal Year Ended September 30, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(restated)	(restated)
Revenues	$310,957	$290,284	$317,037	$308,667
Gross profit	$44,817	$35,882	$38,060	$32,686
Net income (loss) from continuing operations	$5,113	$381	$(93)	$(113,919)
Net income (loss) from discontinued operations	$1,176	$2,091	$834	$(20,447)
Net income (loss)	$6,289	$2,472	$741	$(134,365)

Earnings per share from continuing operations:
Basic	$0.13	$(0.01)	$(0.00)	$(2.95)
Diluted	$0.13	$(0.01)	$(0.00)	$(2.95)

Earnings per share from discontinued operations:
Basic	$0.03	$0.05	$0.02	$(0.53)
Diluted	$0.03	$0.05	$0.02	$(0.53)

Earnings per share:
Basic	$0.16	$0.06	$0.02	$(3.48)
Diluted	$0.16	$0.06	$0.02	$(3.48)

The sum of the individual quarterly earnings per share amounts may not agree with year-to-date earnings per share as each period’s computation is based on the weighted average number of shares outstanding during the period.

Included in net loss for the fourth quarter is a $79.6 million goodwill impairment charge.

17. SUBSEQUENT EVENTS:

Discontinued Operations

Subsequent to September 30, 2004, the Company sold ten operating units from its commercial and industrial segment for total proceeds of $29.5 million. These subsidiaries had a combined revenues of $130.5 million, $125.0 million and $137.6 million, and income from operations of $9.8 million, $8.3 million, and an operating loss of $8.4 million for the years ended September 30, 2002, 2003, and 2004, respectively.

Litigation Settlement

As previously reported pursuant to the Company’s Current Report on Form 8-K dated October 4, 2004, on September 30, 2004, a verdict was rendered by a jury in a case pending in the 133rd District Court of Harris County, Texas involving a dispute arising from a failed attempted sale of the assets of a wholly owned subsidiary of the Company and an employment claim by a former officer of that subsidiary. The jury verdict, if judgment had been entered on that verdict, could have been for approximately $30,000,000. The Company and its outside counsel believed that the Company would prevail on appeal due to significant legal issues raised in the trial. However, based on concerns over the potential size of the judgment that might have been entered and its negative effect on investors, business partners, customers, banks and vendors, and considering the anticipated costs of appeal, IES determined that it would be in the stakeholders best interest to settle this matter. The parties settled the lawsuit post-verdict for a cash payment of $8,000,000. This settlement was entered on December 2, 2004 and the matter was resolved. This amount was accrued at September 30, 2004. The lawsuit was not specifically disclosed in previous filings with the SEC due to the Company and its outside counsel’s opinion that the underlying case was not well founded and that it was remote that the plaintiffs would prevail on their causes of action and, if the plaintiffs prevailed, any amounts awarded would have been immaterial.

Amendments to the Credit Facility

On November 18, 2004, the Company obtained a third amendment to the Credit Facility effective on November 24, 2004 upon the initial funding of Senior Convertible Notes. The amendment modified certain provisions of the Credit Facility to permit the issuance of the Senior Convertible Notes, modified certain definitions, specified mandatory debt reduction amounts and required a fee.

On December 10, 2004, the Company obtained a fourth amendment to the Credit Facility, effective as of June 30, 2004 with respect to specific financial covenants. The amendment modified the Credit Facility to reduce the total facility commitment to a revolving loan commitment of $82.1 million plus outstanding term loan commitments, modified definitions, specified mandatory debt reduction amounts by quarter, adjusted and redefined financial covenants on a monthly basis, released defined collateral under specified conditions, increased pricing, established the borrowing base at 70% of qualifying assets and required a fee.

Senior Convertible Notes

On November 24, 2004, the Company entered into a purchase agreement for a private placement of $36.0 million aggregate principal amount of its 6.5% Senior Convertible Notes due 2014. Investors in the notes agreed to a purchase price equal to 100% of the principal amount of the notes. The investors have an option to purchase up to an aggregate of $14 million in additional notes on or before the later to occur of the 90th day after the closing date and the fifth business day after the Company’s next annual meeting of stockholders. The notes require payment of interest semi-annually in arrears at an annual rate of 6.5%, have a stated maturity of November 1, 2014, constitute senior unsecured obligations of the Company, are guaranteed on a senior unsecured basis by the Company’s significant domestic subsidiaries, and are convertible at the option of the holder under certain circumstances into shares of the Company’s common stock at an initial conversion price of $3.25 per share, subject to adjustment. The total number of shares of common stock deliverable upon conversion of the notes is limited to approximately 9.4 million shares (including approximately 1.9 million treasury shares), absent receipt of stockholder approval of the issuance of additional shares. Subject to certain conditions, to the extent that more shares would otherwise be issuable upon conversions of notes, the Company will be required to settle such conversions in cash by paying the value of the stock into which the notes would otherwise be convertible. The net proceeds from the sale of the notes were used to prepay a portion of the Company’s senior secured Credit Facility and for general corporate purposes. The notes, the guarantees and the shares of common stock issuable upon conversion of the notes to be offered have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Posting of Collateral

Subsequent to September 30, 2004, the Company has posted additional cash collateral with its surety of $10.0 million and issued additional letters of credit to its insurance underwriters of $12.6 million.

Goodwill Impairment

The Company decided to begin selling or divesting operations that were underperforming, and were heavily dependant on bonding or were in markets that continue to have weak economic forecasts. These operations accounted for $289.2 million in revenues and a loss of $13.1 million in operating income during the year ended September 30, 2004. The identification of the subsidiaries to sell or close required the Company to determine if a goodwill impairment exists. The Company determined that an impairment did exist and accordingly recorded a $7.3 million write off of goodwill in the first quarter of fiscal 2005. The impairment related to the Company’s operating regions as follows (amounts in millions):

Northeast	$1.6
Gulf Plains	0.5
Central	1.1
West	4.1

Total	$7.3

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	September 30, 2004	March 31, 2005
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,232	$32,384
Accounts receivable:
Trade, net of allowance of $4,103 and $2,962 respectively	211,279	195,416
Retainage	57,647	55,577
Costs and estimated earnings in excess of billings on uncompleted contracts	33,389	34,983
Inventories	17,888	19,509
Prepaid expenses and other current assets	12,989	22,064
Assets held for sale associated with discontinued operations	79,213	28,394

Total current assets	434,637	388,327

PROPERTY AND EQUIPMENT, net	40,991	37,405
GOODWILL, net	87,430	87,178
OTHER NON-CURRENT ASSETS	17,875	19,556

Total assets	$580,933	$532,466

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$42,993	$2,382
Accounts payable and accrued expenses	136,213	129,845
Billings in excess of costs and estimated earnings on uncompleted contracts	32,515	36,016
Liabilities related to assets held for sale associated with discontinued operations	18,621	7,048

Total current liabilities	230,342	175,291

LONG-TERM DEBT, net of current maturities	15,061	126
SENIOR CONVERTIBLE NOTES, net	—	50,736
SENIOR SUBORDINATED NOTES, net	173,208	173,169
OTHER NON-CURRENT LIABILITIES	19,154	19,268

Total liabilities	437,765	418,590

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 38,439,984 and 39,010,315 shares issued, respectively	385	390
Restricted voting common stock, $.01 par value, 2,655,709 shares authorized, 2,605,709 shares issued, and outstanding	26	26
Treasury stock, at cost, 2,172,313 and 2,416,377 shares, respectively	(13,790)	(13,022)
Unearned restricted stock	(1,113)	(2,064)
Additional paid-in capital	429,376	431,096
Retained deficit	(271,716)	(302,550)

Total stockholders’ equity	143,168	113,876

Total liabilities and stockholders’ equity	$580,933	$532,466

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	Six Months Ended March 31,
	2004	2005
	(restated)
	(Unaudited)
Revenues	$601,241	573,056
Cost of services	520,531	506,357

Gross profit	80,710	66,699

Selling, general and administrative expenses	63,448	71,508

Income/(loss) from operations	17,262	(4,809)

Other (income)/expense:
Interest expense	13,015	13,285
Loss on sale of assets	154	7
Other expense, net	5,319	548

	18,488	13,840

Loss from continuing operations before income taxes	(1,226)	(18,649)
Provision/(benefit) for income taxes	(6,720)	896

Net income/(loss) from continuing operations	5,494	(19,545)

Discontinued operations (Note 2)
Income/(loss) from discontinued operations (including loss on disposal of $0 and $236)	5,356	(11,210)
Provision for income taxes	2,089	79

Net income/(loss) from discontinued operations	3,267	(11,289)

Net income/(loss)	$8,761	$(30,834)

Basic earnings/(loss) per share from continuing operations	$0.14	$(0.50)

Basic earnings/(loss) per share from discontinued operations	$0.09	$(0.29)

Basic earnings/(loss) per share	$0.23	$(0.79)

Diluted earnings/(loss) per share from continuing operations	$0.14	$(0.50)

Diluted earnings/(loss) per share from discontinued operations	$0.08	$(0.29)

Diluted earnings/(loss) per share	$0.22	$(0.79)

Shares used in the computation of earnings/(loss) per share (Note 4):
Basic	38,408,067	39,033,601

Diluted	39,013,887	39,033,601

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	Three Months Ended March 31,
	2004	2005
	(restated)
	(Unaudited)
Revenues	$290,284	287,521
Cost of services	254,402	254,466

Gross profit	35,882	33,055

Selling, general and administrative expenses	31,377	35,904

Income/(loss) from operations	4,505	(2,849)

Other (income)/expense:
Interest expense	6,556	4,441
Loss on sale of assets	139	188
Other expense, net	5,195	292

	11,890	4,921

Loss from continuing operations before income taxes	(7,385)	(7,770)
Provision/(benefit) for income taxes	(7,766)	636

Net income/(loss) from continuing operations	381	(8,406)

Discontinued operations (Note 2)
Income/(loss) from discontinued operations (including loss on disposal of $0 and $103)	3,451	(4,785)
Provision for income taxes	1,360	35

Net income/(loss) from discontinued operations	2,091	(4,820)

Net income/(loss)	$2,472	$(13,226)

Basic earnings/(loss) per share from continuing operations	$0.01	$(0.21)

Basic earnings/(loss) per share from discontinued operations	$0.05	$(0.12)

Basic earnings/(loss) per share	$0.06	$(0.34)

Diluted earnings/(loss) per share from continuing operations	$0.01	$(0.21)

Diluted earnings/(loss) per share from discontinued operations	$0.05	$(0.12)

Diluted earnings/(loss) per share	$0.06	$(0.34)

Shares used in the computation of earnings/(loss) per share (Note 4):
Basic	38,544,198	39,149,769

Diluted	39,242,461	39,149,769

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	Common Stock		Restricted Voting Common Stock		Treasury Stock		Unearned Restricted Stock	Additional Paid-In Capital	Retained (Deficit)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE, September 30, 2004	38,439,984	$385	2,605,709	$26	(2,172,313)	$(13,790)	$(1,113)	$429,376	$(271,716)	$143,168
Issuance of stock (unaudited)	7,310	—	—	—	8,252	52	—	(12)	—	40
Issuance of restricted stock (unaudited)	365,564	3	—	—	(365,564)	(3)	(1,711)	1,711	—	—
Vesting of restricted stock (unaudited)	—	—	—	—	113,248	719	—	(719)	—	—
Issuance of stock under employee stock purchase plan (unaudited)	61,541	1	—	—	—	—	—	253	—	254
Exercise of stock options (unaudited)	135,916	1	—	—	—	—	—	624	—	625
Non-cash compensation (unaudited)	—	—	—	—	—	—	760	(137)	—	623
Net loss (unaudited)	—	—	—	—	—	—	—	—	(30,834)	(30,834)

BALANCE, March 31, 2005 (unaudited)	39,010,315	$390	2,605,709	$26	(2,416,377)	$(13,022)	$(2,064)	$431,096	$(302,550)	$113,876

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Six Months Ended March 31,
	2004	2005
	(restated)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$8,761	$(30,834)

Adjustments to reconcile net income to net cash provided by operating activities:
Net loss/(income) from discontinued operations	(3,267)	11,289
Bad debt expense	(245)	1,291
Deferred financing cost amortization	748	1,691
Other depreciation and amortization	5,864	5,990
Loss on sale of property and equipment	154	88
Non-cash compensation expense	332	623
Equity in losses of investment	432	571
Impairment to goodwill	—	596
Impairment of companies	—	70
Mark to market loss for embedded conversion option	—	734
Deferred income tax expense/(benefit)	(8,230)	680

Changes in operating assets and liabilities, net of the effect of discontinued operations:
Accounts receivable	16,513	18,543
Inventories	(2,972)	(1,621)
Costs and estimated earnings in excess of billings on uncompleted contracts	787	(1,096)
Prepaid expenses and other current assets	(1,723)	(9,487)
Other noncurrent assets	1,843	286
Accounts payable and accrued expenses	(10,125)	(5,670)
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,657)	3,518
Other current liabilities	52	(299)
Other noncurrent liabilities	1,433	(499)

Net cash provided by (used in) continuing operations	6,700	(3,536)
Net cash provided by discontinued operations	324	431

Net cash provided by (used in) operating activities	7,024	(3,105)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	318	299
Investments in securities	(400)	(400)
Purchases of property and equipment	(2,837)	(2,187)
Net investing activities from discontinued operations	(222)	24,091

Net cash provided by (used in) investing activities	(3,141)	21,803

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	50,040	10,000
Borrowings on Senior Convertible Notes	—	50,000
Repayments of debt	(75,241)	(65,589)
Issuance of common stock	39	40
Proceeds from issuance of stock under employee stock purchase plan	652	254
Payments for debt issuance costs	(1,245)	(3,876)
Purchase of treasury stock	(4,340)	—
Proceeds from exercise of stock options	5,054	625

Net cash used in financing activities	(25,041)	(8,546)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(21,158)	10,152
CASH AND CASH EQUIVALENTS, beginning of period	40,201	22,232

CASH AND CASH EQUIVALENTS, end of period	$19,043	$32,384

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for
Interest	$13,480	9,811
Income taxes	$700	644

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Three Months Ended March 31,
	2004	2005
	(restated)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$2,533	$(13,226)

Adjustments to reconcile net income to net cash provided by operating activities:
Net loss/(income) from discontinued operations	(2,091)	4,820
Bad debt expense	(781)	567
Deferred financing cost amortization	374	884
Other depreciation and amortization	2,949	3,296
Loss on sale of property and equipment	140	124
Non-cash compensation expense	249	413
Equity in losses of investment	432	307
Mark to market gain for embedded conversion option	—	(1,942)
Deferred income tax expense/(benefit)	(6,800)	497

Changes in operating assets and liabilities, net of the effect of discontinued operations:
Accounts receivable	10,340	5,640
Inventories	(913)	(425)
Costs and estimated earnings in excess of billings on uncompleted contracts	203	(2,781)
Prepaid expenses and other current assets	(1,754)	520
Other noncurrent assets	1,544	37
Accounts payable and accrued expenses	(5,507)	11,277
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,922)	(4,921)
Other current liabilities	51	(344)
Other noncurrent liabilities	1,399	161

Net cash provided by (used in) continuing operations	(1,554)	4,904
Net cash provided by discontinued operations	2,151	1,033

Net cash provided by operating activities	597	5,937

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	165	243
Investments in securities	—	(400)
Purchases of property and equipment	(1,267)	(988)
Net investing activities from discontinued operations	(117)	12,358

Net cash provided by (used in) investing activities	(1,219)	11,213

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt	50,000	—
Borrowings on Senior Convertible Notes	—	14,000
Repayments of debt	(75,102)	(29,888)
Issuance of common stock	19	—
Proceeds from issuance of stock under employee stock purchase plan	652	254
Payments for debt issuance costs	(1,245)	(1,196)
Purchase of treasury stock	(990)	—
Proceeds from exercise of stock options	2,178	392

Net cash used in financing activities	(24,488)	(16,438)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(25,110)	712
CASH AND CASH EQUIVALENTS, beginning of period	44,153	31,672

CASH AND CASH EQUIVALENTS, end of period	$19,043	$32,384

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for
Interest	$13,270	8,692
Income taxes	$326	367

The accompanying notes to condensed consolidated financial statements are an integral part of these financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(UNAUDITED)

1. OVERVIEW

Integrated Electrical Services, Inc. (the “Company” or “IES”), a Delaware corporation, was founded in June 1997 to create a leading national provider of electrical services, focusing primarily on the commercial and industrial, residential, low voltage and service and maintenance markets.

The accompanying unaudited Condensed Consolidated Financial Statements (the “Financial Statements”) of the Company have been prepared in accordance with accounting principles generally accepted in the United States and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required for complete financial statements, and therefore should be reviewed in conjunction with the financial statements and related notes thereto contained in the Company’s annual report for the year ended September 30, 2004, filed on Form 10-K with the Securities and Exchange Commission. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Actual operating results for the six months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ended September 30, 2005.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of these policies, refer to Note 2 of the Notes to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2004.

RESTATEMENT OF FINANCIAL STATEMENTS

Effective for the fiscal year ended September 30, 2004, the Company restated its reported results for the six months ended March 31, 2004 and the years ended September 30, 2002 and 2003 pursuant to having determined that the timing of the recognition of revenue and costs on certain of its long-term construction contracts accounted for under the percentage-of-completion method of accounting and that the accounting for one of its investments warranted such restatement. For a complete description of the restatement, refer to Note 3 of the Company’s 2004 Annual Report on Form 10-K. As a result of the restatement, the following reported results as of and for the six and three months ended March 31, 2004 have been restated to reflect the revisions indicated:

	Six Months Ended March 31, 2004 (Unaudited)
	As Reported Restated for Discontinued Operations	Contract Adjustments	Investment Adjustments	As Restated
Statement of Operations Data:
Revenues	$604,835	$(3,594)	$—	$601,241
Cost of services	519,474	1,057	—	520,531

Gross profit	85,361	(4,651)	—	80,710
Selling, general and administrative expenses	63,448	—	—	63,448

Income from operations	21,913	(4,651)	—	17,262
Interest and other expense, net	18,056	—	432	18,488

Income/(loss) before income taxes	3,857	(4,651)	(432)	(1,226)
Provision/(benefit) for income taxes	(4,712)	(1,837)	(171)	(6,720)

Net income/(loss) from continuing operations	$8,569	$(2,814)	$(261)	$5,494
Net income from discontinued operations	3,205	62	—	3,267

Net income/(loss)	$11,774	$(2,752)	$(261)	$8,761

Basic earnings per share from continuing operations	$0.22	$(0.07)	$(0.01)	$0.14

Basic earnings per share from discontinued operations	$0.08	$0.00	$0.00	$0.09

Basic earnings per share	$0.31	$(0.07)	$(0.01)	$0.23

Diluted earnings per share from continuing operations	$0.22	$(0.07)	$(0.01)	$0.14

Diluted earnings per share from discontinued operations	$0.08	$0.00	$0.00	$0.08

Diluted earnings per share	$0.30	$(0.07)	$(0.01)	$0.22

	March 31, 2004
Consolidated Balance Sheet (Unaudited)	As Reported Restated for Discontinued Operations	Contract Adjustments	Investment Adjustments	As Restated
Assets:
Cash and cash equivalents	$19,043	$—	$—	$19,043
Accounts receivable, net	248,457	—	—	248,457
Cost and estimated earnings in excess of Billings on uncompleted contracts	42,494	(3,441)	—	39,053
Inventories	19,853	—	—	19,853
Prepaid expenses and other current assets	8,126	—	—	8,126
Assets held for sale associated with discontinued operations	97,767	62	—	97,829
Other current assets	18,072			18,072
Property and equipment, net	44,456	—	—	44,456
Goodwill, net	166,996	—	—	166,996
Other noncurrent assets	31,224	1,846	(1,848)	31,222

Total assets	$696,488	$(1,533)	$(1,848)	$693,107

Liabilities:
Current maturities of long-term debt	$7,272	$—	$—	$7,272
Accounts payable and accrued expenses	108,556	1,057	—	109,613
Billings in excess of cost and estimated earnings on uncompleted contracts	31,519	1,871	—	33,390
Liabilities related to assets held for sale associated with discontinued operations	18,155	—	—	18,155
Other current liabilities	640			640
Long-term debt, net of current maturities	42,954	—	—	42,954
Senior subordinated notes, net	173,244	—	—	173,244
Other noncurrent liabilities	33,081	(647)	—	32,434

Total liabilities	$415,421	$2,281	$—	$417,702

Stockholders’ equity	281,067	(3,814)	(1,848)	275,405

Total liabilities and stockholders’ equity	$696,488	$(1,533)	$(1,848)	$693,107

SUBSIDIARY GUARANTIES

All of the Company’s operating income and cash flows are generated by its 100% owned subsidiaries, which are the subsidiary guarantors of the Company’s outstanding 9 3/8% senior subordinated notes due 2009 (the “Senior Subordinated Notes”). The Company is structured as a holding company and substantially all of its assets and operations are held by its subsidiaries. There are currently no significant restrictions on the Company’s ability to obtain funds from its subsidiaries by dividend or loan. The parent holding company’s independent assets, revenues, income before taxes and operating cash flows are less than 3% of the consolidated total. The separate financial statements of the subsidiary guarantors are not included herein because (i) the subsidiary guarantors are all of the direct and indirect subsidiaries of the Company; (ii) the subsidiary guarantors have fully and unconditionally, jointly and severally guaranteed the Senior Subordinated Notes; and (iii) the aggregate assets, liabilities, earnings and equity of the subsidiary guarantors is substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. As a result, the presentation of separate financial statements and other disclosures concerning the subsidiary guarantors is not deemed material.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used in the Company’s revenue recognition of construction in progress, fair value assumptions in analyzing goodwill impairment, allowance for doubtful accounts receivable, realizability of deferred tax assets and self-insured claims liabilities.

SEASONALITY AND QUARTERLY FLUCTUATIONS

The results of the Company’s operations, primarily from residential construction, are seasonal, dependent upon weather trends, with higher revenues typically generated during the spring and summer and lower revenues during the fall and winter. The commercial and industrial aspect of its business is less subject to seasonal trends, as this work generally is performed inside structures protected from the weather. The Company’s service business is generally not affected by seasonality. In addition, the construction industry has historically been highly cyclical. The Company’s volume of business may be adversely affected by declines in construction projects resulting from adverse regional or national economic conditions. Quarterly results may also be materially affected by gross margins for both bid and negotiated projects, the timing of new construction projects and any acquisitions. Accordingly, operating results for any fiscal period are not necessarily indicative of results that may be achieved for any subsequent fiscal period.

NEW ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), Share Based Payment, (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including restricted stock grants and grants of employee stock options, to be recognized in income and measured at fair value. Additionally, employee stock purchase programs have increased restrictions to be considered noncompensatory; therefore, most of these plans, formerly accounted for as noncompensatory stock purchase plans, will be required to be measured and recorded at fair value. Fair value is calculated utilizing a stock-option pricing model, where necessary, including specific input assumptions delineated in the standard. SFAS 123R utilizes a “modified grant-date approach” where, regardless of vesting conditions based on service and performance, measurement of the fair value of awards is calculated on the grant date and amortized into income over the requisite service period for all awards that vest. Where vesting of awards does not occur, no compensation cost will be recognized. SFAS 123R also significantly changes the treatment of taxes related to share based payments from that required under SFAS 123 or Accounting Principles Board Opinion No. 25, Account for Stock Issued to Employees, (“APB 25”). Through March 31, 2005, the Company has accounted for share-based payments pursuant to APB 25 and provided the requisite pro forma disclosures delineated in SFAS 123 in the notes to the consolidated financial statements. Pursuant to APB 25, the Company has only recognized compensation expense for certain restricted stock grants made in the fiscal years 2002 and 2004; however, no compensation expense has been required to be recognized for any stock option grants nor for the employee stock purchase plan. The Company is required to adopt SFAS 123R effective October 1, 2005 and has two transition options under the new standard; however, the recognition of compensation cost is the same under both options. The Company believes the adoption of SFAS 123R will have a material effect on the consolidated financial results of the Company during the period of adoption, however, the full effect the adoption of SFAS 123R has not been determined as of March 31, 2005. While not necessarily representative, Note 1 is intended to show expense related to expensing stock options.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation arrangements using the intrinsic value method in accordance with the provisions of APB 25 and related interpretations. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company’s stock options have all been granted with exercise prices at fair value, therefore no compensation expense has been recognized under APB 25 (See Note 6). During the three and six months ended March 31, 2005, the Company recorded compensation expense of $0.4 million and $0.6 million, respectively, in connection with restricted stock awards (See Note 6). Additionally, the Company recorded no compensation expense associated with the Employee Stock Purchase Plan which is defined as a non-compensatory plan pursuant to Financial Accounting Standards Board Interpretation No. 44 (See Note 7).

The following table illustrates the effect on net income and earnings per share assuming the compensation costs for the Company’s stock option and purchase plans had been determined using the fair value method at the grant dates amortized on a pro rata basis over the vesting period as required under Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation for the six and three months ended March 31, 2004 and 2005 (in thousands, except for per share data):

	Three months ended March 31,		Six months ended March 31,
	2004	2005	2004	2005
Net income, as reported	$2,472	$(13,226)	$8,761	$(30,834)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	151	413	201	629
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	443	660	814	838

Pro forma net income/(loss) for SFAS No. 123	$2,180	$(13,473)	$8,148	$(31,043)

Earnings/(loss) per share:
Basic – as reported	$0.06	$(0.34)	$0.23	$(0.79)
Basic – pro forma for SFAS No. 123	$0.06	$(0.34)	$0.21	$(0.80)

Earnings/(loss) per share:
Diluted – as reported	$0.06	$(0.34)	$0.22	$(0.79)
Diluted – pro forma for SFAS No. 123	$0.06	$(0.34)	$0.21	$(0.80)

2. BUSINESS DIVESTITURES

Discontinued Operations

During October 2004, the Company announced plans to begin a strategic realignment including the planned divestiture of certain subsidiaries within the Company’s commercial segment. During November 2004, the Company’s management committed to a plan to complete the divestiture of these companies by the end of fiscal 2005. This plan included management actively seeking potential buyers of the selected companies among other activities necessary to complete the sales. Management expects to be able to sell all considered subsidiaries at their respective fair market values at the date of sale determined by a reasonably accepted valuation method. Management does not foresee any significant changes in the plan, nor anticipates events requiring withdrawal from the plan. The discontinued operations disclosures include only those identified subsidiaries qualifying for discontinued operations treatment for the periods presented; therefore, other subsidiaries included in the Company’s divestiture plan will be included in future periods as they qualify for discontinued operations treatment. Depreciation expense associated with discontinued operations for the six months ended March 31, 2004 and 2005 was $0.9 million and $0.5 million, respectively.

During the six months ended March 31, 2005, the Company completed the sale of all the net assets of seven of its operating subsidiaries for $24.1 million in cash. These operating subsidiaries were located in the North, South, West, and Residential regions and primarily provided electrical contracting services for the commercial and industrial segments. The sale generated an after-tax gain of $0.2 million and has been recognized in the six months ended March 31, 2005 as discontinued operations in the consolidated income statement and the prior year’s six months ended March 31, 2004 results of operations have been reclassified. Summarized financial data for discontinued operations are outlined below:

	Six Months Ended March 31,
	2004	2005
Revenues	$98,960	$62,469

Gross profit	$13,238	$5,464

Pretax income/(loss)	$5,356	$(11,210)

	Three Months Ended March 31,
	2004	2005
Revenues	$49,711	$24,470

Gross profit	$7,139	$1,912

Pretax income/(loss)	$3,451	$(4,785)

	Balance as of
	September 30, 2004	March 31, 2005
Accounts receivable, net	$50,385	$20,076
Inventory	4,769	2,310
Costs and estimated earnings in excess of billings on uncompleted contracts	8,427	3,567
Other current assets	318	507
Property and equipment, net	3,870	1,852
Goodwill, net	10,656	—
Other noncurrent assets	788	82

Total assets	$79,213	$28,394

Accounts payable and accrued liabilities	$13,286	$5,769
Billings in excess of costs and estimated earnings on uncompleted contracts	5,074	1,023
Long term debt, net of current portion	5	—
Other long term liabilities	256	256

Total liabilities	18,621	7,048

Net assets	$60,592	$21,346

Goodwill Impairment Associated with Discontinued Operations

        During the three and six months ended March 31, 2005, the Company recorded a goodwill impairment charge of $3.4 million and $8.6 million related to the identification of certain subsidiaries for disposal by sale prior to the end of the fiscal second quarter 2005. This impairment charge is included in the net loss from discontinued operations caption in the statement of operations. The impairment charge was calculated based on the assessed fair value ascribed to the subsidiaries identified for disposal less the net book value of the assets related to those subsidiaries. The fair value utilized in this calculation was the same as that discussed in the preceding paragraph addressing the impairment of discontinued operations. Where the fair value did not exceed the net book value of a subsidiary including goodwill, the goodwill balance was impaired as appropriate. This impairment of goodwill was determined prior to the disclosed calculation of any additional impairment of the identified subsidiary disposal group as required pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As of March 31, 2005, the Company had only sold a portion of the subsidiaries included in its divestiture plan; therefore, the Company utilized estimated gross proceeds to calculate the fair values associated with the goodwill impairment charge. The Company does not expect any significant differences between those estimates and the actual proceeds to be received upon the sale of the subsidiaries, nor expects any significant effect on the goodwill impairment charge taken.

Impairment Associated with Discontinued Operations

In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, during the three and six months ended March 31, 2005, the Company recorded an impairment charge of $0.3 million and $1.0 million related to the identification of certain subsidiaries for disposal by sale prior to the end of the fiscal second quarter 2005. The impairment was calculated as the difference between the fair values, less costs to sell, assessed at the date the companies individually were selected for sale and their respective net book values after all other adjustments had been recorded. In determining the fair value for the disposed assets and liabilities, the Company evaluated past performance, expected future performance, management issues, bonding requirements, market forecasts and the carrying value of such assets and liabilities and received a fairness opinion from an independent consulting and investment banking firm in support of this determination for certain of the subsidiaries included in the assessment. The impairment charge was related to subsidiaries included in the commercial and industrial segment of the Company’s operations (see Note 5).

3. DEBT

Credit Facility

On February 27, 2004, the Company amended and restated the $125.0 million revolving credit facility to a $125.0 million revolving credit facility and a $50.0 million term loan led by Bank One, NA. The Company used the proceeds from the term loan and available cash to redeem $75.0 million principal amount of the Company’s long term bonds. Since February 27, 2004, and through December 10, 2004, the Company amended the credit facility four times. The amendments reduced the facility commitment, provided for covenants or waivers that permitted the Company to file the Form 10-Q for the quarter ended June 30, 2004 on or before December 15, 2004, permitted the Company to issue senior convertible notes, specified mandatory debt reduction amounts by quarter, adjusted and redefined financial covenants on a monthly basis beginning December 31, 2004, increased pricing, established the borrowing base at 70 percent of qualifying receivables and permit the Company to release certain collateral related to bonded jobs to companies providing surety bonding. These amendments required the payments of fees upon their execution. These fees are capitalized as deferred financing costs and amortized over the life of the facility. The credit facility, as amended, matures on January 13, 2006. The Company has the ability to extend the facility until January 12, 2007 upon the payment of a fee if certain financial conditions are met. The term loan of the credit facility is due by September 30, 2005. At March 31, 2005, the term loan had no outstanding borrowings. Amounts borrowed under the credit facility, as amended, bear interest at an annual rate of the bank’s prime rate plus two percent. Fees of one percent per annum are assessed on the outstanding credit facility commitments as of the beginning of each quarter. The Company’s direct and indirect subsidiaries guarantee the repayment of all amounts due under the facility and the facility is secured by a first perfected security interest in all the assets of the Company and those subsidiaries, including all of the outstanding capital shares of the capital stock of those subsidiaries. Among other restrictions, the financial covenants include minimum EBITDA, as defined in the credit agreement, requirements for core and all operations, a maximum senior secured debt to EBITDA ratio and a minimum interest coverage ratio. On May 23, 2005, we reached agreement with the banks to amend the terms of the Credit Facility to cure the violation. The new amended Credit Facility terms include a reduction of the facility to $60,000,000, an increase in the interest rate. A lowering of the percentage of eligible accounts receivable to be used in the borrowing base calculation, new reporting requirements, increased requirements to cash collateralize outstanding letters of credit, and a shortening of the maturity of the facility from January 13, 2006 to August 31, 2005.

As of March 31, 2005, the Company had no amounts outstanding under the term loan portion of its Credit Facility, and $2.3 million outstanding under the revolving credit line portion of its Credit Facility, letters of credit outstanding under its Credit Facility of $42.7 million, and if compliance with the terms of the Credit Facility would have available borrowing capacity under its Credit Facility of $33.4 million. During the time of the existing Event of Default, as defined in the Credit Facility, no draws may be made under the Credit Facility. As a result of the change in the Company’s total capacity under the Credit Facility, as amended, pursuant to Emerging Issues Task Force Issue 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, the Company recorded additional interest expense of $0.3 million related to the write off of deferred financing costs incurred prior to effecting the fourth amendment to the Credit Facility discussed above. This amount is included in interest expense related to the results of operations for the six months ended March 31, 2005.

Senior Subordinated Notes

The Company has outstanding two different series of senior subordinated notes with similar terms. The notes bear interest at 9 3/8% and will mature on February 1, 2009. Interest is paid on the notes on February 1 and August 1 of each year. The notes are unsecured senior subordinated obligations and are subordinated to all other existing and future senior indebtedness. The notes are guaranteed on a senior subordinated basis by all the Company’s subsidiaries. Under the terms of the notes, the Company is required to comply with various affirmative and negative covenants including (1) restrictions on additional indebtedness, and (2) restrictions on liens, guarantees and dividends. During the six months ended March 31, 2004, the Company redeemed $75.0 million principal amount of its senior subordinated notes, paying a call premium of 4.7%, or $3.5 million. This premium along with a write off of previously capitalized deferred financing costs of $1.6 million was recorded as a loss in other income and expense. At March 31, 2005, the Company had $172.9 million in outstanding senior subordinated notes. The Company failed to timely file its June 30, 2004 Form

10-Q resulting in defaults under the indenture relating to the Company’s subordinated debt and senior secured credit facility. The Company has since cured all defaults under both series of its subordinated debt issues.

Senior Convertible Notes

On November 24, 2004, the Company entered into a purchase agreement for a private placement of $36.0 million aggregate principal amount of its 6.5% Senior Convertible Notes due 2014. Investors in the notes agreed to a purchase price equal to 100% of the principal amount of the notes. The notes require payment of interest semi-annually in arrears at an annual rate of 6.5%, have a stated maturity of November 1, 2014, constitute senior unsecured obligations, are guaranteed on a senior unsecured basis by the Company’s significant domestic subsidiaries, and are convertible at the option of the holder under certain circumstances into shares of the Company’s common stock at an initial conversion price of $3.25 per share, subject to adjustment. On November 1, 2008, the Company has the option to redeem the Senior Convertible Notes, subject to certain conditions. The net proceeds from the sale of the notes were used to prepay a portion of our senior secured Credit Facility and for general corporate purposes. The notes, the guarantees and the shares of common stock issuable upon conversion of the notes to be offered have not been registered under the Securities Act of 1933, as amended, or any state securities laws and, unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. A default under the Credit Facility or the senior subordinated notes resulting in acceleration that is not cured within 30 days is also a cross default under the senior convertible notes.

On February 24, 2005 and following shareholder approval, the Company sold $14 million in principal amount of its Series B 6.5% Senior Convertible Notes due 2014 (the Notes), pursuant to separate option exercises by the holders of the aforementioned $36 million aggregate principal amount of Notes issued by the Company in an initial private placement on November 24, 2004. The senior convertible notes are a hybrid instrument comprised of two components: (1) a debt instrument and (2) certain embedded derivatives. The embedded derivatives include a redemption premium and a make-whole provision and the value of the redemption premium that may be due in the event the Company redeems the notes prior to the stated maturity. In accordance with the guidance that Statement of Financial Accounting Standards No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”) and Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) provide, the embedded derivatives must be removed from the debt host and accounted for separately as a derivative instrument. These derivative instruments will be marked-to-market each reporting period. During the three months ended December 31, 2004, the Company was required to also value the portion of the Notes that would settle in cash because of shareholder approval of the Notes had not yet been obtained. The initial value of this derivative was $1.4 million and the value at December 31, 2004 was $4.0 million, and consequently, a $2.6 million mark to market loss was recorded. The value of this derivative immediately prior to the affirmative shareholder vote was $2.0 million and accordingly, the Company recorded a mark to market gain of $2.0 million during the three months ended March 31, 2005. The calculation of the fair value of the conversion option was performed utilizing the Black-Scholes option pricing model with the following assumptions effective over the six months ended March 31, 2005: expected dividend yield of 0.00%, expected stock price volatility of 40.00%, weighted average risk free interest rate ranging from 3.67% to 4.15% for four to ten years, respectively, and an expected term of four to ten years. The valuation of the other embedded derivatives was derived by other valuation methods, including present value measures and binomial models. At March 31, 2005, the fair value of the two remaining derivatives was $1.6 million. Additionally, the Company recorded at March 31, 2005 a net discount of $0.9 million which is being amortized over the remaining term of the Notes.

Debt consists of the following (in thousands):

	September 30, 2004	March 31, 2005
Secured Credit Facility and term loan with a group of lending institutions, due January 13, 2006, with an interest rate of 7.75%	$57,929	$2,334
Senior Convertible Notes, due November 1, 2014, bearing interest at 6.5% with an effective interest rate of 6.5%	—	50,000
Senior Subordinated Notes, due February 1, 2009, bearing interest at 9.375% with an effective interest rate of 9.8%	62,885	62,885
Senior Subordinated Notes, due February 1, 2009, bearing interest at 9.375% with an effective interest rate of 10.00%	110,000	110,000
Other	125	174

Total debt	230,939	225,393

Less—short-term debt and current maturities of long-term debt	(42,993)	(2,382)
Less—unamortized discount on Senior Subordinated Notes	(2,307)	(2,044)
Less—unamortized discount on Senior Convertible Notes	—	(859)
Add—fair value of derivatives associated with the Senior Convertible Notes	—	1,595
Add—fair value of terminated interest rate hedge	2,630	2,328

Total long-term debt	$188,269	$224,031

4. EARNINGS PER SHARE

The following table reconciles the numerators and denominators of the basic and diluted earnings per share for the six months ended March 31, 2004 and 2005 (in thousands, except share data):

	Six Months Ended March 31,
	2004	2005
	(restated)
Numerator:
Net income/(loss)	$8,761	$(30,834)

Denominator:
Weighted average shares outstanding—basic	38,408,067	39,033,061
Effect of dilutive stock options	605,820	—

Weighted average shares outstanding—diluted	39,013,887	39,033,061

Earnings/(loss) per share:
Basic	$0.23	$(0.79)
Diluted	$0.22	$(0.79)

For the six months ended March 31, 2004 and 2005, stock options of 2.2 million and 3.0 million representing common stock shares, respectively, were excluded from the computation of diluted earnings per share because the options exercise prices were greater than the average market price of the Company’s common stock.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share for the three months ended March 31, 2004 and 2005 (in thousands, except share data):

	Three Months Ended March 31,
	2004	2005
	(restated)
Numerator:
Net income/(loss)	$2,472	$(13,226)

Denominator:
Weighted average shares outstanding—basic	38,544,198	39,149,769
Effect of dilutive stock options	698,263	—

Weighted average shares outstanding—diluted	39,242,461	39,149,769

Earnings/(loss) per share:
Basic	$0.06	$(0.34)
Diluted	$0.06	$(0.34)

For the three months ended March 31, 2004 and 2005, stock options of 2.2 million and 3.5 million representing common stock shares, respectively, were excluded from the computation of diluted earnings per share because the options exercise prices were greater than the average market price of the Company’s common stock.

5. OPERATING SEGMENTS

The Company follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information (SFAS 131).” Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance.

The Company’s reportable segments are strategic business units that offer products and services to two distinct customer groups. They are managed separately because each business requires different operating and marketing strategies. These segments, which contain different economic characteristics, are managed through geographical regions.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income from operations of the respective business units prior to home office expenses. Management allocates costs between segments for selling, general and administrative expenses, goodwill impairment, depreciation expense, capital expenditures and total assets.

Segment information for the six months ended March 31, 2004 and 2005 is as follows (in thousands):

	Six Months Ended March 31, 2004
	(restated)
	Commercial and Industrial	Residential	Corporate	Total
Revenues	$456,802	$144,439	$—	$601,241
Cost of services	405,935	114,596	—	520,531

Gross profit	50,867	29,843	—	80,710
Selling, general and administrative	36,179	16,818	10,451	63,448

Income (loss) from operations	$14,688	$13,025	$(10,451)	$17,262

Other data:
Depreciation and amortization expense	$4,148	$605	$1,111	$5,864
Capital expenditures	1,089	724	1,024	2,837
Total assets	503,900	102,777	89,811	696,488

	Six Months Ended March 31, 2005
	Commercial and Industrial	Residential	Corporate	Total
Revenues	$432,012	$141,044	$—	$573,056
Cost of services	394,407	111,950	—	506,357

Gross profit	37,605	29,094	—	66,699
Selling, general and administrative	38,428	17,515	15,565	71,508

Income (loss) from operations	$(823)	$11,579	$(15,565)	$(4,809)

Other data:
Depreciation and amortization expense	$4,310	$421	$1,259	$5,990
Capital expenditures	1,139	523	525	2,187
Total assets	407,075	37,154	88,237	532,466

Segment information for the three months ended March 31, 2004 and 2005 is as follows (in thousands):

	Three Months Ended March 31, 2004
	(restated)
	Commercial and Industrial	Residential	Corporate	Total
Revenues	$217,085	$73,199	$—	$290,284
Cost of services	196,016	58,386	—	254,402

Gross profit	21,069	14,813	—	35,882
Selling, general and administrative	17,667	8,486	5,224	31,377

Income (loss) from operations	$3,402	$6,327	$(5,224)	$4,505

Other data:
Depreciation and amortization expense	$2,058	$327	$564	$2,949
Capital expenditures	447	422	398	1,267
Total assets	503,900	102,777	89,811	696,488

	Three Months Ended March 31, 2005
	Commercial and Industrial	Residential	Corporate	Total
Revenues	$216,134	$71,387	$—	$287,521
Cost of services	198,357	56,109	—	254,466

Gross profit	17,777	15,278	—	33,055
Selling, general and administrative	18,921	9,023	7,960	35,904

Income (loss) from operations	$(1,144)	$6,255	$(7,960)	$(2,849)

Other data:
Depreciation and amortization expense	$2,332	$214	$750	$3,296
Capital expenditures	495	347	146	988
Total assets	407,075	37,154	88,237	532,466

The Company does not have significant operations or long-lived assets in countries outside of the United States.

6. 1999 INCENTIVE COMPENSATION PLAN

In November 1999, the Board of Directors adopted the 1999 Incentive Compensation Plan (the “1999 Plan”). The 1999 Plan authorizes the Compensation Committee of the Board of Directors or the Board of Directors to grant employees of the Company awards in the form of options, stock appreciation rights, restricted stock or other stock based awards. The Company has up to 5.5 million shares of common stock authorized for issuance under the 1999 Plan.

In December 2003, the Company granted a restricted stock award of 242,295 shares under its 1999 Plan to certain employees. This award vests in equal installments on December 1, 2004 and 2005, provided the recipient is still employed by the Company. The market value of the stock on the date of grant for this award was $2.0 million, which is recognized as compensation expense over the related two year vesting period. On December 1, 2004, 113,275 restricted shares vested under this award. During the period December 1, 2003 through November 30, 2004, 15,746 shares of those originally awarded were forfeited.

In January 2005, the Company granted a restricted stock award of 365,564 shares under its 1999 Plan to certain employees. This award vests in equal installments on January 3, 2006 and 2007, provided the recipient is still employed by the Company. The market value of the stock on the date of grant for this award was $1.7 million, which is recognized as compensation expense over the related two year vesting period. During the three months ended March 31, 2004 and 2005, the Company amortized $0.2 million and $0.4 million, respectively to expense in connection with these awards. During the six months ended March 31, 2004 and 2005, the Company amortized $0.3 million and $0.6 million, respectively, to expense in connection with these awards.

7. EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (the “ESPP”), which provides for the sale of common stock to participants as defined at a price equal to the lower of 85% of the Company’s closing stock price at the beginning or end of the option period, as defined. The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Internal Revenue Code of 1986, as amended. In the six months ended March 31, 2004 and 2005, 199,438 and 61,541 shares were issued under the ESPP, respectively. The Company suspended contributions to the Plan for the period January 1, 2005 through December 31, 2005 and may elect to do so in the future.

8. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are involved in various legal proceedings that have arisen in the ordinary course of business. While it is not possible to predict the outcome of such proceedings with certainty and it is possible that the results of legal proceedings individually or cumulatively may materially adversely affect the Company, in the opinion of the Company, all such proceedings are either adequately covered by insurance or financial reserves or, if not so covered, should not ultimately result in any liability which would have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company expenses routine legal costs related to such proceedings as incurred.

On August 20, 2004, August 23, 2004, September 10, 2004, September 15, 2004, and October 4, 2004, Corinne Orem, Elaine English, Park Partners, L.P., Jack Zimny, and James Elmore, respectively, each filed a putative class action complaint against IES, and certain of our officers and directors, in the United States District Court for the Southern District of Texas, alleging that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seeking a class determination for purchasers of IES stock between November 10, 2003 and August 13, 2004. The complaints seek unspecified amounts of compensatory damages, interest and costs, including legal fees. On November 19, 2004, these cases were consolidated. A motion to appoint a lead plaintiff is pending before the Court, and once an appointment is made, the plaintiff will have sixty days to file a consolidated amended complaint. Defendants will have sixty days from the filing of this consolidated amended complaint to respond.

On September 3, 2004, Chris Radek filed a shareholder derivative action in the District Court of Harris County, Texas naming Herbert R. Allen, Richard L. China, William W. Reynolds, Britt Rice, David A. Miller, Ronald P. Badie, Donald P. Hodel, Alan R. Sielbeck, C. Byron Snyder, Donald C. Trauscht, and James D. Woods as individual defendants and IES as nominal defendant. In this derivative action, the plaintiff makes substantially similar claims as made in the putative class action complaints, and adds common law claims against the individual defendants. The complaint in the shareholder derivative actions seeks unspecified amounts of damages, interest and costs, including legal fees. By agreement, the Defendants will not respond to this action until the plaintiff files an amended petition.

The Company intends to vigorously contest these actions. However, because they are at an early stage, it is premature at this time to predict liability or to estimate the damages, or the range of damages, if any, that we might incur in connection with these actions. An adverse outcome in these actions could have a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

Some of the Company’s customers require the Company to post letters of credit as a means of guaranteeing performance under its contracts and ensuring payment by the Company to subcontractors and vendors. If the customer has reasonable cause to effect payment under a letter of credit, the Company would be required to reimburse its creditor for the letter of credit. Depending on the circumstances surrounding a reimbursement to its creditor, the Company may have a charge to earnings in that period. To date the Company has not had a situation where a customer has had reasonable cause to effect payment under a letter of credit. At March 31, 2005, $1.1 million of the Company’s outstanding letters of credit were to collateralize its customers.

Some of the underwriters of the Company’s casualty insurance program require it to post letters of credit as collateral. This is common in the insurance industry. To date the Company has not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At March 31, 2005, $36.3 million of the Company’s outstanding letters of credit were to collateralize its insurance program.

Many of the Company’s customers require us to post performance and payment bonds issued by a surety. Those bonds guarantee the customer that the Company will perform under the terms of a contract and that it will pay its subcontractors and vendors. In the event that the Company fails to perform under a contract or pay subcontractors and vendors, the customer may demand the surety to pay or perform under the Company’s bond. The Company’s relationship with its sureties is such that it will indemnify the sureties for any expenses they incur in connection with any of the bonds they issue on the Company’s behalf. To date, the Company has not incurred significant expenses to indemnify its sureties for expenses they incurred on the Company’s behalf. As of March 31, 2005, the Company’s cost to complete projects covered by surety bonds was approximately $150.6 million and utilized a combination of $17.5 million in cash and letters of credit totaling $5.0 million to collateralize its bonding program.

In April 2000, the Company committed to invest up to $5.0 million in EnerTech Capital Partners II L.P. (EnerTech). EnerTech is a private equity firm specializing in investment opportunities emerging from the deregulation and resulting convergence of the energy, utility and telecommunications industries. Through March 31, 2005, the Company had invested $3.5 million under the Company’s commitment to EnerTech. The carrying value of this EnerTech investment at September 30, 2004 and March 31, 2005 was $3.0 million and $3.3 million, respectively. This investment is accounted for on the cost basis of accounting and accordingly, the Company does not record unrealized losses for the EnerTech investment that it believes are temporary in nature. As of March 31, 2005, the fair value of the Company’s share of the EnerTech fund approximated the carrying value. If facts arise that lead the Company to determine that such unrealized losses are not temporary, the Company will write down the investment in EnerTech through a charge to other expense during the period of such determination.

9. SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company sold substantially all the net assets of three commercial business units for total proceeds of $4.9 million. These business units were included in the Company’s aforementioned plan (see Note 2) to divest certain identified subsidiaries. The business units had revenues of $11.1 million and $9.1 million and operating income of $1.1 million and $0.4 million for the six months ended March 31, 2004 and 2005, respectively. The results of operations from these business units are included in the results from discontinued operations in the statement of operations for the three and six months ended March 31, 2004 and 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee	$3,023
NASD filing fee	*
NYSE listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	50,000
Transfer agent and registrar fees	*
Miscellaneous	*

TOTAL	*

*	To be completed by amendment.

ITEM 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Integrated Electrical Services’ certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Integrated Electrical Services. As permitted by the DGCL, the certificate of incorporation provides that directors of Integrated Electrical Services shall have no personal liability to Integrated Electrical Services or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to Integrated Electrical Services or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

ITEM 15.	Recent Sales of Unregistered Securities

On November 24, 2004, we sold $36 million in principal amount of our Series A and Series B 6.5% Senior Convertible Notes due 2014 in a private placement to certain purchaser in a transaction that was not registered under the Securities Act of 1933, as amended.

On February 24, 2005, we sold an additional $14 million in principal amount of our Series A and Series B 6.5% Senior Convertible Notes due 2014 in a private placement to certain purchaser in a transaction that was not registered under the Securities Act of 1933, as amended.

ITEM 16.	Exhibits and Financial Statement Schedules

a.	Exhibits:

3.1	Amended and Restated Certificate of Incorporation as amended. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-38715) of IES)

3.2	Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 (File No. 333-65160) of IES)

4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-38715) of IES)

4.2	Indenture, dated January 28, 1999, by and among Integrated Electrical Services, Inc. and the subsidiaries named therein and State Street Bank and Trust Company covering up to $150,000,000 9 3/8% Senior Subordinated Notes due 2009. (Incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-50031) of IES)

4.3	Form of Integrated Electrical Services, Inc. 9 3/8% Senior Subordinated Note due 2009 (Series A) and (Series B). (Included in Exhibit A to Exhibit 4.2 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-50031) of IES)

4.4	Indenture, dated May 29, 2001, by and among Integrated Electrical Services, Inc. and the subsidiaries named therein and State Street Bank and Trust Company covering up to $125,000,000 9 3/8% Senior Subordinated Notes due 2009. (Incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-4 (File No. 333-65160) of IES)

4.5	Form of Integrated Electrical Services, Inc. 9 3/8% Senior Subordinated Note due 2009 (Series C) and (Series D). (Included in Exhibit A to Exhibit 4.3 to Registration Statement on Form S-4 (File No. 333-65160) of IES)

4.6	Indenture, dated November 24, 2004, among IES, the subsidiaries of IES named therein, each a Guarantor, and The Bank Of New York, a New York Banking Corporation, as Trustee, for the benefit of the holders of our Series A 6.5% Senior Convertible Notes Due 2014 and Series B 6.5% Senior Convertible Notes Due 2014. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated November 24, 2004)

4.7	Registration Rights Agreement, dated November 24, 2004, by and among IES, the parties set forth on Schedule I thereto, each a Purchaser, and the subsidiaries of IES set forth on Schedule II thereto, each a Guarantor, for the benefit of the holders of our Series A 6.5% Senior Convertible Notes Due 2014 and Series B 6.5% Senior Convertible Notes Due 2014. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated November 24, 2004)

**5.1	Opinion of Andrews Kurth LLP regarding the legality of the Securities being registered hereby

*10.1	Form of Amended and Restated Employment Agreement between IES and H. Roddy Allen entered into effect as of January 30, 2003 (Incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K for the year ended September 30, 2003)

*10.2	Form of Amended and Restated Employment Agreement between IES and Richard L. China entered into effective as of August 12, 2003 (Incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the year ended September 30, 2003)

*10.3	Form of Resignation Contract Amendment between IES and Richard L. China dated September 28, 2004. (Incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.4	Form of Mutual Settlement Agreement and Release between IES and Richard L. China dated November 9, 2004. (Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.5	Form of Amended and Restated Employment Agreement between IES and Daniel Petro effective as of January 26, 2003. (Incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.6	Form of Amended and Restated Employment Agreement between IES and Miles Dickinson effective May 13, 2004. (Incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.7	Form of Amendment to Amended and Restated Employment Agreement between IES and Miles Dickinson effective December 6, 2004. (Incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.8	Form of Amended and Restated Employment Agreement between IES and Robert Stalvey effective January 27, 2003. (Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.9	Form of Officer and Director Indemnification Agreement. (Incorporated by reference to Exhibit 10.2 to our Annual report on Form 10-K for the year ended September 30, 2002)

10.10	Integrated Electrical Services, Inc. 1997 Stock Plan, as amended. (Incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended September 30, 2001)

10.11	Integrated Electrical Services, Inc. 1997 Directors’ Stock Plan. (Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended September 30, 2000)

10.12	Form of Stock Option Agreement for non-qualified Stock Options granted pursuant to the 1997 Directors Stock Plan. (Incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.13	Form of Stock Option Agreement for non-qualified Stock Options granted pursuant to the 1997 Stock Plan. (Incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.14	Integrated Electrical Services, Inc. 1999 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the year ended September 30, 2000)

10.15	Form of Stock Option Agreement for non-qualified Stock Options granted pursuant to the 1999 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.16	Form of Restricted Stock Agreement granted pursuant to the 1999 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.17	Credit Facility dated February 27, 2004, among IES, as borrower, the Financial institutions named therein, as banks, U.S. Bank National Association as syndication agent, Bank of Scotland as managing agent, La Salle Bank National Association as documentation agent and Bank One, NA as administrative agent (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2004)

10.18	Agreement and Amendment to Credit Agreement dated as of June 30, 2004, among the financial institutions named therein, IES, as borrower, and Bank One, NA, as administrative agent (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated August 17, 2004)

10.19	Agreement and Second Amendment to Credit Agreement dated as of August 16, 2004 among the financial institutions named therein, IES, as borrower, and Bank One, NA, as administrative agent (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 1, 2004)

*10.20	Form of Mutual Agreement and Release dated as of December 15, 2004 between Margery M. Harris and IES. (Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to our Quarterly Report on From 10-Q/A for the period ended December 31, 2004)

10.21	Agreement and Third Amendment to Credit Agreement dated as of November 18, 2004 among the financial Institutions named therein, IES, as borrower, and Bank One, NA, as administrative agent. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated November 22, 2004)

10.22	Purchase Agreement, dated November 22, 2004, among IES and the Purchasers named therein and Guarantors named therein (including form of Indenture and form of Registration Rights Agreement) (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated November 22, 2004)

10.23	Agreement and Fourth Amendment to Credit Agreement dated as of December 10, 2004 among the financial institutions named therein, IES, as borrower, and JPMorgan Chase Bank, N.A. (successor by merger to Bank One, NA), as administrative agent. (Incorporated by reference to exhibit 10.22 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.24	Form of Amended and Restated Employment Agreement by and between IES Management, L.P., the Company and Richard C. Humphrey effective as of September 10, 2003. (Incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K dated March 31, 2005)

16.1	Letter of Arthur Andersen LLP regarding a change in certifying accountant. (Incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K (File No. 011-13783) filed June 10, 2002)

†21.1	Subsidiaries of the Registrant

†23.1	Consent of Ernst & Young LLP

†24	Powers of Attorney (included in the signature pages to this registration statement)

*	These exhibits relate to management contracts or compensatory plans or arrangements.

†	Filed herewith

**	To be filed by amendment to this registration statement

ITEM 17.	Undertakings

(a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclose in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas, on May 23, 2005.

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ Herbert R. Allen
Name:	Herbert R. Allen
Title:	President, Chief Executive Officer And Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Herbert R. Allen, David A. Miller and Curt L. Warnock, and each of them severally, his true and lawful attorney or attorneys-in-fact and agents, with full power to act with or without the others and with full power of substitution and resubstitution, to execute in his name, place and stead, in any and all capacities, any or all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform in the name of on behalf of the undersigned, in any and all capacities, each and every act and thing necessary or desirable to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying, approving and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Herbert R. Allen Herbert R. Allen	President, Chief Executive Officer and Director	May 23, 2005

/s/ David A. Miller David A. Miller	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	May 23, 2005

/s/ C. Byron Snyder C. Byron Snyder	Chairman of the Board	May 23, 2005

/s/ Ronald P. Badie Ronald P. Badie	Director	May 23, 2005

/s/ Alan R. Sielbeck Alan R. Sielbeck	Director	May 23, 2005

/s/ Donald Paul Hodel Donald Paul Hodel	Director	May 23, 2005

/s/ Donald C. Trauscht Donald C. Trauscht	Director	May 23, 2005

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Incorporation as amended. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-38715) of IES)

3.2	Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 (File No. 333-65160) of IES)

4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-38715) of IES)

4.2	Indenture, dated January 28, 1999, by and among Integrated Electrical Services, Inc. and the subsidiaries named therein and State Street Bank and Trust Company covering up to $150,000,000 9 3/8% Senior Subordinated Notes due 2009. (Incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-50031) of IES)

4.3	Form of Integrated Electrical Services, Inc. 9 3/8% Senior Subordinated Note due 2009 (Series A) and (Series B). (Included in Exhibit A to Exhibit 4.2 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-50031) of IES)

4.4	Indenture, dated May 29, 2001, by and among Integrated Electrical Services, Inc. and the subsidiaries named therein and State Street Bank and Trust Company covering up to $125,000,000 9 3/8% Senior Subordinated Notes due 2009. (Incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-4 (File No. 333-65160) of IES)

4.5	Form of Integrated Electrical Services, Inc. 9 3/8% Senior Subordinated Note due 2009 (Series C) and (Series D). (Included in Exhibit A to Exhibit 4.3 to Registration Statement on Form S-4 (File No. 333-65160) of IES)

4.6	Indenture, dated November 24, 2004, among IES, the subsidiaries of IES named therein, each a Guarantor, and The Bank Of New York, a New York Banking Corporation, as Trustee, for the benefit of the holders of our Series A 6.5% Senior Convertible Notes Due 2014 and Series B 6.5% Senior Convertible Notes Due 2014. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated November 24, 2004)

4.7	Registration Rights Agreement, dated November 24, 2004, by and among IES, the parties set forth on Schedule I thereto, each a Purchaser, and the subsidiaries of IES set forth on Schedule II thereto, each a Guarantor, for the benefit of the holders of our Series A 6.5% Senior Convertible Notes Due 2014 and Series B 6.5% Senior Convertible Notes Due 2014. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated November 24, 2004)

**5.1	Opinion of Andrews Kurth LLP regarding the legality of the Securities being registered hereby

*10.1	Form of Amended and Restated Employment Agreement between IES and H. Roddy Allen entered into effect as of January 30, 2003 (Incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K for the year ended September 30, 2003)

*10.2	Form of Amended and Restated Employment Agreement between IES and Richard L. China entered into effective as of August 12, 2003 (Incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the year ended September 30, 2003)

*10.3	Form of Resignation Contract Amendment between IES and Richard L. China dated September 28, 2004. (Incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.4	Form of Mutual Settlement Agreement and Release between IES and Richard L. China dated November 9, 2004. (Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.5	Form of Amended and Restated Employment Agreement between IES and Daniel Petro effective as of January 26, 2003. (Incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.6	Form of Amended and Restated Employment Agreement between IES and Miles Dickinson effective May 13, 2004. (Incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.7	Form of Amendment to Amended and Restated Employment Agreement between IES and Miles Dickinson effective December 6, 2004. (Incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.8	Form of Amended and Restated Employment Agreement between IES and Robert Stalvey effective January 27, 2003. (Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.9	Form of Officer and Director Indemnification Agreement. (Incorporated by reference to Exhibit 10.2 to our Annual report on Form 10-K for the year ended September 30, 2002)

10.10	Integrated Electrical Services, Inc. 1997 Stock Plan, as amended. (Incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended September 30, 2001)

10.11	Integrated Electrical Services, Inc. 1997 Directors’ Stock Plan. (Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended September 30, 2000)

10.12	Form of Stock Option Agreement for non-qualified Stock Options granted pursuant to the 1997 Directors Stock Plan. (Incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.13	Form of Stock Option Agreement for non-qualified Stock Options granted pursuant to the 1997 Stock Plan. (Incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.14	Integrated Electrical Services, Inc. 1999 Incentive Compensation Plan (Incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the year ended September 30, 2000)

10.15	Form of Stock Option Agreement for non-qualified Stock Options granted pursuant to the 1999 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.16	Form of Restricted Stock Agreement granted pursuant to the 1999 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the year ended September 30, 2004)

10.17	Credit Facility dated February 27, 2004, among IES, as borrower, the Financial institutions named therein, as banks, U.S. Bank National Association as syndication agent, Bank of Scotland as managing agent, La Salle Bank National Association as documentation agent and Bank One, NA as administrative agent (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2004)

10.18	Agreement and Amendment to Credit Agreement dated as of June 30, 2004, among the financial institutions named therein, IES, as borrower, and Bank One, NA, as administrative agent (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated August 17, 2004)

10.19	Agreement and Second Amendment to Credit Agreement dated as of August 16, 2004 among the financial institutions named therein, IES, as borrower, and Bank One, NA, as administrative agent (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 1, 2004)

*10.20	Form of Mutual Agreement and Release dated as of December 15, 2004 between Margery M. Harris and IES. (Incorporated by reference to Exhibit 10.1 to Amendment No. 2 to our Quarterly Report on From 10-Q/A for the period ended December 31, 2004)

10.21	Agreement and Third Amendment to Credit Agreement dated as of November 18, 2004 among the financial Institutions named therein, IES, as borrower, and Bank One, NA, as administrative agent. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated November 22, 2004)

10.22	Purchase Agreement, dated November 22, 2004, among IES and the Purchasers named therein and Guarantors named therein (including form of Indenture and form of Registration Rights Agreement) (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated November 22, 2004)

10.23	Agreement and Fourth Amendment to Credit Agreement dated as of December 10, 2004 among the financial institutions named therein, IES, as borrower, and JPMorgan Chase Bank, N.A. (successor by merger to Bank One, NA), as administrative agent. (Incorporated by reference to exhibit 10.22 to our Annual Report on Form 10-K for the year ended September 30, 2004)

*10.24	Form of Amended and Restated Employment Agreement by and between IES Management, L.P., the Company and Richard C. Humphrey effective as of September 10, 2003. (Incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K dated March 31, 2005)

16.1	Letter of Arthur Andersen LLP regarding a change in certifying accountant. (Incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K (File No. 011-13783) filed June 10, 2002)

†21.1	Subsidiaries of the Registrant

†23.1	Consent of Ernst & Young LLP

†24	Powers of Attorney (included in the signature pages to this registration statement)

*	These exhibits relate to management contracts or compensatory plans or arrangements.

†	Filed herewith

**	To be filed by amendment to this registration statement